

10010932



AMYLIN

Notice of Annual Stockholders' Meeting, Proxy Statement and 2009 Annual Report

Challenging Science. Changing Lives.

MESSAGE TO OUR SHAREHOLDERS

It was a year of strong execution for Amylin, as we focused on five areas of value creation for shareholders: BYETTA® (exenatide) injection; exenatide once weekly, now known by its proposed name BYDUREON™ (exenatide for extended-release injectable suspension); SYMLIN® (pramlintide acetate) injection; obesity programs; and improved operating results. Our progress in each of these important areas has positioned the company for an outstanding 2010, with new opportunities for the delivery of life-changing therapies to patients and new milestones in shareholder value.

Total revenue for 2009 was $758.4 million, including net product sales of $754.0 million. Because of our financial discipline and focus on lowering operating costs, we reduced our research and development expenses and our selling, general and administrative expenses in 2009 by $88.8 million or 14.4 percent, as compared to the previous year.

As a result of our strategic and deliberate actions in reshaping our business to increase efficiencies and reduce costs, we reached a new financial milestone in the third quarter of the year, when—for the first time in the company's history—we generated positive cash flow from operations. While our investments in preparing for the launch of BYDUREON precluded a repeat of that benchmark in the fourth quarter, we remain confident that our operating platform put us on a solid trajectory to achieve our goal of sustainable positive cash flow from operations by the end of 2010. We expect that to continue for the full year of 2011, enabling us to generate GAAP operating income by year-end.

BYETTA: Over 10 Million Prescriptions

BYETTA is the first glucagon-like peptide-1 (GLP-1) receptor agonist approved by the U.S. Food and Drug Administration (FDA) for the treatment of type 2 diabetes. It provides the dual benefits of powerful glucose control with potential weight loss, and is included in the treatment guidelines of the American Diabetes Association (ADA), the European Association for the Study of Diabetes, and the American Association of Clinical Endocrinologists. Since its launch in 2005, more than one million people have been treated with BYETTA, and more than 10 million prescriptions have been written. Eli Lilly and Company, our partner in the product's development and commercialization, has made BYETTA available in approximately 60 countries around the world.

In the fourth quarter of 2009, we received FDA approval for BYETTA to be used as a first line stand-alone therapy along with diet and exercise to improve glycemic control in adults with type 2 diabetes, along with an updated safety label. Consequently, physicians now have the option to prescribe BYETTA much earlier in the continuum of care.

Unfortunately, this approval occurred too late in the year to have a positive effect on 2009 product sales. In addition, the entire diabetes market declined in the fourth quarter of 2009, an anomaly we believe resulted from continuing difficulties in the economy and the inability of many people to afford prescription medicines. Against this backdrop, we were unable to return BYETTA to growth, as planned. Net product sales were $667.6 million in 2009, as compared to $678.5 million in the previous year.

In 2010, we are driving growth by leveraging our updated label for BYETTA, promoting our expanded indication, and taking full advantage of the focus and energy of the recently reorganized Amylin and Lilly field sales organizations.

BYDUREON: Preparing for Launch

Excitement is mounting within Amylin and throughout the medical community, as we work with our collaboration partners, Lilly and Alkermes, Inc., in preparing to commercialize our product candidate exenatide once weekly, now known by its proposed name BYDUREON™ (exenatide for extended-release injectable suspension). If approved, BYDUREON is poised to become the world's first once-a-week therapy for type 2 diabetes.

We have the resources, strategies, and tactical plans for a successful launch in 2010. Through more than seven years of clinical experience with the exenatide molecule—the active ingredient in BYETTA—our depth of knowledge in the GLP-1 market is unmatched. We will use these strengths to grow the market, capture share from existing brands, and establish this potentially transformational medicine as the new gold standard in diabetes treatment.

Our New Drug Application (NDA) for BYDUREON was submitted to the FDA in early May 2009. We received a complete response letter from the FDA in March 2010 with requests for additional information, and we continue to work diligently towards achieving approval.

Superiority Strategy

We continue to execute our clinical superiority trial program—the DURATION studies—consisting of six clinical trials designed to demonstrate the superior efficacy of BYDUREON when compared to existing type 2 diabetes therapies. We have completed four of these studies and each has yielded extremely favorable results.

BYDUREON achieved clinically superior glucose control not only when compared with BYETTA, its parent product, but also when compared with the best-selling branded oral medicines and the best-selling branded insulin. Other results included an unprecedented efficacy in lowering blood glucose with the potential for weight loss; improved tolerability as compared to BYETTA; and low risk of severe hypoglycemia.

Because diabetes leads to premature heart attacks and strokes, it is increasingly recognized as a cardiovascular disease. But, of patients being treated for diabetes today, it is unfortunate that only about 10 percent are achieving the goals targeted by the ADA for control of blood glucose, blood pressure, and lipids.

Data from the DURATION-1 study show that after one year, nearly three-quarters of patients treated with BYDUREON achieved their blood glucose control target; one-half also achieved their blood pressure targets; and more than one-third achieved ADA targets for blood glucose, blood pressure, and LDL cholesterol.

Encouraged by this data—and confident in exenatide as a molecule—we expanded our superiority trials in early 2010 to include a cardiovascular outcome study called the Exenatide Study of Cardiovascular Event Lowering (EXSCEL). Results from this superiority study are anticipated in 2016.

A Revolutionary Molecule

We believe that exenatide is a revolutionary molecule, and we will continue our strategic investments as we develop and implement a robust lifecycle plan designed to ensure its sustained leadership.

Our first step is the planned introduction of a pre-filled pen-injector device. We have already completed a feasibility study for a suspension formulation with the potential for once monthly dosing. And we are also investigating non-injectable delivery methods, which may be possible because of the extraordinary potency of the exenatide molecule.

SYMLIN: Partner to Insulin

SYMLIN remains the first and only amylin agonist approved by the FDA as a partner product to insulin for patients with type 1 or type 2 diabetes who use mealtime insulin. It reduces blood glucose fluctuations, leading to better long-term glycemic control, and offers the potential for weight loss.

The pen delivery system, launched in 2008, now represents more than 75% of all new prescriptions for SYMLIN. With a full year of its availability, increased promotional support, and a sharper commercial focus on diabetes specialists and endocrinologists, we were able to reverse a trend of declining prescriptions. Net product sales of $86.4 million for the year were virtually on par with sales of $86.8 million in 2008.

We own 100 percent of the global rights to this first-in-class product, which since its launch in 2005, has only been available in the United States. In the coming year, we will be exploring global opportunities for SYMLIN, which could include alliances, partnerships, or licensing agreements.

ADVANCING THE PIPELINE

Obesity Therapies

We are very excited about our international obesity collaboration with Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In 2009, we partnered with Takeda to co-develop and commercialize pharmaceutical products, including those in our pipeline, for the treatment of obesity and related indications.

This new collaboration enables us to advance our obesity programs expeditiously, while reducing our financial and technical risk. It leverages our experience with peptide and protein science and Takeda's worldwide development and commercial expertise, which should result in more options in obesity treatment more quickly than either company could accomplish alone.

Based on encouraging results from a phase 2 study completed in late 2009, we worked with Takeda to select the combination treatment of pramlintide, an analog of the natural hormone amylin, and metreleptin, an analog of the natural hormone leptin, for advancement toward phase 3 development.

Diabetes Therapies

In 2009, we also completed a global agreement with Biocon Limited to develop, commercialize and manufacture a novel peptide therapeutic for the potential treatment of diabetes. Research will utilize our technological expertise in combining the pharmacological effects of two peptide hormones into a single molecular entity—a peptide hormone hybrid, which we call a "phybrid."

This new partnership combines our expertise in peptide therapeutics and leadership in the diabetes market with Biocon's capabilities in process development, manufacturing and clinical development. We believe the program we are jointly developing could unleash the potential of cutting-edge peptide science and effectively bring a novel therapy to people living and coping with diabetes.

CREATING VALUE IN 2010

Amylin is in an ideal position for value creation:

- We have strategic depth in diabetes research and therapeutics. As the only company in the industry to have launched two first-in-class products for the treatment of diabetes, we have well-established relationships with relevant stakeholders and broad managed market access.
- The size of the diabetes epidemic—more than 24 million Americans now living with diabetes—ensures a very large market opportunity for BYDUREON, which, through our major clinical program, has demonstrated clear superiority to commonly used branded diabetes medicines.
- Our financial position is sound and our balance sheet is strong. We finished 2009 with $667.8 million in cash, cash equivalents and investments. A strategic restructuring late in 2008 not only increased operating efficiencies and substantially lowered cash expenditures in 2009, but improved our flexibility, enabling us to anticipate and quickly respond to fast-changing market conditions.

- We increased our sales effectiveness and efficiency by merging our primary care and specialty sales forces into a single organization, bringing a more highly trained specialty approach to endocrinologists and diabetes-focused primary care physicians.
- We are building a network of global alliances to optimally balance risks and rewards, leverage our competitive advantages, access global resources and accelerate developmental timelines. These capabilities allow us to achieve our central goal of bringing more innovative medicines to the greatest number of patients in the fastest manner possible.

None of this would have been possible without the guidance of our board of directors and the commitment of our Amylin team. Because of their talent and dedication, we can be confident in a strong performance in the year ahead.

In moving forward, our priorities are clear:

- Drive revenue for our currently marketed products by leveraging the updated label and new indication for BYETTA, and maintaining a strong promotional focus on SYMLIN;
- Successfully launch BYDUREON, while continuing to execute our clinical superiority strategy;
- Generate positive cash flow from operations on a sustainable basis by the end of 2010; and
- Advance our pipeline by developing new forms of exenatide with our partners Alkermes and Lilly; moving our obesity candidates forward with Takeda, and maximizing the value of our leadership in peptide research.

We are committed to meeting the needs of our customers—the patients we serve, the physicians, the payers, and the regulators we work with each and every day.

The 1,500 men and women of Amylin understand our mission to change the lives of millions of people struggling with diabetes, obesity, and other metabolic diseases. They are the reason for our steadfast resolve in challenging science and in challenging ourselves. We are deeply appreciative of this opportunity and grateful for your support.



Daniel M. Bradbury
President and Chief Executive Officer


AMYLIN

March 19, 2010

Dear Stockholders:

It is my pleasure to invite you to Amylin's 2010 Annual Meeting of Stockholders. We will hold the meeting on Thursday, April 29, 2010, at 9:00 a.m. local time at our corporate offices located at 9360 Towne Centre Drive, San Diego, California 92121. During the annual meeting, we will discuss each item of business described in the enclosed Notice of Annual Meeting and Proxy Statement and provide a corporate overview. There will also be time for questions.

This booklet includes the Notice of Annual Meeting, Proxy Statement and our Annual Report on Form 10-K. The Proxy Statement provides information about Amylin in addition to describing the business we will conduct at the meeting.

We are pleased to be providing these proxy materials to you on the Internet which we believe provides you with the information you need to vote your shares, lowers our costs of delivery and reduces the environmental impact associated with delivering paper copies of these materials to all our stockholders.

We hope you will be able to attend the annual meeting. Whether or not you expect to attend, please vote your shares by telephone or the Internet, as described in the instructions you receive. If you receive these proxy materials by mail you may complete, sign and date and return the enclosed proxy card in the prepaid envelope.

Sincerely,

Daniel M. Bradbury
President and Chief Executive Officer

AMYLIN PHARMACEUTICALS, INC.

9360 Towne Centre Drive
San Diego, California 92121

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 29, 2010

Dear Stockholders:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders of Amylin Pharmaceuticals, Inc., a Delaware corporation. The meeting will be held on Thursday, April 29, 2010 at 9:00 a.m. local time at our corporate offices located at 9360 Towne Centre Drive, San Diego, California 92121, for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected.
2. To ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the proxy statement accompanying this notice.

The record date for the annual meeting is March 5, 2010. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement thereof. If you are unable to attend the annual meeting, you may listen to a webcast of it on our website, *www.amylin.com*.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 29, 2010 at 9360 Towne Centre Drive, San Diego, California 92121:

The notice of Amylin's 2010 Annual Stockholder Meeting, proxy statement and other proxy materials, and a copy of Amylin's 2009 Annual Report are available at *www.proxyvote.com*.

The Board of Directors recommends that you vote **FOR** the proposals identified above.

By Order of the Board of Directors



Daniel M. Bradbury
President and Chief Executive Officer

San Diego, California
March 19, 2010

Whether or not you expect to attend the meeting, please vote by proxy as promptly as possible in order to ensure your representation at the meeting. You may vote by telephone or on the Internet, or if you received these proxy materials in the mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Even if you have voted by proxy, you may still vote in-person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the meeting, you must provide a proxy issued in your name from that record holder.

AMYLIN PHARMACEUTICALS, INC.

9360 Towne Centre Drive
San Diego, California 92121

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD APRIL 29, 2010

Questions and Answers

Why am I receiving these proxy materials?

You have received these proxy materials because the Board of Directors of Amylin Pharmaceuticals, Inc. is soliciting your proxy to vote at its 2010 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you can vote by telephone, on the Internet, or, if you received these proxy materials in the mail, by signing, dating and returning the proxy card in the postage-paid envelope provided.

We are pleased to take advantage of the U.S. Securities and Exchange Commission rule that allows us to furnish proxy materials to you over the Internet. Accordingly, on or about March 19, 2010, we intend to mail to our stockholders of record entitled to vote at the meeting who have not previously requested to receive these proxy materials by mail, a Notice of Internet Availability of Proxy Materials, or the Notice, containing instructions on how to access this proxy statement and our annual report and vote online. The Notice will also contain instructions for requesting a paper or e-mail copy of these proxy materials. There is no charge to you for requesting a copy. If you wish to receive a paper or e-mail copy of these proxy materials, please make your request on or before April 15, 2010 to facilitate timely delivery.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 5, 2010, the record date for the annual meeting, will be entitled to vote at the annual meeting. At the close of business on the record date, there were 143,309,883 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If at the close of business on the record date, your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to submit your proxy by telephone or on the Internet or by signing, dating and returning your proxy card in the postage-paid envelope provided if you receive these proxy materials by mail, to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If at the close of business on the record date, your shares were held not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and the Notice or these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you provide a valid proxy issued in your name from your broker, bank or other agent.

What am I voting on?

There are two matters scheduled for a vote at the annual meeting:

- the election of directors, and
- the ratification of the selection by the Audit Committee of our Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

How do I vote?

For the election of directors, you may either vote "For" all nominees or you may "Withhold" your vote for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting. Alternatively, you may vote by proxy either by telephone or on the Internet or by using the accompanying proxy card if you received these proxy materials by mail. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote by telephone, follow the instructions shown on the enclosed proxy card if you received these materials by mail. You will be asked to provide the control number shown on the proxy card. Your telephone vote must be received by 11:59 p.m. Eastern Time on April 28, 2010 to be counted.
- To vote on the Internet, access the website shown on the Notice or follow the instructions on the enclosed proxy card if you received these proxy materials by mail. You will be asked to provide the control number shown on the Notice or proxy card. Your Internet vote must be received by 11:59 p.m. Eastern Time on April 28, 2010 to be counted.
- If you received these proxy materials by mail, to vote using the accompanying proxy card, simply complete, sign, date and return it as promptly as possible in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice or proxy card and voting instructions from that organization rather than from us. If you receive these proxy materials from your broker by mail, simply complete, sign and mail the accompanying proxy card to ensure your vote is counted. Alternatively, you may vote by telephone or on the Internet as instructed by your broker, bank or other agent. To vote in person at the annual meeting, you must provide a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

Participants in the 401(k) Plan and ESOP

If you are a participant in our 401(k) plan and/or our Employee Stock Ownership Plan, or ESOP, you are receiving these proxy materials in the mail and you may vote by telephone or the Internet or by using the enclosed proxy card. Your vote will serve to direct Fidelity Management Trust Company, as trustee of our 401(k) plan and ESOP, regarding how to vote the shares of our common stock attributable to your individual account under the 401(k) plan and ESOP. Your directions to Fidelity will be tabulated confidentially. Fidelity will vote shares as instructed by participants. Please provide voting directions to Fidelity by April 26, 2010, to help ensure that the shares attributable to your account will be voted.

Note Regarding Internet Voting

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the close of business on March 5, 2010, the record date for the annual meeting.

What if I return a proxy card but do not make specific choices?

If you return a signed proxy card without marking any voting selections, your shares will be voted "For" the election of all nominees for director and "For" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. If any other matter is properly presented at the meeting, one of the individuals named on your proxy card as your proxy will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. In addition, we have retained Innisfree M&A Incorporated to assist in the distribution of proxy materials and solicitation of votes for a fee not to exceed $12,500, plus reimbursement of out-of-pocket expenses.

What does it mean if I receive more than one Notice or proxy card?

If you receive more than one Notice or proxy card, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on each Notice or proxy card you receive to vote by telephone or the Internet or complete, sign and return each proxy card you receive to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the applicable vote at the annual meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- you may submit another properly executed vote by proxy with a later date,

- you may send a written notice that you are revoking your proxy to our Corporate Secretary at 9360 Towne Centre Drive, San Diego, California 92121, or
- you may attend the annual meeting and vote in person (however, simply attending the annual meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, a stockholder proposal must be submitted in writing by November 19, 2010, to our Corporate Secretary at 9360 Towne Centre Drive, San Diego, California 92121. If you wish to submit a proposal that is not to be included in next year's proxy materials, your proposal generally must be submitted in writing to the same address no later than December 30, 2010. Please review our Bylaws, which contain additional requirements regarding advance notice of stockholder proposals.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to any proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner, despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), that nominee will provide you with a Notice or voting instruction form. Please follow the instructions included on that Notice or form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions, and include the ratification of the selection of our independent registered public accounting firm. On non-discretionary items for which you do not give instructions to your broker, bank or other agent, which include the election of directors, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the eleven nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 143,309,883 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 71,654,942 shares must be represented by stockholders present at the meeting or by proxy.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our Current Report on Form 8-K filed with the Securities and Exchange Commission within four business days of the Annual Meeting of Stockholders. If the final voting results are not available within four business days after the meeting, we will provide the preliminary results in the Form 8-K and the final results in an amendment to the Form 8-K within four business days after the final voting results are known to us.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board of Directors currently consists of twelve members and will be reduced to eleven members at our Annual Meeting of Stockholders. There are eleven nominees for director this year: Adrian Adams; Teresa Beck; M. Kathleen Behrens; Daniel M. Bradbury; Paul N. Clark; Paulo F. Costa; Alexander Denner; Karin Eastham; James R. Gavin III; Jay S. Skyler; and Joseph P. Sullivan. Each director is to be elected at the annual meeting to serve until our 2011 Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their death, resignation or removal. Each of the nominees is currently a director of Amylin and was elected by our stockholders.

Directors are elected by a plurality of the votes present at the meeting or by proxy and entitled to vote at the meeting. The eleven nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. If no contrary indication is made, shares represented by executed proxies will be voted "For" the election of the eleven nominees named above or, if any nominee becomes unavailable for election as a result of an unexpected occurrence, "For" the election of a substitute nominee designated by our Board of Directors. Each nominee has agreed to serve as a director if elected and we have no reason to believe that any nominee will be unable to serve.

We require all of our directors and nominees for director to attend our Annual Meeting of Stockholders, absent an irreconcilable conflict. Each of our twelve directors elected at our 2009 Annual Meeting of Stockholders were in attendance at the meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* The Election Of Each Nominee Named Above.

The following is biographical information as of March 1, 2010 for each nominee for director.

Name	Age	Position
Daniel M. Bradbury	48	President, Chief Executive Officer and Director
Paulo F. Costa.	59	Chairman of the Board
Adrian Adams	59	Director
Teresa Beck	55	Director
M. Kathleen Behrens, Ph.D.	57	Director
Paul N. Clark	63	Director
Alexander Denner, Ph.D.	40	Director
Karin Eastham	60	Director
James R. Gavin III, M.D., Ph.D.	64	Director
Jay S. Skyler, M.D., MACP.	63	Director
Joseph P. Sullivan	67	Director

Mr. Bradbury has been our Chief Executive Officer since March 2007, serving as President since June 2006 and as Chief Operating Officer since June 2003. He has served as a director since June 2006 and serves on the Risk Management and Finance Committee. He previously served as Executive Vice President from June 2000 until June 2003. He joined Amylin in 1994 and has held officer-level positions in Corporate Development and Marketing during that time. Prior to joining Amylin, Mr. Bradbury spent ten years at SmithKline Beecham Pharmaceuticals, where he held a number of sales and marketing positions. He is a member of the board of directors of Illumina, Inc. He also serves on the RAND Health Board of Advisors and as a board member for PhRMA, BIOCOM, the Keck Graduate Institute's Board of Trustees and the San Diego Regional Economic Development Corporation. Mr. Bradbury is a member of the Royal Pharmaceutical Society of Great Britain and serves on the UCSD Rady School of Management's Advisory Council and the University of Miami's Innovation Corporate Advisory Council. Based on Mr. Bradbury's prior experience in senior management positions at Amylin, including in the areas of sales and marketing and operations, and his service on other boards of directors, the Board believes Mr. Bradbury has the appropriate set of skills to serve as a member of our Board. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

Mr. Costa has served as a director since June 2009 and has served as Chairman of the Board since August 2009. Mr. Costa served as President and Chief Executive Officer of Novartis U.S. Corporation from October 2005 until August 2008. Previously, he served as Head of the Americas and President and Chief Executive Officer of Novartis Pharmaceutical Corporation from July 1999 to October 2005. Prior to joining Novartis, Mr. Costa worked at Johnson & Johnson for 30 years, where he served from 1993 to 1998 as President of Janssen Pharmaceutical. In 1998 he became Executive Vice President, Global Franchise Development and a member of Johnson & Johnson's Group Operating Committee. Mr. Costa has held various sales and marketing positions and has over 20 years of general management experience, having launched in the U.S. market 10 pharmaceutical products in various therapeutic areas. Based on Mr. Costa's diverse experience in the pharmaceutical industry, ranging from successful product development, launch and commercialization and his extensive senior management experience within the industry, the Board believes Mr. Costa has the appropriate set of skills to serve as a member of our Board. Mr. Costa earned his M.B.A. from Harvard Business School and is a graduate of the Sao Paulo School of Business Administration.

Mr. Adams has served as a director since October 2007 and serves as the chair of the Compensation and Human Resources Committee. Since March 2007, Mr. Adams has served as President and, since May 2007, as Chief Executive Officer of Sepracor, Inc. From March 2007 to May 2007, Mr. Adams also served as Sepracor's Chief Operating Officer. He also serves as a member of

Sepracor's board of directors. From January 2002 until March 2007, Mr. Adams served as President and Chief Executive Officer of Kos Pharmaceuticals, Inc. and from April 2001 until January 2002 as President and Chief Operating Officer. Mr. Adams served as President and Chief Executive Offiver of Novartis-UK from 1999 until his tenure began at Kos. For the previous seven years, he was with SmithKline Beecham Pharmaceuticals, last serving as President and CEO of the company's Canadian subsidiaries. Previous assignments at SmithKline Beecham included Vice President and Director of Worldwide Marketing in the U.S.; and Director and Vice President of Sales and Marketing in the United Kingdom. Mr. Adams began his career at ICI Pharmaceuticals, where he rose from research laboratory assistant to Director of Sales and Marketing. Within the past five years Mr. Adams also served on the board of directors of Kos Pharmaceuticals, Inc. Based on Mr. Adam's senior management experience as a Chief Executive Officer and his service on other boards of directors in the biotechnology and pharmaceutical industries, including his experience in strategic planning, and sales and marketing, the Board believes Mr. Adams has the appropriate set of skills to serve as a member of our Board. He is a graduate of Manchester University in the United Kingdom with a Bachelor of Science degree.

Ms. Beck has served as a director since March 2007 and serves on the Audit Committee and the Compensation and Human Resources Committee. Ms. Beck is retired and has served as a director for Questar Corporation since October 1999 and Lexmark International, Inc. since April 2000. Within the past five years Ms. Beck also served on the board of directors of Albertsons, Inc., ICOS Pharmaceuticals and Textron, Inc. In addition, she serves as a member of the Board of Trustees of Intermountain Healthcare, The Nature Conservancy and the Nature Conservancy of Utah. She is also Vice-Chairman of the University of Utah National Advisory Council. From 1998 until her retirement in June 1999, Ms. Beck served as President of American Stores Company, and previously served as its Chief Financial Officer from 1993 to 1998. Prior to her appointment as Chief Financial Officer, Ms. Beck served in various finance and accounting related positions with American Stores from 1982 to 1993. Based on Ms. Beck's service on other boards of directors and her extensive business, financial and accounting background, including her previous role as Chief Financial Officer at a publicly-held company, the Board believes Ms. Beck has the appropriate set of skills to serve as a member of our Board. Ms. Beck received a B.S. and an M.B.A. from the University of Utah.

Ms. Behrens has served as a director since June 2009 and serves on the Audit Committee and the Science and Technology Committee. From January 2003 to the present, Ms. Behrens has served as a consultant for RS Investments, where she had been managing director from 1996 to 2002. From 2001 until January 2009, Ms. Behrens served as a member of the President's Council of Advisors on Science and Technology where she was Chair of Council's Subcommittee on Personalized Medicine. From 1997 to 2005, Ms. Behrens was also a director of the Board of Science, Technology and Economic Policy for the National Research Council and was a member of the Institute of Medicine Committee on New Approaches to Early Detection and Diagnosis of Breast Cancer. Within the past five years Ms. Behrens also served on the board of directors of AVI Biopharma, Inc. and Abgenix, Inc. Based on Ms. Behrens' extensive financial service background and experience in the biotechnology industry, including her service on many biotechnology company boards of directors, the Board believes Ms. Behrens has the appropriate set of skills to serve as a member of our Board. Ms. Behrens received a Ph.D. in Microbiology from the University of California, Davis.

Mr. Clark has served as a director since June 2009 and serves on the Risk Management and Finance Committee. Mr. Clark has served as an operating partner of Genstar Capital since July 2007. Prior to joining Genstar, he served as a director, Chief Executive Officer and President of Icos Corporation from June 1999 until January 2007 and as Chairman of the Board of Directors of Icos from February 2000 to January 2007. From 1984 to December 1998, Mr. Clark worked in various capacities for Abbott Laboratories, retiring from Abbott as Executive Vice President and as a board member. He previously served as Abbott's Senior Vice President from 1990 to 1998 and as Vice

President from 1984 to 1990. Prior to joining Abbott, he served as Vice President in sales and marketing positions with Marion Laboratories from 1983 to 1984 and in various sales, marketing and operations positions at Sandoz Pharmaceuticals from 1973 to 1983. He currently serves on the board of directors for Agilent Technologies, Inc., Catalent Pharma Solutions, Harlan Labs, Talecris Biotherapeutics, Inc. and is on the Board of Overseers of the Amos Tuck School, Dartmouth College. Based on Mr. Clark's experience in the pharmaceutical and biotechnology industries, including his experience serving in senior management positions, sales and marketing positions and his experience leading companies in drug discovery, development and commercialization, the Board believes Mr. Clark has the appropriate set of skills to serve as a member of our Board. Mr. Clark received his M.B.A. from Dartmouth College and his B.S. in finance from the University of Alabama.

Mr. Denner has served as a director since June 2009 and serves on the Risk Management and Finance Committee and the Science and Technology Committee. Since August 2006, Mr. Denner has served as Managing Director of entities affiliated with Carl C. Icahn including various private investment funds. From April 2005 to May 2006, Mr. Denner served as a portfolio manager for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as a portfolio manager of healthcare and biotechnology mutual funds. He is currently a director of Adventrx Pharmaceuticals, Inc., Biogen Idec, and Enzon Pharmaceuticals, Inc. Within the past five years Mr. Denner also served as a director at ImClone Systems, Incorporated. Based on Mr. Denner's previous financial experience as a portfolio manager of healthcare and biotechnology mutual funds and his service on the board of directors of other biopharmaceutical companies, the Board believes Mr. Denner has the appropriate set of skills to serve as a member of our Board. Mr. Denner received an S.B degree from the Massachusetts Institute of Technology and M.S., M.Phil., and Ph.D. degrees from Yale University.

Ms. Eastham has served as a director since September 2005 and serves as the chair of the Audit Committee and on the Compensation and Human Resources Committee. From May 2004 to September 2008 she served as Executive Vice President and Chief Operating Officer, and as a member of the Board of Trustees of the Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From April 1999 to May 2004, Ms. Eastham served as Senior Vice President, Finance, Chief Financial Officer, and Secretary of Diversa Corporation. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, from 1976 to 1988. Ms. Eastham also serves as a director for Illumina, Inc., Geron, Inc. and Genoptix, Inc. Within the past five years Ms. Eastham also served as director of SGX Pharmaceuticals, Inc. and Tercica, Inc. Based on Ms. Eastham's extensive senior management experience in the biopharmaceutical industry, particularly in key corporate finance and accounting positions, and her service on other boards of directors, the Board believes Ms. Eastham has the appropriate set of skills to serve as a member of our Board. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant and a Certified Director.

Dr. Gavin has served as a director since December 2005 and serves as Chair of the Corporate Governance Committee and on the Science and Technology Committee. Dr. Gavin has been Chief Executive Officer & Chief Medical Officer, Healing Our Village, Inc. since July 2007. From January 2006 to July 2007, he served as President and Chief Executive Officer of MicroIslet, Inc. and from January 2005 to January 2006, he served as Executive Vice President for Clinical Affairs for Healing Our Village, Inc. He was President of the Morehouse School of Medicine from June 2002 to December 2004. He also serves as Clinical Professor of Medicine, Emory University School of Medicine and Clinical Professor of Medicine at the Indiana University School of Medicine. Dr. Gavin is a member of the board of directors of Baxter International Inc. Within the past five years Dr. Gavin also served as a director of Nuvelo, Inc. Dr. Gavin was Chairman of the board of directors of Equidyne Corporation from August 2001 to 2003. From 1991 to 2002, Dr. Gavin was a Senior Scientific Officer of the Howard Hughes Medical Institute. From October 2003 until October 2006, he served as National Chairman of the National Diabetes Education Program. Dr. Gavin has received numerous civic and academic awards and honors, including his "Living Legend in Diabetes Award" in 2009 from the American Association of Diabetes Educators. Based on his medical background, including his significant diabetes research and clinical expertise, his previous leadership positions with the American Diabetes Association and the National Diabetes Education Program, and his senior management and board service with other companies, the Board believes Dr. Gavin has the appropriate set of skills to serve as a member of our Board. He received his B.S. in Chemistry at Livingstone College, a Ph.D. in Biochemistry at Emory University and an M.D. at Duke University Medical School.

Dr. Skyler has served as a director since August 1999 and serves as the chair of the Science and Technology Committee. He is Professor of Medicine, Pediatrics and Psychology, in the Division of Endocrinology Diabetes and Metabolism; and Associate Director for Academic Programs at the Diabetes Research Institute; all at the University of Miami Miller School of Medicine in Florida, where he has been employed since 1976. He is also Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases of the Type 1 Diabetes TrialNet clinical trial network, and serves on the board of directors of DexCom, Inc., and various private companies. Dr. Skyler has served as President of the American Diabetes Association and as Vice President of the International Diabetes Federation. Dr. Skyler serves on the editorial board of several diabetes and general medicine journals and the advisory panel of several pharmaceutical companies. Based on his medical background, including his significant diabetes expertise, his previous leadership positions with the American Diabetes Association and the International Diabetes Foundation, and his extensive background in the area of diabetes education and research, the Board believes Dr. Skyler has the appropriate skills to serve as a member of our Board. He received his B.S. from The Pennsylvania State University, his M.D. from Jefferson Medical College, and completed postdoctoral studies at Duke University Medical Center.

Mr. Sullivan has served as a director since September 2003 and serves on the Corporate Governance Committee and as the chair of the Risk Management and Finance Committee. Mr. Sullivan is currently Chairman of the Board of Advisors of RAND Health and is the former Chairman of the Board of Advisors of the UCLA Medical Center. From 2000 to 2003, Mr. Sullivan served as Chairman, Chief Executive Officer and a director of Protocare, Inc. From 1993 until November 1999, he served as Chairman, Chief Executive Officer and a director of American Health Properties, Inc. For the previous twenty years, Mr. Sullivan was an investment banker with Goldman Sachs. Mr. Sullivan currently serves on the board of directors of Cymetrix Corporation, HCP, Inc. (NYSE, a real estate investment trust), and Maguire Properties, Inc. (NYSE, a real estate investment trust). Based on his previous experience as an investment banker, particularly his extensive background in corporate finance and capital raising, his service on other boards of companies within the healthcare industry and other industries, and his healthcare policy leadership position as Chairman of the Board of Advisors of RAND Healthcare, the Board believes Mr. Sullivan has the appropriate set of skills to serve as a member of our Board. Mr. Sullivan received his M.B.A. from the Harvard Graduate School of Business Administration and his J.D. from the University of Minnesota Law School.

Background of Executives Not Listed Above

The following is biographical information as of March 1, 2010 for each of our executives not listed above.

Name	Age	Position
Mark G. Foletta	49	Senior Vice President, Finance and Chief Financial Officer
Mark J. Gergen	47	Senior Vice President, Corporate Development
Orville G. Kolterman, M.D.	62	Senior Vice President, Research and Development
Marcea Bland Lloyd	61	Senior Vice President, Government and Corporate Affairs, and General Counsel
Roger Marchetti	52	Senior Vice President, Human Resources and Information Management
Paul G. Marshall	50	Senior Vice President, Operations
Vincent P. Mihalik	59	Senior Vice President, Sales and Marketing, and Chief Commercial Officer
Lloyd A. Rowland	53	Vice President, Governance and Compliance, and Corporate Secretary

Mr. Foletta has served as Senior Vice President, Finance and Chief Financial Officer since March 2006 and he previously served as Vice President, Finance and Chief Financial Officer from March 2000 to March 2006. Mr. Foletta previously served as a Principal of Triton Group Management, Inc. from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. He is a director of Anadys Pharmaceuticals, Inc. Mr. Foletta received a B.A. in Business Economics from the University of California, Santa Barbara. He is a Certified Public Accountant and a member of the Financial Executives Institute.

Mr. Gergen has served as Senior Vice President, Corporate Development since August 2006 and previously served as Vice President of Business Development from May 2005 to August 2006. Prior to joining us, Mr. Gergen was an independent consultant to biotech and medical technology companies for strategy, financing and corporate development. From 2003 to 2005, Mr. Gergen was Executive Vice President at CardioNet, Inc. He held various positions at Advanced Tissue Sciences, Inc. from 2000 to 2003 most recently as Chief Restructuring Officer and Acting CEO. He also served as Senior Vice President, Chief Financial and Development Officer, and Vice President, Development, General Counsel and Secretary. From 1999 to 2000, Mr. Gergen was employed at Premier, Inc. and from 1994 to 1999 he held various positions with Medtronic, Inc. From 1990 to 1994 he held various legal and corporate development positions at Jostens, Inc. and from 1986 to 1990, he practiced law at various law firms. Mr. Gergen serves on the Board of Directors of a privately held company. Mr. Gergen received a B.A. in Administration from Minot State University and a J.D. from the University of Minnesota Law School.

Dr. Kolterman has served as Senior Vice President, Research and Development since June 2008 and previously served as Senior Vice President, Development from March 2008 to May 2008. He also served as Senior Vice President, Clinical and Regulatory Affairs from August 2005 to March 2008, Senior Vice President, Clinical Affairs from February 1997 to August 2005, Vice President, Medical Affairs from 1993 to 1997, and Director, Medical Affairs from 1992 to 1993. From 1983 to 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center, at the University of California, San Diego Medical Center. Since 1989, he has been Adjunct Professor of Medicine at the University of California, San Diego. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the Diabetes Control and Complications Trial Study

Group and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman received his M.D. from Stanford University School of Medicine.

Ms. Lloyd has served as our Senior Vice President, Government and Corporate Affairs and General Counsel since June 2008 and served as Senior Vice President, Legal and Corporate Affairs, and General Counsel from February 2007 to June 2008. Prior to joining us, Ms. Lloyd served as Group Senior Vice President, Chief Administrative Officer, General Counsel and Secretary of VHA Inc. from November 2004 to February 2007. Previously, she served as VHA's General Counsel and Secretary from May 1999 to November 2004. From 1993 to April 1999, Ms. Lloyd was Vice President and Assistant General Counsel of Medtronic Inc. and served as Medtronic's Assistant General Counsel from 1991 to 1993. From 1978 to 1991, Ms. Lloyd held various legal positions with Medtronic. Prior to joining Medtronic, Ms. Lloyd served as counsel to Pillsbury Company and Montgomery Ward & Co. and she taught Business Law at the University of Minnesota Business School. Ms. Lloyd is immediate past Chairperson of the Executive Leadership Foundation, a member of the board of directors for California Healthcare Institute and is an associate of the Women Business Leaders of the United States Health Care Industry Foundation. She received a B.S./B.A. from Knox College and a J.D. from Northwestern University.

Mr. Marchetti has served as our Senior Vice President, Human Resources and Information Management since July 2007 and previously served as Senior Vice President, Human Resources and Corporate Services from October 2005 to July 2007. Prior to joining us, he served as Vice President, Human Resources for Guidant Corporation from July 2002 to October 2005. Prior to this role, he served as Vice President, Finance and Information Systems, Guidant Europe, Middle East, Africa, and Canada, since the beginning of 2001. From 1999 through 2000, he served as Vice President, Human Resources for Guidant's Vascular Intervention group, and served as Guidant's Corporate Controller and Chief Accounting Officer from 1994 to 1999. He joined Eli Lilly and Company's Medical Devices and Diagnostics division in 1988. In 1992, he became Financial Manager of Lilly's pharmaceutical manufacturing operations in Indianapolis. From 1980 to 1986, he was with Touche Ross & Co. (currently Deloitte). He received a B.S. from LaSalle University in Philadelphia and his M.B.A. from the Ross School of Business at the University of Michigan. He is a Certified Public Accountant.

Mr. Marshall has served as Senior Vice President, Operations since December 2008. He previously served as Vice President Operations from December 2006 to December 2008. Prior to joining us, he was Vice President of Corporate Manufacturing at Amgen, Inc. From 2002 to 2005, Mr. Marshall served as President of Manufacturing at Recombinant Proteins at the Bioscience Division of Baxter International. From 1999 to 2002, he was Site Head of the Baxter International Thousand Oaks facility. He joined Creative BioMolecules in 1992, first as Head of Process Development and Clinical Manufacturing and then as Head of Operations. From 1988 to 1992, Mr. Marshall held various management positions with Welgen Manufacturing Partnership (now Amgen, Rhode Island), Repligen Corporation and Damon Biotech. Mr. Marshall received a B.S. and an M.S. in Biology from the University of Massachusetts at Dartmouth and completed three years of post-graduate work concentrating in hematology and coagulation research at Brown University.

Mr. Mihalik has served as Senior Vice President, Sales and Marketing and Chief Commercial Officer since January 2009. Mr. Mihalik has over 30 years of experience across multiple commercial roles. Before joining us, Mr. Mihalik served as Vice President of Global Brand Development Diabetes and Endocrine Platform Team Leader for Lilly since 2004. Previously, he was Business Unit Head of Diabetes Care for Lilly U.S. from 2001 to 2004. From 1990 to 2001 he served in various senior management positions at other healthcare companies including Senior Vice President and General Manager for Lab Systems and Molecular Biochemical at Roche Diagnostics Corporation, President, Diabetes Care North America at Boehringer Mannheim Group and President, Scientific Products Biomedical and General Manager, Pandex Diagnostic Research and Development Center for Baxter

Healthcare Inc. He has a B.S. degree in Biology from The Pennsylvania State University and completed the Northwestern University Masters in Management—Executive Program.

Mr. Rowland has served as our Vice President, Governance and Compliance, Secretary, and Chief Compliance Officer since February 2007. He previously served as our Vice President, Legal, Secretary and General Counsel from September 2001 to February 2007. Prior to joining us, Mr. Rowland served in various positions at Alliance Pharmaceutical Corp., including as Vice President, General Counsel and Secretary, beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

Independence of the Board of Directors and its Committees and Corporate Governance

As required under NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in applicable NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Amylin, our senior management and our independent auditors, our Board of Directors has affirmatively determined that each of Mr. Adams, Ms. Beck, Ms. Behrens, Mr. Clark, Mr. Costa, Mr. Denner, Ms. Eastham, Dr. Gavin, Dr. Skyler, and Mr. Sullivan are independent directors within the meaning of the applicable NASDAQ listing standards. Our Board of Directors has determined that Mr. Bradbury, our President and Chief Executive Officer, does not qualify as an independent director within the meaning of the applicable NASDAQ listing standards because he is an employee of the company. Relationships reviewed by our Board in making its independence determinations include: Mr. Bradbury's and Ms. Eastham's service on the same public company board of directors and Mr. Denner's status as an employee of Icahn Capital LP, which currently owns over 5% of our total common shares outstanding.

As required under applicable NASDAQ Stock Market listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. All of the committees of our Board of Directors, with the exception of the Risk Management and Finance Committee, are comprised entirely of directors determined by the Board to be independent within the meaning of the applicable NASDAQ listing standards. The Risk Management and Finance Committee is not subject to any independence requirements. In addition, all members of the Compensation and Human Resources Committee are outside directors as defined by Rule 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and are non-employee directors as defined by Rule 16b-3 promulgated by the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended.

The Board, upon the recommendation of the Corporate Governance Committee, has adopted Corporate Governance Guidelines, a copy of which can by found on the corporate governance section of our web site, *www.amylin.com*. These Guidelines are intended to enhance the functioning of the Board and its committees, promote the interests of our stockholders and establish a common set of expectations as to how the Board, its various committees and individual directors should perform their functions. In particular, the Guidelines set forth the practices the Board will follow with respect to: meetings of the Board and its committees; composition of the Board and its committees; director compensation; the selection of the Chairman of the Board, our directors and our Chief Executive

Officer; management succession; expectations of directors; and evaluation of the Board's, each committee's and each director's performance.

Leadership Structure and Risk Oversight Function of the Board of Directors

The leadership structure of our Board currently consists of an independent Chairman of the Board who oversees the Board meetings and works with our chief executive office to establish meeting agendas. Our Chairman, Mr. Costa, does not serve as our principal executive officer as we believe this structure enhances the independence of our Board. As noted above, our Chief Executive Officer, Mr. Bradbury, is the only member of our Board who has not been deemed to be independent by the Board. Further, our Corporate Governance Guidelines provide that if the Chairman of the Board is ever deemed to be not independent, the Board shall elect a lead independent director to preside over executive sessions of the Board's independent directors. The Board committees are chaired by independent directors, each of whom reports to the full Board on the activities and decisions made by the committees at Board meetings. We believe this leadership structure helps facilitate efficient decision-making and communication among our directors and fosters efficient Board functioning at regularly scheduled meetings.

Our management is primarily responsible for managing the risks we face in the ordinary course of operating our business. The Board actively oversees potential risks and our risk management activities by receiving operational and strategic presentations from management which include discussions of key risks to our business. In addition, the Board has delegated risk oversight to each of its key committees within their areas of responsibility. For example, the Audit Committee assists the Board in its risk oversight function by reviewing and discussing with management our system of disclosure controls and our internal controls over financial reporting, and risks associated with our cash investment policies. The Corporate Governance Committee assists the Board in its risk oversight function by periodically reviewing and discussing with management important compliance and quality issues. The Compensation and Human Resources Committee assists the Board in its risk oversight function by overseeing strategies with respect to our incentive compensation programs and key employee retention issues. In addition, the Board recently renamed the Finance Committee as the Risk Management and Finance Committee which will broaden its scope of responsibilities to focus on and oversee enterprise risk management. We believe our Board leadership structure facilitates the division of risk management oversight responsibilities among the Board committees and enhances the Board's efficiency in fulfilling its oversight function with respect to different areas of our business risks and our risk mitigation practices.

Information Regarding the Board of Directors and its Committees

Our Board of Directors has an Audit Committee, a Compensation and Human Resources Committee, a Corporate Governance Committee, a Risk Management and Finance Committee and a Science and Technology Committee. Each committee operates pursuant to a written charter, copies of which can be found on the corporate governance section of our web site, *www.amylin.com*. Each of our Board committees is required to perform an annual self-performance evaluation, which evaluation includes an evaluation of each director's service on the board and a comparison of the performance of such committee with the requirements of its charter. The performance evaluation also includes a recommendation to the Board of any improvements to the committee's charter deemed necessary or desirable by such committee. The Board and each of our Board committees has the full power and authority to discharge its duties and responsibilities, including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without seeking approval of the Board or our management.

The following is membership and meeting information for each of our committees during the year ended December 31, 2009, as well as a description of each committee and its functions.

Name	Audit Committee(1)	Compensation and Human Resources Committee(2)	Corporate Governance Committee(3)	Risk Management and Finance Committee(4)	Science and Technology Committee(5)
Adrian Adams(6)		X*			
Steven R. Altman(7)			X		
Teresa Beck(8)	X	X			
M. Kathleen Behrens, Ph.D.(7)	X				X
Daniel M. Bradbury				X	
Paul N. Clark(7)				X	
Alexander Denner, Ph.D.(7)				X	X
Karin Eastham	X*	X			
James R. Gavin III, M.D., Ph.D.			X*		X
Jay S. Skyler, M.D., MACP					X*
Joseph P. Sullivan(9)			X	X*	
Total meetings in fiscal year 2009	11	7	7	3	2

* Current Committee Chairperson

(1) In addition to the incumbent committee members listed in this column, Mr. Sullivan served on this committee until July 2009.

(2) In addition to the incumbent committee members listed in this column, Mr. Altman served on this committee until March 2009 and Mr. Wilson served on this committee until June 2009.

(3) In addition to the incumbent committee members listed in this column, Dr. Skyler served on this committee until July 2009 and Mr. Wilson served on this committee until June 2009.

(4) In addition to the incumbent committee members listed in this column, Mr. Cook served on this committee until June 2009, Ms. Graham served on this committee until May 2009 and Mr. Greene served on this committee until April 2009. This Committee was renamed the Risk Management and Finance Committee in February 2010.

(5) This Committee was formed in July 2009.

(6) Has served as chair of the committee indicated since March 2009.

(7) Has served on committee(s) indicated since July 2009.

(8) Has served on the Compensation and Human Resources Committee since August 2009.

(9) Has served on Corporate Governance Committee since July 2009.

Audit Committee

The Audit Committee has been established in accordance with Section 3 of the Securities and Exchange Act of 1934, as amended, and reviews our corporate accounting and financial reporting process on behalf of the Board. The Audit Committee has the sole authority to appoint, retain or terminate our independent auditors; approves in advance all audit and permissible non-audit services to be provided to us by our independent auditors; oversees the independence of our independent auditors; evaluates our independent and internal auditors' performance; oversees and evaluates management's assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year; oversees and evaluates our accounting and financial controls; receives and considers our independent auditors' comments as to accounting and financial controls; discusses with management and our independent auditors the results of the annual audit and our annual financial statements; discusses with management and our independent auditors, as applicable, the results of our independent auditors' interim review of our quarterly financial statements, as well as our earnings press releases; and approves all related-party transactions that are required to be disclosed by applicable laws, rules or regulation.

Our Board of Directors has determined that each of Ms. Beck, Ms. Behrens and Ms. Eastham qualify as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of the directors' knowledge and experience based on a number of factors, including their formal education and prior work experience. Each Audit Committee member is independent as defined in applicable NASDAQ listing standards and SEC regulations.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee, or the Compensation Committee, assists the Board in fulfilling its responsibilities in connection with the compensation of our directors, officers, employees and certain consultants. It performs this function by establishing and overseeing the administration of our compensation policies for our senior management; reviewing and approving strategies for attracting, developing and motivating management and employees; recommending to the Board the approval of compensation plans and programs, including various incentive compensation, retirement and other benefit plans; and administering or overseeing approved plans or programs. The Compensation Committee also develops a succession plan for our Chief Executive Officer and other key executives and produces an annual report with respect to the Compensation Discussion and Analysis included in this proxy statement. To the extent permitted under Delaware General Corporate Law, the Compensation Committee has the authority to delegate its duties and responsibilities to subcommittees as it deems necessary and advisable.

The Compensation Committee has retained Radford, a division of Aon Consulting, as an independent consultant to advise on matters related to executive and board compensation and evaluating executive compensation programs. The consultant reports to and acts at the direction of the Compensation Committee. Either the Compensation Committee or its designee, the Senior Vice President, Human Resources and Information Management, instruct the consultant with respect to its duties. These duties include preparing competitive compensation analyses and assisting the Compensation Committee with identifying and selecting our group of peer companies listed in the Compensation Discussion and Analysis. The consultant also regularly participates in Compensation Committee meetings and advises the Compensation Committee with respect to compensation trends and prevalent practices. Along with the consultant, our Chief Executive Officer and our Senior Vice President, Human Resources and Information Management, assist the Compensation Committee in reaching compensation decisions with respect to the Named Executive Officers other than themselves.

In our last completed fiscal year, we paid the consultant approximately $110,000 to advise the Compensation Committee regarding the amount and form of executive and director compensation. We also paid the consultant for travel expenses, and for other requests for their services such as subscription fees for compensation, benefit and benchmark surveys we purchase from the consultant and for valuation support to facilitate our accounting for stock-based compensation totaling approximately $50,000. The consultant is a division of Aon Consulting. During our last completed fiscal year, we paid affiliates of Aon approximately $300,000 for product liability insurance commissions and for arranging insurance premium financing. The decision to engage the compensation consultant and its affiliate for these additional services was made by management and, due to the nature of the services provided, was not approved by the Compensation Committee or the Board.

In consultation with the Board, the Compensation Committee conducts annual reviews of the performance of our Chief Executive Officer and establishes his compensation. The Compensation Committee also reviews and makes recommendations to the full Board with respect to director compensation. In consultation with management, the Compensation Committee recommends to the Board annual corporate objectives to serve as guidance in making awards under our cash bonus plans and makes recommendations to the Board regarding our overall achievement of those objectives. Additional information regarding the Compensation Committee can be found in the Compensation Discussion and Analysis.

Corporate Governance Committee

The Corporate Governance Committee administers the process for determining the selection of candidates for the Board; assesses the composition, operations and performance of the Board and the performance and independence of each director; periodically reviews and assesses our corporate governance guidelines and their application and recommends any changes deemed appropriate to the Board for its consideration; oversees and administers our corporate governance functions on behalf of the Board; oversees and administers compliance matters to the extent such activities are not delegated to other committees; recommends any changes considered appropriate in the authority, operations, charter, number or membership of the Board or any committee; evaluates the need and, if necessary, develops and institutes a plan or program for the continuing education of our directors; and oversees and reviews with management and the Board the adequacy of, and monitors compliance with, our Code for Shared Business Conduct and related conduct and ethics policies. In addition to its Board nominating role, the Corporate Governance Committee assists the Board in working to assure that Amylin operates with proper corporate governance principles and practices.

The Corporate Governance Committee is responsible for determining the Board's slate of director nominees for election to our Board and the individuals to fill vacancies on our Board occurring between annual meetings of stockholders. The Corporate Governance Committee will, at least on an annual basis, consider the mix of skills and experience that the then-current directors bring to the Board to assess whether the Board has the necessary membership and resources to perform its oversight function effectively. The qualifications of any non-incumbent director candidates brought to the attention of the Corporate Governance Committee by directors, management, stockholders or third parties will be evaluated from time to time in light of the Corporate Governance Committee's determination of the Board's needs, and under the same criteria as set forth below. Stockholders wishing to suggest candidates to the Corporate Governance Committee for consideration as directors must submit a written notice to our Board, who will provide it to the Corporate Governance Committee. The address for our Board can be found in this proxy statement under the caption "Stockholder Communications with the Board of Directors" or in the corporate governance section of our website at *www.amylin.com*. Our Bylaws set forth the procedures a stockholder must follow to nominate candidates for director. Certain elements of these procedures are described in this proxy statement under the caption "When are stockholder proposals due for next year's annual meeting?" The Corporate Governance Committee does not distinguish between nominees suggested by stockholders and other nominees.

In evaluating the suitability of potential candidates for Board membership, the Corporate Governance Committee takes into account many factors, including whether the potential nominee meets requirements for independence; the individual's personal qualities and characteristics, accomplishments and reputation in the business community; the potential candidate's current knowledge and contacts in the communities in which Amylin does business and in Amylin's industry or other industries relevant to Amylin's business; the individual's ability and willingness to commit adequate time to Board and committee matters; and the fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective and responsive to the needs of Amylin. The Board has adopted Corporate Governance Guidelines stating that the Corporate Governance Committee will consider the need for the Board to have a diversity of viewpoints, background, experience and other factors when considering nominees to serve on the Board. The Corporate Governance Committee annually reviews each director's skills and areas of expertise in addition to their diverse backgrounds and experiences in order to recommend a slate of directors that has the requisite skills and diversity of viewpoints required to effectively fulfill the duties and responsibilities of our Board. The Corporate Governance Committee has not established any specific minimum qualification standards for nominees to the Board.

Risk Management and Finance Committee

The Board recently renamed the Finance Committee as the Risk Management and Finance Committee. Historically, this committee has assisted the Board in matters relating to our capital-raising and other financing activities and other risk management activities. The Risk Management and Finance Committee considers the ongoing financing needs of Amylin; considers alternative financing mechanisms available to Amylin; makes recommendations to the Board regarding the implementation of appropriate financing mechanisms; and undertakes any other duties or responsibilities expressly delegated to the Risk Management and Finance Committee by the Board from time to time. The Risk Management and Finance Committee charter requires that it consists of at least three directors, one of whom shall be our Chief Executive Officer. Having been renamed as the Risk Management and Finance Committee, the Board is reviewing the committee's mandate and charter to encompass additional risk management oversight responsibilities.

Science and Technology Committee

The Science and Technology Committee assists the Board in fulfilling its oversight responsibilities relating to: (i) our research and development and technology strategies and initiatives; (ii) significant trends in science and technology and the potential impact of such trends on our business and operations; and (iii) ongoing protection of our intellectual property and oversight of lifecycle management strategies. The Science and Technology Committee periodically reviews, evaluates and reports to the Board on our pipeline of research and development programs and our research and development strategies and goals. The Science and Technology Committee charter requires that the committee be comprised of at least two directors and that a majority of the committee must have scientific research or drug development expertise.

Meetings of the Board of Directors and Board and Committee Member Attendance

Our Board of Directors met 13 times during 2009. Each incumbent Board member attended seventy-five percent or more of the aggregate of the meetings of the Board and of the committees on which he or she served that were held during the period for which he or she served as a director.

Stockholder Communications With The Board Of Directors

Stockholders who wish to communicate with the Board may do so by writing to the Board of Directors, Attn: Corporate Secretary, 9360 Towne Centre Drive, San Diego, California 92121. The Corporate Governance Committee has established procedures for the handling of communications from stockholders and directed our Corporate Secretary to act as their agent in processing any communications received. Concerns relating to our accounting controls or auditing matters will be referred to the Chair of the Audit Committee. All communications that relate to matters that are within the scope of responsibilities of the Board and its committees are to be forwarded by our Corporate Secretary to our independent directors. Communications that relate to matters that are within the responsibility of one of our Board committees are also to be forwarded by our Corporate Secretary to the chair of the appropriate committee. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities are to be sent to the appropriate member of management. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

Code Of Business Conduct And Ethics

We have adopted a Code for Shared Business Conduct that applies to all of our officers, directors and employees. The Code for Shared Business Conduct is available on our website at *www.amylin.com*. If we make any substantive amendments to the Code for Shared Business Conduct or grant any waiver from a provision of the Code for Shared Business Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as well as via any other means then required by NASDAQ listing standards or applicable law.

Proposal 2

Ratification Of Selection Of Independent Registered Public Accounting Firm

The Audit Committee of our Board of Directors has engaged Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010, and is seeking ratification of such selection by our stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since our inception in 1987. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Amylin and our stockholders.

To be approved, the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will be counted towards a quorum, but will not be counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accounting Firm's Fees and Services

The following table provides information regarding the fees billed to us by Ernst & Young LLP for the fiscal years ended December 31, 2009 and 2008. All fees described below were pre-approved by the Audit Committee.

	Fiscal Year Ended December 31,	
	2009	2008
Audit Fees(1)	$816,691	$724,250
Audit-related Fees(2)	33,520	37,948
Tax Fees(3)	-0-	6,500
All Other Fees	-0-	-0-
Total Fees	$850,211	$768,698

(1) Represents fees for services rendered for the audit and/or reviews of our financial statements. Also includes fees for services associated with SEC registration statements, periodic reports and other documents filed with the SEC.

(2) Represents fees for consultations on the implementation of new accounting standards. Also represents fees for services rendered in connection with various strategic relationship transactions.

(3) Represents fees for consultation regarding federal income tax matters.

Pre-Approval Policies and Procedures

Our Audit Committee charter provides that the Audit Committee will pre-approve all audit and permissible non-audit services to be provided to us by our independent auditors. The Audit Committee pre-approved all audit or non-audit services provided by our independent registered public accounting firm during 2009.

The Audit Committee has determined that the rendering of the services other than audit services by Ernst & Young LLP is compatible with maintaining Ernst & Young LLP's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of March 5, 2010, except where indicated, by: (i) each of our directors, (ii) each of our Named Executive Officers, (iii) all of our directors and executive officers as a group and (iv) each person, or group of affiliated persons, known by us to beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 143,309,883 shares outstanding on March 5, 2010, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on May 4, 2010, which is 60 days after March 5, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership		
Beneficial Owner(1)	**Number of Shares**	**Shares Issuable Pursuant to Options Exercisable Within 60 Days of March 5, 2010**	**Percent of Total**
FMR LLC(2) 82 Devonshire Street Boston, MA 02109	21,247,236	—	14.8%
Wellington Management Company, LLP(3) 75 State Street Boston, MA 02109	17,694,120	—	12.3%
Icahn Capital LP(4) 767 Fifth Avenue, 47th Floor New York, NY 10153	12,971,328	—	9.1%
BlackRock, Inc.(5) 40 East 52nd Street New York, NY 10022	8,515,089	—	5.9%
Adrian Adams	50,333	50,333	*
Steven R. Altman(6)	87,788	74,333	*
Teresa Beck(7)	67,333	62,333	*
M. Kathleen Behrens, Ph.D.	0	0	*
Daniel M. Bradbury(8)	1,759,670	1,696,000	1.2%
Paul N. Clark(9)	1,908	0	*
Paulo F. Costa	0	0	*
Alexander Denner, Ph.D.	0	0	*
Karin Eastham(10)	74,333	74,333	*
Mark G. Foletta(11)	423,304	392,083	*
James R. Gavin III, M.D., Ph.D.(12)	74,333	74,333	*
Orville G. Kolterman, M.D.(13)	740,509	539,800	*

Beneficial Owner(1)	Beneficial Ownership		
	Number of Shares	Shares Issuable Pursuant to Options Exercisable Within 60 Days of March 5, 2010	Percent of Total
Marcea Bland Lloyd(14)	198,225	190,000	*
Vincent P. Mihalik(15)	90,752	90,000	*
Jay S. Skyler, M.D., MACP(16)	242,159	121,333	*
Joseph P. Sullivan(17)	98,333	98,333	*
All executive officers and directors as a group (20 persons)(6)(7)(8)(9)(10)(11)(12)(13)(14)(15)(16)(17)	4,982,652	4,478,914	3.5%

* Less than one percent.

(1) Except as otherwise noted above, the address for each person or entity listed in the table is c/o Amylin Pharmaceuticals, Inc., 9360 Towne Centre Drive, San Diego, CA 92121.

(2) Based upon a Schedule 13G/A filed with the SEC on February 16, 2010 by FMR LLC. FMR reported that it has sole voting power with respect to 32,362 shares and sole dispositive power with respect to all of the shares indicated above.

(3) Based upon a Schedule 13G/A filed with the SEC on February 12, 2010 by Wellington Management Company, LLP. Wellington reported that it has shared voting power with respect to 10,670,599 shares and shared dispositive power with respect to 17,594,420 of the shares indicated above.

(4) Based upon a 13D/A jointly filed with the SEC on February 5, 2009 by various entities affiliated with Icahn Capital LP. These entities reported as follows: Icahn Partners Master Fund LP has sole voting and dispositive authority with respect to 5,592,721 shares indicated above. Icahn Partners Master Fund II LP has sole voting and dispositive authority with respect to 2,057,967 shares indicated above, Icahn Partners Master Fund III LP has sole voting and dispositive authority with respect to 787,207 shares indicated above. Icahn Offshore LP has shared voting and dispositive authority with respect to 8,437,895 indicated above. Icahn Partners LP has sole voting and dispositive authority with respect to 4,533,433 shares indicated above. Icahn Onshore LP has shared voting and dispositive authority with respect to 4,533,433 shares indicated above. Each of Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P., Inc., Beckton Corp. and Carl C. Icahn has shared voting and dispositive authority with respect to all the shares indicated above.

(5) Based upon a Schedule 13G filed with the SEC on January 29, 2010 by BlackRock, Inc. BlackRock reported it has sole voting and dispositive power with respect to the shares indicated above.

(6) Includes 13,455 shares held by the Altman Family Trust, of which trust Mr. Altman and his wife are trustees. Does not include deferred compensation of Board fees invested in 9,273 shares of our common stock at Mr. Altman's election.

(7) Does not include deferred compensation of Board fees invested in 10,586 shares of our common stock at Ms. Beck's election.

(8) Includes 44,573 shares held by the Bradbury Family Trust #3, of which trust Mr. Bradbury serves as a co-trustee, and shares voting and dispositive power. Includes 3,611 vested shares issued under our ESOP. Does not include 16,185 shares held by the Bradbury Gift Trust, of which Mr. Bradbury's minor children are beneficiaries.

(9) Does not include deferred compensation of Board fees invested in 2,997 shares of our common stock at Mr. Clark's election.

(10) Does not include deferred compensation of Board fees invested in 15,244 shares of our common stock at Ms. Eastham's election.

(11) Includes 3,611 vested shares issued under our ESOP and 110 shares held by Mr. Foletta's spouse.

(12) Does not include deferred compensation of Board fees invested in 9,064 shares of our common stock at Dr. Gavin's election.

(13) Includes 3,611 vested shares issued under our ESOP, 16,185 shares held by the Bradbury Gift Trust, of which trust Dr. Kolterman serves as a trustee and holds voting and dispositive power and 24,967 shares beneficially owned by Dr. Kolterman's spouse.

(14) Includes 3,611 vested shares issued under our ESOP.

(15) Includes 340 vested shares issued under our ESOP.

(16) Includes 23,000 shares held by The Jay S. Skyler Irrevocable Trust, of which Dr. Skyler is a trustee, 6,675 shares held by Mercedes Bach, Dr. Skyler's spouse, 950 shares held in a trust for which Dr. Skyler is the trustee, 20,000 shares held by the Jennifer Skyler Living Trust of which Dr. Skyler is a co-trustee, and 201 shares held by Dr. Skyler's step-son. Does not include deferred compensation of Board fees invested in 14,060 shares of our common stock at Dr. Skyler's election.

(17) Does not include deferred compensation of Board fees invested in 14,722 shares of our common stock at Mr. Sullivan's election.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Our non-employee directors receive an automatic option grant upon being re-elected to our Board at our Annual Meeting of Stockholders with an option grant date as of the date of the meeting. In 2009, the final certification by our independent inspector of elections of the re-election of each of Ms. Eastham and Ms. Beck and Messrs. Adams, Altman, Gavin, Skyler and Sullivan occurred several days following the date of the stockholders' meeting. Consequently, during the fiscal year ended December 31, 2009 one transaction report for each of these directors was not filed on a timely basis. Other than the transactions described above, to our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2009, our officers, directors and greater than ten percent beneficial owners were in compliance with all applicable Section 16(a) filing requirements.

Director Compensation

The following table sets forth in summary form information concerning the compensation earned by the members of our Board of Directors who are not Named Executive Officers during the fiscal year ended December 31, 2009.

Name	Fees earned or paid in cash ($)	Option awards ($)(1)(2)	All other compensation ($)	Total ($)
Paulo F. Costa	43,750	206,490		250,240
Adrian Adams	82,500	142,796		225,296
Steven R. Altman	54,375	142,796		197,171
Teresa Beck	67,500	142,796		210,296
M. Kathleen Behrens, Ph.D.	30,625	206,490		237,115
Paul N. Clark	26,875	206,490		233,365
Joseph C. Cook, Jr.	47,500(3)	0	8,160(4)	55,660
Alexander Denner, Ph.D.	28,750	206,490		235,240
Karin Eastham	100,000	142,796		242,796
James R. Gavin III, M.D., Ph.D.	76,875	142,796		219,671
Ginger L. Graham	28,750	0		28,750
Howard E. Greene, Jr.	28,750	0		28,750
Jay S. Skyler, M.D., MACP	58,125	142,796		200,921
Joseph P. Sullivan	88,125	142,796		230,921
James N. Wilson	61,250	0		61,250

(1) Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2009 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption "Accounting for Stock-based Compensation."

(2) The aggregate number of outstanding option awards for each director as of December 31, 2009 was: Mr. Costa: 30,000; Mr. Adams: 52,000; Mr. Altman: 76,000; Ms. Beck: 64,000; Ms. Behrens: 30,000; Mr. Clark: 30,000; Mr. Cook: 337,000; Mr. Denner: 30,000; Ms. Eastham: 76,000; Dr. Gavin: 76,000; Ms. Graham: none; Mr. Greene: 70,000; Dr. Skyler: 123,000; Mr. Sullivan: 100,000; and Mr. Wilson: 72,000.

(3) Includes $22,500 in salary payments paid to Mr. Cook as an employee and $25,000 in annual Chairman fees.

(4) Represents compensation received in lieu of accrued vacation.

In 2009, non-employee directors received an annual retainer of $50,000, plus $25,000 per year for serving as the chair of the Audit Committee, $20,000 per year for serving as chair of the Compensation Committee and $10,000 per year for serving as chair of the Corporate Governance Committee, the Finance Committee or the Science and Technology Committee. In addition, non-employee committee members other than the chair received $15,000 per year for serving on the Audit Committee, $10,000 per year for serving on the Compensation Committee and $7,500 per year for serving on the Corporate Governance Committee, the Finance Committee or the Science and Technology Committee. In 2009, we made one-time cash compensation payments of $25,000 to Mr. Wilson and $15,000 to each of Ms. Eastham and Messrs. Adams, Gavin and Sullivan for the increased time commitment each of these directors provided in connection with their attendance at meetings of an ad hoc strategy committee. We also reimburse our directors for their expenses incurred in connection with attendance at Board meetings. To compensate for the additional time commitment required by the Board Chairman, our Board has approved payment of an annual Chair fee to our Chairman. Prior to our 2009 Annual Meeting of Stockholders, we paid our Board Chairman an annual Chair fee of $50,000. The Board increased this amount to $75,000 following our 2009 Annual Meeting of Stockholders.

Our directors have the option to elect, on an annual basis, to defer up to 100% of their cash compensation pursuant to our 2001 Non-Qualified Deferred Compensation Plan, or 2001 Deferred Compensation Plan, which is an unfunded plan designed for the purpose of providing deferred compensation to our directors and highly compensated executives. Elections must be made by December 31st of each year to defer director cash compensation that will be earned during the following year, and are irrevocable after that date. The director deferred compensation is credited to a bookkeeping account that permits the director to select from a range of phantom investment alternatives that mirror the gains and/or losses of several different investments and investment funds, including phantom shares of our common stock. The bookkeeping accounts are established based on the market price of the stock at the time the compensation otherwise would have been paid to the director and are adjusted to reflect investment results resulting from fluctuations in the market value of the phantom investments. Directors may change their selected phantom investment alternatives at any time. Earnings credited to the director bookkeeping accounts for 2009 have not been reported in the Director Compensation Table because none of our directors received above market or preferential earnings on their deferred compensation accounts in 2009.

Amounts credited to the bookkeeping accounts will generally be paid to the directors approximately six months after termination of board service. Deferred amounts invested in phantom shares of our common stock will be paid in a single lump sum in the form of our common stock. Any changes in the director's distribution election are permitted only if made in accordance with applicable tax compliance requirements governing nonqualified deferred compensation plans. In addition, directors may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals or in the event of a change of control of the company.

We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Directors have an unsecured contractual commitment by the company to pay the amount due under the plan, which is subject to the claims of our general creditors. The directors will have taxable income in the year of distribution. In 2009, our directors deferred a total of $638,087 of their board fee compensation and Mr. Cook deferred $18,000 of his salary compensation through the Deferred Compensation Plan. In addition, Mr. Cook received in-service distributions totaling $1,350 of previously deferred compensation during 2009. As of the date of this proxy statement, four of our non-employee directors have elected to defer 100% of their cash compensation and invest such deferred compensation in phantom shares of our common stock.

In addition to their cash compensation, each non-employee director receives automatic grants of options to purchase our common stock pursuant to our 2003 Non-Employee Directors' Plan. The options have an exercise price equal to the fair market value of our common stock on the date of the grant. These automatic option grants consist of options to purchase 30,000 shares when initially elected to the Board and 20,000 shares upon being re-elected as directors at our annual stockholder meeting. Options granted upon initial election to the Board vest, so long as those directors' service with Amylin continues, over a period of four years with one-quarter of each option vesting on the one year anniversary of the date of grant and the remainder vesting in equal monthly increments over a three-year period. Options automatically granted to non-employee directors upon re-election at our Annual Meeting of Stockholder vest, so long as those directors' service with Amylin or its affiliates continues, in equal monthly installments over the course of the following 12 months from the date of grant.

During 2009, we granted options for 20,000 shares each to the seven non-employee directors re-elected at our 2009 Annual Meeting of Stockholders, at an exercise price per share of $11.68 per share, which was the closing price of a share of our common stock on the May 27, 2009 grant date. The full grant date fair value of these options for each director was $142,796. Once the election results of our 2009 Annual Meeting of Stockholders were certified by the independent inspector of elections, we granted 30,000 shares to each of the four non-employee directors elected for the first time at our 2009 Annual Meeting of Stockholders, at an exercise price of $11.26 per share, which was the closing of a share of our common stock on the June 9, 2009 grant date. The full grant date fair value of these options for each director was $206,490.

From 1994 to 1998, Mr. Cook served as a consultant to Amylin. In connection with this consulting arrangement, in January 1995 we entered into a phantom stock unit agreement with Farview Management Co., L.P., a consulting firm of which Mr. Cook is a general partner. Pursuant to the phantom stock agreement, Farview received 9,000 phantom stock units, representing the right to receive cash or shares of our common stock. The phantom stock agreement provided that on the date Mr. Cook ceased to be a consultant to or director of Amylin, we would pay Farview the fair market value of the phantom stock units in cash or shares of our common stock, at our election. The fair market value of each phantom stock unit was determined based on the closing price of a share of our common stock on The NASDAQ Stock Market on the last trading day prior to the date that Mr. Cook ceased to be a consultant to or director of Amylin. On June 9, 2009, we paid Mr. Cook $101,340 in cash to settle these phantom shares at price of $11.26 per share.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee is responsible for establishing and administering compensation for all of our executive officers, including our Chief Executive Officer. The Committee also exercises oversight of our compensation practices for all employees, including strategies for attracting, developing and motivating employees. To assist the Compensation Committee with its responsibilities, it has retained Radford, an Aon Consulting company, an independent compensation consulting firm that reports directly to the Compensation Committee. The Compensation Committee regularly receives briefing materials from its consultant and from management which are used as the basis for forming compensation strategies and policies.

The Compensation Committee reports to the Board of Directors on its actions and recommendations and regularly meets in executive sessions, often with its independent consultants and without members of management present. Although the Board has discretion to review all executive compensation, it has delegated authority with respect to our executive and general employee compensation programs and practices to the Compensation Committee. The Board annually reviews the Chief Executive Officer's compensation.

Compensation Program Objectives and Compensation Philosophy

Our overall compensation philosophy is to design and implement equitable and cost-effective compensation programs that will help us achieve the following primary objectives:

- Link corporate strategy and short-term and long-term goals with compensation;
- Enable us to recruit and retain a team able to lead a growth-oriented biopharmaceutical company; and
- Motivate employees to achieve superior performance and deliver results above plan.

Our compensation programs are designed to link our compensation plans to our corporate strategy and goals. For example, there are four primary strategic initiatives we consider when we make compensation program design decisions. These initiatives include: (i) driving sustainable long-term growth; (ii) progressively improving our financial performance; (iii) fostering an innovative and entrepreneurial corporate culture; and (iv) providing investment returns to our stockholders. We also consider other factors when designing our compensation programs, including compensation practices at appropriate benchmark companies, the competitiveness of our programs to the market, and regulatory, tax and accounting implications. We discuss each of these compensation design factors in more detail below.

The Compensation Committee has determined that executive compensation practices should place a greater emphasis on corporate performance rather than individual performance. Accordingly, our executive compensation is designed to motivate executives by aligning a substantial portion of their compensation with the achievement of corporate goals which we discuss in greater detail below. In order to closely link executive officer compensation with the objectives listed above, we have designed an executive compensation program that balances guaranteed compensation and variable or success-based compensation. We believe this compensation program design effectively motivates executive officers to focus their efforts not simply on achieving the pre-determined stated objectives, but also on exceeding them.

We do not believe our compensation policies and practices incentivize excessive risk taking by our executive officers. After thorough review with our outside compensation consultants, we establish compensation practices that provide what we believe is an appropriate level of incentive based compensation, in combination with non-incentive based compensation, to encourage our executive officers to act in the long-term best interests of the company and our stockholders. These practices include:

- Awarding annual incentive bonuses based on a combination of short-term performance and long-term value creation goals such that annual bonuses are not determined by achievement of a single, short-term performance metric;
- Capping potential annual incentive bonuses at a maximum payout to help prevent excessive risk taking;
- Benchmarking annual incentive bonuses against an appropriate peer group of companies;
- Establishing annual performance targets, particularly research and development performance targets, that are tied to long-term value creation for the company;
- Establishing stock ownership guidelines for our executive officers and providing annual ESOP grants that generally must be held until termination of service to closely align executive officer interests with those of our stockholders;

- Providing the Compensation Committee with full discretion in awarding annual bonus payments, regardless of bonus goal achievement, which affords the committee the opportunity to reduce payments if it determines excessive risk was taken to achieve bonus targets;
- Granting equity incentives that generally vest over a four year period which provides incentives for our executive officers to act in the long-term best interests of the company; and
- Periodic review throughout the fiscal year by the Compensation Committee of the company's progress toward achieving bonus goals and the impact of such progress on overall company performance.

Benchmarking

We consider market pressures and compensation practices at a peer group of companies when we design executive compensation programs. As in prior years, in order to assess the competitiveness of our executive compensation practices, the Compensation Committee compared our 2009 executive officer compensation against the compensation provided to executives in comparable positions at 13 peer companies. This peer group was chosen in consultation with our compensation consultants who performed an independent review of potential peers based on their understanding of our industry and business. Accordingly, the peer group examined by the Compensation Committee includes biopharmaceutical and biotechnology companies that are comparable to us in size or business life-cycle stage and with whom we compete for talent. These companies are listed below:

Alexion Pharmaceuticals, Inc.	Myriad Genetics Laboratories and Pharmaceuticals
Biogen Idec	OSI Pharmaceuticals Inc.
Bio Marin Pharmaceutical Inc.	Regeneron Pharmaceuticals Inc.
Celgene Corp.	Sepracor Inc.
Cephalon, Inc.	United Therapeutics Corporation
Genzyme Corp.	Vertex Pharmaceuticals, Inc.
ImClone Systems, Inc.	

We obtain compensation data on our peer companies from the Compensation Committee's independent consultants, public filings and privately published compensation studies conducted by independent third parties which establishes our market reference point. We position our compensation program such that each element of compensation is paid at a level that places us in an approximate percentile of our comparative companies which we feel best helps us achieve our objectives. For our executive officers, we target base salaries and benefits such that they approach the 50th percentile of our market reference point. We target total cash compensation (base salary plus incentive bonus) so that they approach the 60th percentile of our market reference point and we target equity compensation to approach the 60th percentile. Actual compensation paid to individuals may vary from these targets at the Compensation Committee's discretion. The extent to which the Compensation Committee exercised its discretion in arriving at 2009 compensation levels is discussed in further detail below.

Elements of Compensation

Our compensation program uses three primary elements of compensation (excluding benefits). First, we set base salaries at a level designed to attract and retain executives based on experience and an internal determination as to how critical the position is to our success and financial performance. Second, we design cash incentive bonuses to reward achieving and exceeding pre-determined corporate objectives and to support an environment in which executives are accountable for company performance. Finally, we provide equity incentives to encourage sustained long-term performance and create a culture of ownership and entrepreneurship. In addition to these three elements of compensation, we provide other benefits, such as health and life insurance, to our employees, including our executive officers, to promote their safety and security.

The following discussion further describes the mix of compensation elements we pay to our executive officers and how we determine the amount of each element. We will also explain how each element of compensation fits into our overall compensation objectives and affects decisions regarding other elements of compensation. In assessing the total mix of compensation for our Named Executive Officers, the Compensation Committee reviews tally sheets which set forth total cash, equity and benefits paid to these individuals and compensation they would receive upon termination such as in connection with a change in control. The Compensation Committee uses tally sheets solely as a means of understanding compensation paid to our Named Executive Officers under various scenarios and does not use them to determine various elements of compensation. The committee's evaluation of tally sheets did not result in specific compensation awards in 2009 or modifications to the manner in which we implement our compensation program. This compensation discussion and analysis should be read together with the compensation tables that follow in this proxy statement.

Base Salary

The amount of salary paid during 2009 to each of our Named Executive Officers is shown in the Summary Compensation Table below. We pay salaries to our executive officers primarily to provide a base-level of compensation to them in consideration of the services they perform for us. We recognize that our financial success and the achievement of our long-term objectives is largely dependent upon the experience, skills and efforts of our executive management and that the executive compensation we pay must be competitive with the compensation paid by other similarly situated companies in order to recruit and retain our executive management team. Based on our benchmarking practices, the amount of base salary we pay to our executive officers is targeted to approach the 50th percentile of our peer companies. Mr. Bradbury's salary is at the 25th percentile of our peer companies reflecting his relatively new role as our Chief Executive Officer. Rather than setting these targets at a higher level relative to our peers for the Named Executive Officers, the Compensation Committee chose these approximate targets in order to attract and retain our executive management team with an attractive salary while being able to offer greater levels of success-based compensation through our annual cash bonus plan and our equity incentive compensation plans consistent with the compensation philosophy described above. Although the Compensation Committee applies the same policies when determining the compensation of each Named Executive Officer, Mr. Bradbury's salary is set at a higher level than our other Named Executive Officers due to his higher level of responsibility and the higher compensation levels paid to the principle executive officers at peer companies.

In addition to considering base salary levels at our peer companies, the Compensation Committee also determines executive base salary amounts on the basis of each executive's individual's level of responsibility and experience and upon an evaluation of the individual's contribution to our success. For example, the Compensation Committee approved a 2009 annual salary of $675,000 for Mr. Bradbury in connection with his service as our Chief Executive Officer. This amount was unchanged from Mr. Bradbury's 2008 annual salary in accordance with management's proposal that all senior management salaries remain unchanged from 2008 levels. In arriving at this amount, which is below the targeted 50th percentile of our peer companies, the Compensation Committee considered Mr. Bradbury's tenure with the company, relevant experience in the position, current market valuation practices and the need to offer a competitive base salary in order to retain him.

The Compensation Committee set 2009 annual base salaries for other executive officers based on management's proposal not to raise 2009 salary amounts above 2008 amounts and after reviewing the individual's level of responsibility and experience with the Chief Executive Officer and after reviewing relevant base salary market data with the committee's independent consultants. Following this review, the committee approved annual base salaries in February 2009 for our other Named Executive Officers at a level slightly below the approximate 50th percentile target as follows: Mr. Foletta—$419,750; Dr. Kolterman—$440,000; Ms. Lloyd—$400,125; and Mr. Milahik—$375,000. In February 2010, the Compensation Committee again accepted management's proposal that all management salaries remain unchanged from 2008 and 2009 levels. Our Named Executive Officers' salaries levels continue to be slightly below the 50th percentile of our peer group.

Annual Cash Bonus

We have established a cash bonus plan for executive officers under which we pay annual cash bonuses to executive officers depending on whether we achieve pre-established corporate goals that are related to company operational and financial performance. By using an appropriate amount of success-based compensation, we believe our bonus plan creates a direct link between executive compensation and our operational and financial performance and further motivates our executives to implement strategic initiatives in order to meet and exceed the pre-established corporate goals.

At the beginning of each fiscal year, the Board establishes the operational and financial goals as part of the annual business planning process. Following the end of the year, the Board determines the extent to which these goals were attained or exceeded. Based upon this assessment, the Compensation Committee determines whether executive officers will be paid a cash bonus. If the Compensation Committee determines cash bonuses are to be paid, it awards each executive a cash bonus equal to the target bonus percentage multiplied by the percentage to which the corporate goals were attained or exceeded. To arrive at the cash amount of the bonus, the executive's salary earnings for the year are multiplied by the resulting bonus percentage. Target bonuses are expressed as a percentage of the executive's salary. The target bonuses for our 2009 Named Executive Officers are as follows: for our Chief Executive Officer the target percentage is one hundred percent; for the other four Named Executive Officers, each of whom is a Senior Vice President, the target percentage is fifty percent. The Compensation Committee retains full discretion to adjust cash bonuses as it deems appropriate.

In order to closely align executive compensation with achievement of corporate goals, executive officer cash bonuses are based primarily upon the achievement of certain specified corporate goals. The corporate goals established by the Board of Directors for 2009 related to net product revenue, non-GAAP operating loss and progress in our research and development programs. The 2009 goals were chosen in order to provide an appropriate mix of short-term performance (net product revenues and non-GAAP operating loss) with long-term value creation (research and development/pipeline advancement) and were assigned the following weighting for purposes of quantifying their contribution to bonus payout:

Corporate Goal	Weight
Net Product Revenue	35%
Non-GAAP Operating Loss	25%
R&D/Pipeline Advancement	40%

These goals were set at challenging levels such that attainment of executive target bonuses was not assured at the time they were set and would require a high level of effort and execution on the part of our executive management team in order to receive a bonus payout. For example, net product revenue goals were set at $365 million for the first half of 2009 and $408 million for the second half. The non-GAAP operating loss target was set at $103 million and our research and development/pipeline targets involved submitting a new drug application for exenatide once weekly with the U.S. Food and

Drug Administration and completion of key clinical studies. For purposes of the bonus plan, non-GAAP operating loss was calculated by adjusting operating loss for the year ended December 31, 2009 as reported in our audited financial statements for restructuring charges and noncash items consisting of equity compensation, depreciation and amortization, and amortization of deferred revenue. Setting challenging but achievable goals for 2009 was consistent with our previous practice as evidenced by the fact that since 2001 we paid annual bonuses below target four times, including one year in which we did not pay a bonus and 2008 in which executive officers voluntarily waived their right to receive a bonus payout. During this same seven-year period we paid two annual bonuses at 100% of target and one annual bonus exceeding target when we met or exceeded all of our annual goals, including our product revenue goals.

In February 2010, the Compensation Committee reviewed Amylin's 2009 actual bonus plan performance against the pre-established corporate goals. The 2009 bonus plan formula was structured so that if a minimum of 85% of product revenues goals for the full year was not met, bonuses would be capped at 100% of target in either half even if we exceeded the product revenue goal in either half. Based on a review of 2009 product revenue, the Compensation Committee determined that product revenue levels were sufficient to warrant payment of a bonus. The Compensation Committee then reviewed company performance across all other metrics and determined the bonus plan percentage multiplier would be 123%. This amount was determined as follows: we achieved slightly over 103% of our first half net product revenue target and slightly over 92% of our second half target for a total contribution to the bonus percentage of 33%. We exceeded our non-GAAP operating loss target by approximately $44 million resulting in a total contribution to the bonus percentage of 50%. Finally, we achieved all of our research and development goals for a total contribution to the bonus percentage of 40%. Accordingly, each Named Executive Officer's target bonus amount was multiplied by this percentage to determine the 2009 cash bonus amount. These amounts are shown in the Summary Compensation Table as non-equity incentive plan compensation.

In February 2010, the Compensation Committee established challenging but achievable corporate goals for purposes of the 2010 bonus plan. The corporate goals for 2010 relate to product revenue, operating loss and research and development results. Our performance relative to these pre-established goals will be reviewed by the Compensation Committee and the Board in 2011 to determine whether executive cash bonuses will be earned in 2010.

Equity Incentive Compensation

We provide equity incentive compensation to our executive officers through our 2009 Equity Incentive Plan, or 2009 EIP, our ESOP, our 2001 Employee Stock Purchase Plan, or 2001 ESPP, and, at the discretion of the Board, our 401(k) Plan. We use equity compensation so that our executives will be motivated as stakeholders to contribute to our long-term success. In addition, we grant stock options to our Named Executive Officers to reward them only when our stockholders' gain value. We believe that providing a significant amount of success-based equity compensation to our executives is important because it aligns the interests of our executive officers with those of our stockholders and provides executive officers an opportunity to participate in our growth. Further, our equity incentive awards typically contain four-year vesting provisions which provide a retention incentive to executive officers and employees. We have also granted options and restricted stock units with performance-based vesting. We consider all forms of equity when establishing grants to our Named Executive Officers as part of the regular annual option grant process.

2009 Equity Incentive Plan

Stock options granted under the 2009 EIP have an exercise price equal to the fair market value on the date of grant and have a term of 7 years, provided the recipient continues to provide services to Amylin. We measure fair market value as the closing price of our common stock on the NASDAQ

Stock Market on the date of grant. Our stock options generally vest over a period of four years, with vesting tied to continued employment. Because four years is a significant amount of time, we have structured our option grant vesting such that one-fourth of an option grant vests on the first anniversary date of the grant in order to provide a meaningful shorter-term value component. The remaining grant vests pro-rata on a monthly basis over the remaining three years of the vesting schedule in order to provide long-term retention value. The Compensation Committee has also granted performance-based options which vest only upon the achievement of certain corporate goals and expire and are forfeited if the performance goals are not achieved in the stipulated time frame.

We typically grant stock options on a periodic basis to eligible employees, including our executive officers. The Compensation Committee determines grant levels to executives after considering the level of responsibility, experience and expected contributions of each executive, as well as peer group data. The committee also considers salary levels and other cash compensation consistent with our stated philosophy of using a considerable proportion of success-based compensation. We also target equity compensation to approach the 60th percentile of our peer group. In 2009, total equity compensation as determined by the valuation of the equity awards, including stock option grants, was set below this target amount for our Named Executive Officers. Generally, the Compensation Committee grants stock options to executive officers annually as part of the executive performance review process. The full grant date fair value of the options awarded to our Named Executive Officers is contained in the Summary Compensation Table.

In determining the number of options granted to our Named Executive Officers, the Compensation Committee considered the equity compensation practices at our peer companies as reported by our outside compensation consultant and awarded options grants consistent with the equity compensation targets described above. The number and grant date fair value of all stock options granted to each of our Named Executive Officer in 2009 can be found in the Grants of Plan-Based Awards Table below. The Compensation Committee applies the same policies when determining the option grants awarded to each Named Executive Officer. Mr. Bradbury's option grant was set at a higher level than our other Named Executive Officers due to his higher level of responsibilities as our Chief Executive Officer and to keep his equity compensation more in line with equity compensation pay practices within peer group companies.

Consistent with the equity incentive objectives described above, in March 2009, the Board granted options to purchase the following number of shares of our common stock to the Named Executive Officers: Mr. Bradbury: 200,000 shares; Mr. Foletta: 60,000 shares; Dr. Kolterman: 45,000 shares; and Ms. Lloyd: 55,000 shares. In February 2009, Mr. Mihalik received an option grant to purchase 60,000 shares in connection with commencement of his employment. The options are exercisable at a price equal to the closing price of our common stock on the date of grant. The options fully vest over four years with one-fourth of the option grant vesting on the first year anniversary of the grant date and in equal monthly installments for three years thereafter. The options have a term of seven years. The Compensation Committee also granted performance-based options to our Named Executive Officers in the following amounts: Mr. Bradbury: 200,000 shares; Mr. Foletta: 30,000 shares; Dr. Kolterman: 50,000 shares; Ms. Lloyd: 30,000 shares and Mr. Mihalik: 30,000 shares. Dr. Kolterman received a higher number of performance-based options (and a corresponding lower number of time-based options) due to his key role in connection with achieving the performance target. The options are exercisable at $9.02 per share, which is equal to the closing price of Amylin's common stock on the date of grant. The options have a term of 7 years and fully vest only if Amylin's drug candidate exenatide once weekly is approved for commercial use by year-end 2010. If this business objective is not attained by December 31, 2010, the options will be forfeited. The Committee granted these performance-based options because it feels that obtaining approval of exenatide once weekly within this time frame is a key strategic objective for the Company. The full grant date fair value of all options discussed above for each Named Executive Officer is shown in the Summary Compensation Table below.

In February 2010, the Board granted options to purchase the following number of shares of our common stock to the Named Executive Officers: Mr. Bradbury: 250,000 shares; Mr. Foletta: 50,000 shares; Dr. Kolterman: 60,000 shares; Ms. Lloyd: 60,000 shares and Mr. Mihalik: 55,000 shares. The options fully vest over four years with one-fourth of the option grant vesting on the first year anniversary of the grant date and in equal monthly installments for three years thereafter. The options have a term of seven years. The options are exercisable at a price of $18.01 per share which is equal to the closing price of our common stock on the date of grant. The Compensation Committee also granted performance-based restricted stock units to our Named Executive Officers in the following amounts: Mr. Bradbury: 100,000 shares; Mr. Foletta: 15,000 shares; Dr. Kolterman: 15,000; Ms. Lloyd: 20,000 shares and Mr. Mihalik: 20,000 shares. These shares will fully vest if we achieve non-GAAP operating income, calculated in a similar manner as described above, for the full year 2011. If this business objective is not attained, the restricted shares will be forfeited. The Committee granted these performance-based restricted stock units because it feels achievement of this goal within this time frame to be an important strategic objective for the Company that would position the Company for future growth.

Option Grant Practices

After the end of the fiscal year, the Board or Compensation Committee approves, at its discretion, an annual option grant for certain employees, including executive officers, generally at the first regular committee meeting scheduled up to a year in advance. In 2009, annual option grants were approved for a large number of our employees, including our executive officers, at a regular pre-scheduled meeting held in March 2009. The exercise price for these options was based on the closing price of our common stock on the date the grant was approved. As is typical, our executive officers assist the Board and its committees in setting option grant dates only to the extent they assist the Board with scheduling these meetings. These meetings are scheduled independently of the release of material information about Amylin and our executive officers are otherwise not involved in setting option grant dates.

Our newly hired executive officers, as well as all newly hired eligible employees, receive an option grant that is effective as of the tenth day of the month following the month in which they commenced employment. This results in a situation in which the effective date of the grant and the exercise price are established on a date following the date the Compensation Committee approved the executive officer's new-hire option grant. We grant these stock options as a recruitment incentive and so that officers and employees are motivated as owners on their first day of employment with us.

Under the terms of our 2003 Non-employee Directors' Plan, our non-employee directors receive an automatic option grant upon joining our board and upon their re-election at our annual stockholder meeting. Options automatically granted under the plan have an exercise price equal to the closing price of our common stock on the date of grant. Therefore, future options granted to our directors pursuant to this plan will generally be granted on the date they initially join our Board or the date of our annual stockholder meeting and will have an exercise price equal to the closing price of our common stock on that date. We schedule the date of our annual stockholder meeting several months in advance and independent of the release of material information about Amylin.

2001 Employee Stock Purchase Plan

Our employees, including executive officers, are eligible to participate in our 2001 ESPP, which is a qualified plan approved by our stockholders. Under the 2001 ESPP, participants may elect to participate in offerings to purchase shares of our common stock using payroll deductions of up to fifteen percent of their eligible compensation, subject to a maximum of $25,000 per calendar year. Our Compensation Committee has approved a series of six-month offerings that will end on August 31, 2010. We expect to provide further offerings to employees after this date. At the end of each six month offering, the participants' accumulated payroll deductions are used to purchase shares of our common stock at a price equal to the lesser of (i) eighty-five percent of the fair market value of our common stock on the first day of the six-month offering or (ii) eighty-five percent of the fair market value of our common stock on the final day of the offering. We established this purchase price formula based on prevailing market practice and in order to provide an attractive purchase price to encourage participation in the plan and meaningful equity ownership among our employees.

As with our other equity compensation, we established the 2001 ESPP to provide an additional opportunity for our employees to become stakeholders in our future financial success and to enable them to participate as stockholders in our growth. We believe that employees who own shares of our common stock will be motivated to exert maximum efforts to contribute to our success. We also established the 2001 ESPP as a means of creating incentive to retain the services of our current employees and to secure the services of new employees. To the extent executive officers choose to participate in this plan, such participation is consistent with our objective of creating a significant portion of success-based compensation for our executives.

Employee Stock Ownership Plan (ESOP)

Our employees, including our executive officers, are eligible to participate in our ESOP, which is a qualified plan that was approved by our Board of Directors in 2007. Under the terms of the ESOP, we make annual contributions of shares of our common stock valued at 10% of an employee's prior year eligible compensation to the employee's account subject to annual statutory limits for qualified benefit plans. The number of shares each employee receives is based on the fair market value of our common stock on the contribution date. Employees become fully vested on a pro-rata annual basis within four years of participation in the ESOP and generally receive the common shares when they terminate employment with us or become eligible to diversify out of stock into other investment options within the plan. We adopted the ESOP to continue providing long-term equity compensation to many of our employees in lieu of traditional stock option grant levels and as a vehicle to assist employees in preparing for their retirement and to further align our employees' interests with those of our stockholders. The contribution level was chosen to provide meaningful long-term equity ownership in the company. In addition, the four-year vesting schedule is designed to encourage employees and executive officers to remain employed by us. The value of the common stock contributed to the ESOP accounts of each of our Named Executive Officers is included in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

401(k) Plan

All of our employees, including our executive officers, are generally eligible to participate in our 401(k) plan. Since 1997, our Board has approved a discretionary 401(k) matching contribution in common stock for all 401(k) plan participants. Employees have the ability to diversify their holdings out of our common stock at any time. Matching contributions vest pro rata over the first four years of the participant's employment with us. Our Board approved a matching contribution for 2009 equal to fifty percent of the first six percent of eligible earnings each participant contributed to the plan.

Our equity based matching contribution to our employee 401(k) plan is intended to provide an incentive for our employees to save on a tax-advantaged basis for their retirement. By providing this matching contribution, we also hope to further align our employees' interests with those of our stockholders by encouraging stock ownership. In addition to using the 401(k) matching contribution as a new hire recruitment incentive, the four-year vesting schedule is designed to encourage employees and executive officers to remain employed by us. Finally, providing a 401(k) match in shares of our common stock, rather than a matching cash contribution, is consistent with our objective of providing a significant amount of success-based compensation to our executive officers and further aligning their interests with those of our stockholders. The value of common stock contributed in 2009 to the 401(k) plans of each of our Named Executive Officers is included in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Other Elements of Compensation

Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan, which we refer to as our 2001 Deferred Compensation Plan, which allows executives to defer receipt of portions of their salary and/or cash bonus into bookkeeping accounts that permits the executives to select from a range of phantom investment alternatives that mirror the gains and/or losses of several different investment funds. Under the terms of the plan, in 2009 employee participants were permitted to defer up to 80% of their salary and up to 80% of their annual cash bonus until termination of employment, a specified date, or a change in control of the company as elected by the participant at the time of deferral. We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Participants have an unsecured contractual commitment by the company to pay the amount due under the plan, which remains subject to the claims of our general creditors. When such payments are due, cash will be distributed from our general assets.

Earnings for each of our Named Executive Officers under our Deferred Compensation Plan are shown in the Nonqualified Deferred Compensation Table below. The table also shows the amount of each officer's contributions during 2009, as well as the ending balance of each account as of December 31, 2009.

Perquisites and Certain Benefits

All of our employees, including our executive officers, automatically receive a cash payout for accrued and unused vacation time in excess of 240 hours. All cash compensation paid to our Named Executive Officers in 2009 in lieu of accrued vacation is disclosed in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Ms. Lloyd joined us in February 2007 and Mr. Mihalik joined us in January 2009. Relocating to San Diego can involve considerable expense and, in order to incentivize employees to move to San Diego, we have found it necessary to institute a relocation policy which provides for reimbursement of relocation expenses and tax assistance for such expenses that relocating employees would not otherwise incur. Accordingly, in order to provide proper incentive for Ms. Lloyd and Mr. Mihalik to relocate to San Diego, we reimbursed them for certain relocation expenses including tax assistance to help offset the financial burden associated with their relocations. These reimbursed relocation expenses and tax gross ups are disclosed in the Summary Compensation Table and are accompanied by an explanatory footnote to that table. We generally do not provide tax gross ups for other types of benefits provided to executive officers.

As with all our employees, we pay the premiums for term life insurance offered to our executive officers as part of the benefit package we offer. The amount of insurance premium we paid in 2009 on behalf of each of our Named Executive Officers is disclosed in the Summary Compensation Table and is accompanied by an explanatory footnote to that table.

Change In Control and Severance Payments

Under the terms of our Amended and Restated Officer Change in Control Severance Benefit Plan, or the Change in Control Plan, each of our officers is entitled to receive severance payments and other benefits if his or her employment is terminated for certain reasons, or covered terminations, during the period beginning ninety days prior to and ending 13 months following the effective date of a change in control of the company. The Change in Control Plan provides that covered terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer's authority, duties and responsibilities which, in the case of our chief executive officer, includes no longer reporting directly to our board of directors or the board of directors of a successor company and in the case of our chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officer is required to report.

The Change in Control Plan provides salary continuation benefits upon a covered termination as follows: (i) chief executive officer and/or president: 36 months; (ii) other executive officers: 24 months; and (iii) non-executive officers: 18 months. The plan provides for lump sum bonus payments for officers equal to a specified percentage of their then-current annual target bonus as follows: (i) chief executive officer and/or president: 300%; (ii) other executive officers: 200%; and (iii) non-executive officers: 100%. Under the plan, officers would also receive a lump sum reimbursement for 18 months of medical and dental COBRA payments. The amounts provided under the amended plan were determined based on the Compensation Committee's review of competitive market data and, in keeping with our overall compensation objective of attracting and retaining top talent, the committee's assessment of amounts required to provide sufficient incentive to attract and retain qualified management personnel. Potential payments under this plan did not affect and were not affected by decisions made with respect to compensation paid in 2009 to our Named Executive Officers.

In the event that payments made under the Change in Control Plan would be considered "parachute payments" subject to excise taxes under Section 280G of the Internal Revenue Code, an executive officer will have the option of receiving the total amount of such payment and be subject to all applicable taxation including the excise tax or a lesser payment to provide the most favorable after-tax benefit under the plan. We will not pay any "gross up" or additional amount to such executive to offset the impact of such excise tax.

Mr. Bradbury became our Chief Executive Officer in March 2007. In connection with his promotion to this position we entered into an employment agreement with Mr. Bradbury under which we will pay him severance benefits in certain circumstances. The benefits include a payment of 12 months base salary and target bonus and continued company benefits for 12 months following such termination. We agreed to pay Mr. Bradbury these severance benefits to provide adequate incentive to him to assume the responsibilities as our Chief Executive Officer.

Stock Ownership Guidelines

Our Board has adopted stock ownership guidelines that are applicable to each of our directors and officers. Members of our Board are required to own shares of our stock with a value equal to three times their annual retainer fee. Our officers are required to own shares of our common stock with a value equal to a specific multiple of such officer's base salary as indicated in the table below. Directors and officers are required to meet these guidelines within five years of becoming subject to them.

Officer Level	Market Value of Shares Owned as a Multiple of Base Salary
Chief Executive Officer	4x
Senior Vice President and above	2x
Vice President	1x

Accounting and Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the Chief Executive Officer or any of the four most highly compensation officers. Performance based compensation arrangements may qualify for an exemption from the deduction limit if they satisfy various requirements under Section 162(m). Although we consider the impact of this rule when developing and implementing our executive compensation programs, we believe it is important to preserve flexibility in designing compensation programs. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m). While our stock options are intended to qualify as "performance based compensation" (as defined by the Code), amounts paid under our other compensation programs may not qualify.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Compensation and Human Resources Committee has reviewed and discussed the Compensation Discussion and Analysis with members of management and, based on that review and discussion, the Compensation and Human Resources Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the annual report on Form 10-K for the fiscal year ended December 31, 2009.

The Compensation and Human Resources Committee

Adrian Adams, Chair
Teresa Beck
Karin Eastham

Summary Compensation Table

The following table sets forth in summary form information concerning the compensation earned by our Chief Executive Officer, our Chief Financial Officer and each of our other three most highly compensated executive officers during the fiscal year ended December 31, 2009, who were serving as executive officers as of December 31, 2009. We refer to these individuals collectively as our Named Executive Officers.

Name and principal position	Year	Salary ($)(1)	Bonus ($)(2)	Stock awards ($)(3)	Option awards ($)(4)	Non equity incentive plan compensation ($)(5)	All other Compensation ($)(6)	Total ($)
Daniel M. Bradbury	2009	662,019	—	31,850	2,201,880	814,280	726	3,710,755
President and Chief	2008	655,769	—	29,900	2,812,315	-0-	39,602(7)	3,537,586
Executive Officer	2007	559,288	—	29,250	7,819,875	192,950	33,899(7)	8,635,262
Mark G. Foletta	2009	411,678	—	31,850	495,423	253,180	16,870(8)	1,209,001
Senior Vice President,	2008	409,221	—	29,900	715,862	-0-	16,804(8)	1,171,787
Finance, Chief Financial Officer	2007	355,385	—	29,250	1,216,425	61,300	7,745(8)	1,670,105
Orville G. Kolterman, M.D.	2009	431,539	—	31,850	522,947	265,400	26,110(9)	1,277,846
Senior Vice President,	2008	432,308	—	29,900	664,729	-0-	9,122(9)	1,136,059
Research & Development	2007	395,265	—	29,250	1,216,425	68,180	726	1,703,466
Marcea Bland Lloyd	2009	392,435	50,000	31,850	467,900	241,350	118,111(10)	1,301,646
Senior Vice President,	2008	395,297	75,000	29,900	562,463	-0-	355,570(10)	1,418,230
Corporate and Government Affairs, and General Counsel	2007	336,058	125,000	28,544	980,580	57,970	79,535(10)	1,607,687
Vincent P. Mihalik(11)	2009	333,173	25,000	31,850	703,233	204,900	160,464(12)	1,458,620
Senior Vice President,	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Sales and Marketing, and Chief Commercial Officer	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1) Salary amounts deferred under our 2001 Deferred Compensation Plan are shown in the footnotes to the Nonqualified Deferred Compensation Table.

(2) Amounts shown in this column represent sign-on bonuses paid in the years indicated.

(3) Amounts shown in this column are the aggregate grant date fair value of stock awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2009 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption "Accounting for Stock-based Compensation." Amounts shown in this column consist of discretionary matching contributions we made in the form of our common stock under our 401(k) plan and mandatory contributions we made in the form of our common stock under our ESOP.

In 2009, 2008 and 2007, we made discretionary matching contributions in form of shares of our common stock under our 401(k) plan equal to 50% of the first 6% of eligible earnings contributed to the plan, subject to statutory limitations. The maximum amount of earnings eligible for matching contributions was $16,500 in 2009, $15,500 in 2008 and $15,000 in 2007. The total amount of compensation deferred under our 401(k) plan for each Named Executive Officer in 2009, 2008 and 2007 is set forth in the table below:

Name	2009($)	2008($)	2007($)
Daniel M. Bradbury	16,500	15,500	15,000
Mark G. Foletta	16,500	15,500	15,000
Orville G. Kolterman, M.D.	22,000	20,500	20,000
Marcea Bland Lloyd	22,000	20,500	12,088
Vincent P. Mihalik	16,500	n/a	n/a

In 2007, our Board adopted our ESOP, under which we make mandatory annual contributions to eligible employees equal to 10% of eligible compensation, subject to statutory limitations. The amounts shown in this column represent the total number of shares received by the Named Executive Officers for the fiscal year under our 401(k) plan and our ESOP multiplied by the fair market value of our common stock on the appropriate date of determination. The dates of determination (and fair market values per share) for the 2009, 2008 and 2007 401(k) matching contribution were February 1, 2010 ($17.83 per share), February 2, 2009 ($11.80 per share) and December 31, 2007 ($37.00 per share), respectively. The date of determination (and fair market value per share) for the 2009, 2008 and 2007 ESOP contribution were February 2, 2010 ($18.01 per share), March 4, 2009 ($9.02 per share) and March 4, 2008 ($24.87 per share), respectively. The total number of shares received by each of our Named Executive Officers for 2009, 2008 and 2007 under our 401(k) plan and ESOP are set forth in the table below (amounts shown in this table have been rounded to whole share amounts):

NAME	YEAR	401(k)	ESOP
Daniel M. Bradbury	2009	412	1,360
	2008	585	2,550
	2007	182	905
Mark G. Foletta	2009	412	1,360
	2008	585	2,550
	2007	182	905
Orville G. Kolterman, M.D.	2009	412	1,360
	2008	585	2,550
	2007	182	905
Marcea Bland Lloyd	2009	412	1,360
	2008	585	2,550
	2007	163	905
Vincent P. Mihalik	2009	412	1,360
	2008	n/a	n/a
	2007	n/a	n/a

(4) Amounts shown in this column are the aggregate grant date fair value of option awards granted during the year indicated calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2009 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption "Accounting for Stock-based Compensation."

(5) Amounts listed in this column were awarded for corporate performance in the relevant fiscal year but were paid in March of the following fiscal year. In 2008, each of our then-serving Named Executive Officers voluntarily waived any right to a bonus payment. Amounts deferred under our 2001 Deferred Compensation Plan are shown in the footnotes to the Nonqualified Deferred Compensation Table below.

(6) Except where otherwise noted, amounts shown in this column for 2009, 2008 and 2007 include $726, $660 and $726, respectively, in term life insurance premiums we paid for each Named Executive Officer.

(7) In addition to the amount described in footnote 6 above, included in "all other compensation" for Mr. Bradbury are the sums of $38,942 and $33,173 representing compensation received in lieu of accrued vacation for 2008 and 2007, respectively.

(8) In addition to the amount described in footnote 6 above, included in "all other compensation" for Mr. Foletta are the sums of $16,144, $16,144 and $7,019, representing compensation received in lieu of accrued vacation for 2009, 2008 and 2007, respectively.

(9) In addition to the amount described in footnote 6 above, included in "all other compensation" for Dr. Kolterman are the sums of $25,384 and $8,462, representing compensation received in lieu of accrued vacation for 2009 and 2008, respectively.

(10) In addition to the amount described in footnote 6 above, included in "all other compensation" for Ms. Lloyd in 2009 is the sum of $117,385 representing taxable relocation reimbursements, including tax gross ups of $51,004. Included in "all other compensation" for Ms. Lloyd in 2008 are the sums of $26,154 representing relocation assistance and $328,756 representing taxable relocation expense reimbursements, including tax gross ups of $143,831. Included in "all other compensation" for Ms. Lloyd in 2007 are the sums of $4,500 representing relocation assistance and $74,310 representing taxable relocation expense reimbursements, including tax gross ups of $24,113.

(11) Mr. Mihalik joined the Company in 2009.

(12) Included in "all other compensation" for Mr. Mihalik in 2009 are the sums of $696 representing term life insurance premiums we paid for Mr. Mihalik, $26,525 representing relocation assistance and $133,243 representing taxable relocation expense reimbursements, including tax gross ups of $66,751.

Employment Agreements and Arrangements

With the exception of Mr. Bradbury, with whom we have a written employment agreement, we maintain oral at-will employment relationships with each of our currently serving Named Executive Officers: Mark G. Foletta, Orville G. Kolterman, M.D., Marcea Bland Lloyd and Vincent P. Mihalik. Each of these executive officers receives our normal and customary employment benefits, generally on the same terms as all of our employees. The benefits include the right to (i) participate in our 401(k) Plan and our 2001 ESPP, and (ii) receive stock option grants and other equity awards under our 2009 EIP, stock grants under our ESOP and cash bonuses under our cash bonus plan. Each of our Named Executive Officers is also eligible, along with all of our employees holding the title of vice-president and above, to participate in our 2001 Deferred Compensation Plan and the Change in Control Plan. The benefits payable to our Named Executive Officers under our Change in Control Plan are more fully described below under the heading "Potential Payments upon Termination or Change in Control". We also have customary indemnification agreements with our officers, including our Named Executive Officers.

On March 7, 2007, we entered into an employment agreement with Daniel M. Bradbury in connection with his appointment as President and Chief Executive Officer. Pursuant to the agreement, Mr. Bradbury is paid an annual cash salary and is eligible to participate in our annual cash bonus plan, with a target bonus equal to one hundred percent of his base salary. At the time we entered into this agreement with Mr. Bradbury, we granted him a one-time only option to purchase 450,000 shares of our common stock under our 2001 Equity Incentive Plan, or 2001 EIP. The option vests over four years from the date of grant. The agreement also provides that Mr. Bradbury will be eligible to participate in benefits under any executive benefit plan or arrangement which may be in effect from time to time and made available to our executive or key management employees and in the event of termination of employment without cause, Mr. Bradbury will be entitled to severance benefits including a payment equal to 12 month's base salary and target bonus and continued company benefits for 12 months following such termination.

Additional discussion of the amounts listed in the Summary Compensation Table and an explanation of the amount of salary and incentive bonus paid to our Named Executive Officers in 2009 in proportion to total compensation can be found in the Compensation Discussion and Analysis in this proxy statement.

Grants of Plan-Based Awards For 2009

The following table provides information regarding each grant awarded to our Named Executive Officer for the fiscal year ended December 31, 2009.

Name	Grant date	Date of Board action granting award	Estimated possible payouts under non-equity incentive plan awards(1)			Estimated possible payouts under equity incentive plan awards(2)			All other stock awards: number of shares of stock or units (#)(3)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards ($)(4)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Daniel M. Bradbury .			-0-	662,020	1,059,230							
	3/04/2009									200,000	9.02	1,100,940
	3/04/2009					0	200,000	200,000			9.02	1,100,940(5)
	2/01/2010(6)	11/17/2009							412			7,350
	12/31/2009(7)	12/5/2007(8)							1,360			24,500
Mark G. Foletta . . .			-0-	205,840	329,340							
	3/04/2009									60,000	9.02	330,282
	3/04/2009					0	30,000	30,000			9.02	165,141(5)
	2/01/2010(6)	11/17/2009							412			7,350
	12/31/2009(7)	12/5/2007(8)							1,360			24,500
Orville G. Kolterman, M.D. .			-0-	215,770	345,230							
	3/04/2009									45,000	9.02	247,712
	3/04/2009					0	50,000	50,000			9.02	275,235(5)
	2/01/2010(6)	11/17/2009							412			7,350
	12/31/2009(7)	12/5/2007(8)							1,360			24,500
Marcea Bland Lloyd .			-0-	196,220	313,950							
	3/04/2009									55,000	9.02	302,759
	3/04/2009					0	30,000	30,000			9.02	165,141(5)
	2/01/2010(6)	11/17/2009							412			7,350
	12/31/2009(7)	12/5/2007(8)							1,360			24,500
Vincent P. Mihalik . .			-0-	166,587	266,540							
	2/10/2009	1/7/2009								60,000	13.05	538,092
	3/04/2009					0	30,000	30,000			9.02	165,141(5)
	2/01/2010(6)	11/17/2009							412			7,350
	12/31/2009(7)	12/5/2007(8)							1,360			24,500

(1) The amounts shown in these columns represent the threshold, target and maximum payout levels under our annual bonus plan for 2009 performance. The potential payouts for Named Executive Officers are one hundred percent performance driven.

(2) The amounts shown in these columns represent the threshold, target and maximum vesting levels of these performance-based options. These option grants will vest in full if the performance metric is achieved and will expire and be completely forfeited if the performance metric is not achieved.

(3) Amounts shown in this column have been rounded to whole share amounts.

(4) Unless otherwise noted, amounts pertaining to option awards listed in this column represent the aggregate grant date fair value computed in accordance with SFAS No. 123R. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2009 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption "Accounting for Stock-based Compensation."

(5) This amount represents the grant date fair value of this performance-based option award calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions for stock-based compensation, see Note 1 to our 2009 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 under the caption "Accounting for Stock-based Compensation."

(6) These shares were granted under our 401(k) plan.

(7) These shares were granted under our ESOP.

(8) Represents the date upon which the Board approved our ESOP.

The option award grants listed above were granted pursuant to the terms of our 2001 EIP. The options were granted at an exercise price equal to the closing price of shares of our common stock on the NASDAQ Stock Market on the date of grant shown above. The options listed above generally fully vest on the fourth anniversary of the date of grant with one-fourth of the option vesting on the first anniversary of the date of grant and in equal monthly installments for three years thereafter. These options expire seven years from the date of grant. A portion of the March 4, 2009 option grants listed above have a performance-based vesting component such that they will only vest if exenatide once weekly is approved by December 31, 2010. If this performance metric is not achieved, these option grants will expire and will be forfeited as follows: Mr. Bradbury: 200,000 shares; Mr. Foletta: 30,000 shares; Mr. Kolterman: 50,000 shares; Ms. Lloyd: 30,000 shares; and Mr. Mihalik: 30,000 shares. Additional narrative discussion of our 2009 option grants and our option grant practices can be found in the Compensation Discussion and Analysis of this proxy statement.

In November 2009, the Compensation Committee approved a matching award in the form of shares of our common stock to employees equal to 50% of up to the first six percent of eligible earnings contributed to their individual 401(k) accounts. In order to allow for all potential 401(k) contributions through the end of 2009, the stock award was granted on February 1, 2010 and valued using of the closing price of our common stock on that date of $17.83 per share. Under the terms of our 401(k) plan, matching stock awards vest in equal annual installments over four years from the employee's start date. Additional narrative discussion of our 2009 401(k) matching stock grant practices can be found in the Compensation Discussion and Analysis of this proxy statement.

In December 2007, the Board established the ESOP which provides for annual mandatory stock awards to eligible employees equal to 10% of their eligible plan year income up to qualified plan limits. Employees generally earn the right to receive the stock awards if they are employed by us on December 31st of each plan year. The number of shares received by each of our Named Executive Officers for the 2009 plan year was determined by dividing 10% of eligible 2009 compensation by the closing price of our common stock on February 2, 2010 of $18.01 per share. Under the terms of the ESOP, all stock awards received under the ESOP vest in equal annual installments over four years from the employee's participation in the plan. Additional narrative discussion of the annual ESOP stock award can be found in the Compensation Discussion and Analysis of this proxy statement.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding equity awards granted under our 1991 Stock Option Plan and our 2001 EIP held by our Named Executive Officers and unvested stock awards under our ESOP and 401(k) plan as of December 31, 2009.

	Option awards					Stock awards	
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable(1)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)(2)	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)(3)	Market value of shares of stock that have not vested ($)(4)
Daniel M. Bradbury	47,606	—		14.281	2/22/10	1,204	17,085
	5,000	—		9.625	11/17/10		
	25,000	—		11.125	3/08/11		
	45,000	—		5.73	10/04/11		
	36,000	—		11.95	8/02/12		
	100,000	—		18.85	5/12/13		
	100,000	—		22.60	5/04/14		
	110,000	—		16.54	5/25/15		
	107,500	12,500		41.34	5/16/16		
	26,250	3,750		47.73	6/02/16		
	309,375	140,625		36.90	3/07/2017		
	120,313	154,687		24.87	3/04/2015		
	—	200,000		9.02	3/04/2016		
			200,000	9.02	12/31/2010(5)		
Mark G. Foletta	638	—		13.25	4/06/10	1,204	17,085
	32,083	—		18.85	5/12/13		
	40,000	—		22.60	5/04/14		
	40,000	—		16.54	5/25/15		
	44,792	5,208		41.34	5/16/16		
	48,125	21,875		36.90	3/07/2017		
	30,625	39,375		24.87	3/04/2015		
	—	60,000		9.02	3/04/2016		
			30,000	9.02	12/31/2010(5)		
Orville G. Kolterman, M.D. . .	25,000	—		14.281	2/22/10	1,204	17,085
	2,900	—		9.625	11/17/10		
	16,600	—		11.125	3/08/11		
	20,000	—		5.73	10/04/11		
	20,300	—		11.95	8/02/12		
	65,000	—		18.85	5/12/13		
	65,000	—		22.60	5/04/14		
	65,000	—		16.54	5/25/15		
	49,271	5,729		41.34	5/16/16		
	48,125	21,875		36.90	3/07/2017		
	28,438	36,562		24.87	3/04/2015		
	—	45,000		9.02	3/04/2016		
			50,000	9.02	12/31/2010(5)		
Marcea Bland Lloyd	35,417	27,083		41.27	2/07/2017	2,407	34,155
	24,063	30,937		24.87	3/04/2015	580(6)	8,230
	—	55,000		9.02	3/04/2016		
			30,000	9.02	12/31/2010(5)		
Vincent P. Mihalik	—	60,000		13.05	2/10/2016	1,360	19,298
	—		30,000	9.02	12/31/2010(5)	412(6)	5,846

(1) Unvested options appearing in this column were granted under our 2001 EIP. One-fourth of the option grant vests on the first anniversary of the grant date. Following the first anniversary of the grant date, the remaining options vest *pro-rata* on a monthly basis and become fully-vested on the fourth anniversary of the grant date.

(2) Unvested options appearing in this column were granted under our 2001 EIP and have a performance-based vesting component such that they will only vest if exenatide once weekly is approved by December 31, 2010. If this performance metric is not achieved, these option grants will expire and will be forfeited.

(3) Except where otherwise noted, the number of unvested shares of common stock appearing in this column represents unvested shares of common stock granted under our ESOP. Amounts shown in this column have been rounded to whole share amounts. Shares granted under our ESOP vest in one-fourth increments for each year of participation in the ESOP with all shares becoming fully vested upon completion of four years of participation in the plan. Shares granted under our 401(k) plan vest in one-fourth increments for each year of employment with the company with all 401(k) matching shares becoming fully vested on the fourth anniversary date of employment.

(4) Values in this column are based upon the closing price of our common stock of $14.19 on the NASDAQ Stock Market on December 31, 2009.

(5) These options have a performance-based vesting component such that they will only vest if exenatide once weekly is approved by December 31, 2010. If this performance metric is not achieved, these options will expire and will be forfeited on the date indicated.

(6) Represents the total number of unvested company matching shares granted to the Named Executive Officer pursuant to our 401(k) plan.

Option Exercises and Stock Vested Table

The following table contains information regarding the number of shares of common stock acquired and the value realized pursuant to the exercise of stock options, and all stock awards vested and the value realized pursuant to the vesting of stock awards, by each of our Named Executive Officers during the year ended December 31, 2009.

	Option awards		Stock awards	
Name	**Number of shares acquired on exercise (#)**	**Value realized on exercise ($)**	**Number of shares acquired on vesting (#)(1)**	**Value realized on vesting ($)(2)**
Daniel M. Bradbury	—	—	2,296	32,580
Mark G. Foletta	—	—	2,296	32,580
Orville G. Kolterman, M.D.	16,344	147,733	2,296	32,580
Marcea Bland Lloyd	—	—	1,937(3)	27,286(4)
Vince P. Mihalik	—	—	—	—

(1) Unless otherwise noted, represents 412 shares that were vested immediately upon grant pursuant to the terms of our 401(k) plan and 1,884 shares that vested pursuant to the terms of our ESOP. 401(k) matching shares vest in four equal annual installments on the anniversary of the Named Executive Officer's employment start date. After the fourth anniversary of the employment start date, all matching shares granted under the 401(k) plan are vested immediately on the date of grant. All shares granted under the ESOP vest in one-fourth increments upon completion of 12 consecutive months of employment measured from the later of the January 1, 2007 effective date of the ESOP or the Named Executive Officer's employment start date until all ESOP shares are fully vested upon completion of four years as a participant in the ESOP.

(2) Unless otherwise noted, based upon the closing price of our common stock of $14.19 on the NASDAQ Stock Market on the December 31, 2009 vesting date.

(3) Represents 41 shares that vested on the second anniversary of Ms. Lloyd's employment start date and 352 shares that Ms. Lloyd became entitled to on December 31, 2009 and vested immediately upon the February 1, 2010 grant date pursuant to the terms of our 401(k) plan. Also represents 1,544 shares that vested in 2009 pursuant to the terms of our ESOP.

(4) Based upon the closing price of our common stock on the NASDAQ Stock Market of $13.44 on February 6, 2009, the last trading price immediately prior to the February 7, 2009 vesting date,

with respect to 267 shares and $14.19 on the December 31, 2009 vesting date with respect to 1,670 shares.

Nonqualified Deferred Compensation Table

The following table contains information regarding our Named Executive Officer's participation in our 2001 Deferred Compensation Plan for the year ended December 31, 2009.

Name	Executive Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last FYE ($)(4)
Daniel M. Bradbury	264,808	193,253	—	1,523,654
Mark G. Foletta	20,584	70,328	—	293,034
Orville G. Kolterman, M.D.	43,153	139,135	—	669,974
Marcea Bland Lloyd	196,217	89,648	—	677,402
Vincent P. Mihalik	—	—	—	—

(1) All of the contribution amounts contained in this column are reported in the Summary Compensation Table as "Salary" compensation.

(2) The aggregate earnings amounts contained in this column have not been reported in the Summary Compensation Table because none of our Named Executive Officers received above market or preferential earnings from their deferred compensation accounts.

(3) None of our Named Executive Officers received distributions from their deferred compensation accounts in 2009.

(4) Amounts shown in this column include deferred compensation that was included in our Summary Compensation Tables for years prior to 2009 as follows: Mr. Bradbury: $1,097,557; Mr. Foletta: $138,591; Dr. Kolterman: $635,542; and Ms. Lloyd: $342,849.

Our 2001 Deferred Compensation Plan is an unfunded plan designed for the purpose of providing deferred compensation to our directors and highly compensated executives. The plan allows executives to elect on an annual basis to defer receipt of portions of their salary and/or cash bonus into bookkeeping accounts with phantom investment alternatives that mirror the gains and/or losses of several different investment funds. The bookkeeping accounts are adjusted to reflect investment results resulting from fluctuations in the market value of the phantom investments. Participants may change their selected phantom investment alternatives at any time. The amounts reported in the aggregate earnings column above reflect any unrealized gains and losses, based on the increases or decreases in market value of investment funds for 2009 and realized gains, which represents interest earned during 2009 on deferred compensation.

Under the terms of the plan, in 2009 executive participants were permitted to defer up to 80% of their salary and up to 80% of their annual cash bonus. Elections must be made by December 31st of each year to defer salary compensation that will be earned during the following year, and are irrevocable after that date. Elections to defer bonus compensation must be made no later than six months prior to the end of calendar year, which is the applicable performance period to which the bonus relates, in accordance with applicable tax compliance requirements.

Executive participants may elect to receive a distribution of their account balance either in a lump sum or annual installments of up to 15 years, and may elect to commence payment either upon termination of employment, or a date specified by the executive at the time of initial deferral. Executives may also elect at the time of deferral to receive payment of their account balance in the event of a change of control of the company. Any changes in the executive's distribution election are permitted only if made in accordance with applicable tax compliance requirements governing nonqualified deferred compensation plans. Any payments made to executives upon termination of employment will be delayed six months if required by applicable tax compliance requirements. Notwithstanding the executive's election, for distributions made upon a termination of employment, annual installment payments are permitted under the plan only if at the time of termination the executive has attained age 65, or age 55 with 5 years of service with the company, or the termination is due to the executive's death or disability. Executives may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals.

Amounts deferred by the executives are not subject to income tax until payment, but are subject to the Federal Insurance Contributions Act tax at the time of deferral. We are not required to make any contributions to the 2001 Deferred Compensation Plan, nor do we fund the plan. Participants have an unsecured contractual commitment by the company to pay the amount due under the plan. When such payments are due, cash will be distributed from our general assets.

Pension Benefits

We have no pension plans.

Potential Payments Upon Termination or Change In Control

Termination

Employment Agreement Provisions

Other than Mr. Bradbury, we have not entered into employment agreements with any of our Named Executive Officers. Mr. Bradbury has served as our President and Chief Executive Officer since March 1, 2007. On March 7, 2007, we entered into an employment agreement with Mr. Bradbury effective upon his promotion to that position. Mr. Bradbury's employment is "at-will", and his employment agreement can be terminated by us or by him at any time. Under the terms of his employment agreement, if Mr. Bradbury is terminated by us without cause or if he resigns for good reason, he will be entitled to severance benefits including a payment of 12 months base salary and target bonus, and continued company benefits for 12 months following such termination. Mr. Bradbury's employment agreement also provides that if his employment terminates for any reason other than by us without cause or by him for good reason, he will be entitled to base salary and accrued and unused vacation benefits earned through the date of such termination at the rate in effect at that time.

Equity Awards

Under the provisions of our 1991 Stock Option Plan, our 2001 EIP and our 2009 EIP, vested options, including those held by our Named Executive Officers, remain exercisable for a period of 90 days or 3 months, respectively, following termination of services to Amylin other than for death or disability if the option does not otherwise expire during that period. If services to Amylin are terminated as a result of death or disability, vested options granted under the 1991 Stock Option Plan, the 2001 EIP and the 2009 EIP remain exercisable for a period of 12 months following such termination if the option does not otherwise expire during the 12-month period. For options granted after May 2003, optionees, including our Named Executive Officers, who retire at the age of 55 or older and who have provided five or more years of continuous service to Amylin at the date of retirement have the earlier of five years following their retirement or the option's expiration date to exercise their option.

Deferred Compensation

Our Named Executive Officers participate in our 2001 Deferred Compensation Plan which permits the deferral of a portion of their compensation as described in the narrative description following the Nonqualified Deferred Compensation Table above. The last column in the Nonqualified Deferred Compensation Table above reports each Named Executive Officer's aggregate plan balance as of December 31, 2009. At the time of deferral the Named Executive Officers may elect to receive a distribution of their deferred compensation account balance upon termination of employment, a specified date, and/or a change in control of the company. The Named Executive Officers may elect to receive a distribution of their account balance either in the form of a lump sum or annual installments payments of up to 15 years, and may elect a different form of distribution upon a change in control than that elected for other distribution events. Notwithstanding the executive's election, for distributions made upon a termination of employment, annual installment payments are permitted under the plan only if at the time of termination the executive has attained age 65, or age 55 with 5 years of service with the company, or the termination is due to the executive's death or disability. Executives may be entitled to receive earlier payments of their account balances through certain unforeseeable emergency withdrawals.

Change In Control

In August 2007, the Compensation Committee approved amendments to the Change in Control Plan which was originally adopted in February 2001. Under the amended plan, each of our officers, including our Named Executive Officers, is entitled to receive severance payments and other benefits if his or her employment is terminated for certain reasons, or covered terminations, during the period beginning ninety days prior to and ending 13 months following the effective date of a change in control of Amylin. The amended plan clarifies that covered terminations include voluntary resignations as a result of a material reduction in base salary and a material diminution of the officer's authority, duties and responsibilities which, in the case of our chief executive officer, includes no longer reporting directly to our board of directors or the board of directors of a successor company and in the case of our chief financial officer, includes the occurrence of a material diminution in the authority, duties or responsibilities of the supervisor to whom the chief financial officers is required to report.

The Change in Control Plan provides our officers salary continuation benefits upon a covered termination as follows: (i) the chief executive officer and/or president would receive 36 months salary continuation; (ii) other executive officers would receive 24 months salary continuation; and (iii) non-executive officers would receive 18 months salary continuation. The Change in Control Plan also provides our officers lump sum bonus payments upon a covered termination equal to a specified percentage of their then-current annual target bonus as follows: (i) the chief executive officer and/or president would receive 300% of his target bonus; (ii) other executive officers would receive 200% of their target bonus; and (iii) non-executive officers would receive 100% of their target bonus. The Change in Control Plan also reimburses our officers for medical and dental COBRA payments for 18 months and clarifies that all then-outstanding unvested options awarded prior to being promoted to an officer position and held by officers at the time of termination immediately vest in full. Officers would receive these benefits upon a covered termination provided they are not a party to any agreement with us that would not be superseded by the Change in Control Plan. As of the date of this proxy statement, none of our Named Executive Officers had separate agreements with us regarding change of control or severance benefits that supersede the Change in Control Plan.

To receive benefits under the Change in Control Plan, a recipient must execute a release of claims in favor of Amylin. Further, any benefits being paid under the plan will terminate immediately if at any time the recipient of such benefits violates any proprietary information, confidentiality or non-solicitation obligation to Amylin.

Options granted to officers under the 2001 EIP and 2009 EIP have included, and it is expected that options granted to officers under the 2009 EIP will continue to include, certain change in control provisions. The 2001 EIP and 2009 EIP provide that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations (each referred to as a corporate transaction), any surviving or acquiring corporation shall either assume awards outstanding under the 2001 EIP and 2009 EIP or substitute similar awards for those outstanding under the 2001 EIP and 2009 EIP. If any surviving corporation declines to assume awards outstanding under the 2001 EIP and 2009 EIP or to substitute similar awards, then, with respect to participants whose service has not terminated as of the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction.

Further, if within 90 days prior to, or within 13 months following, the effective date of certain specified change in control transactions, an officer's employment terminates without cause or under certain other specified circumstances, then the vesting and exercisability of the options held by such officer that were issued under the 2001 EIP and 2009 EIP shall accelerate in full.

The following table summarizes the value of payments our Named Executive Officers would have received had their employment relationship with us been terminated without cause on the last business day of our most recently completed fiscal year in connection with a change in control.

Name	Salary Continuation and Bonus Payment($)(1)	Acceleration of Equity Awards($)(2)	COBRA Payments($)(3)	Total($)
Daniel M. Bradbury	4,050,000(4)	2,068,000	19,288	6,137,288
Mark G. Foletta	1,259,250	465,300	21,690	1,746,240
Orville G. Kolterman, M.D.	1,320,000	491,150	15,618	1,826,768
Marcea Bland Lloyd	1,200,375	439,450	19,228	1,659,053
Vincent P. Mihalik	1,125,000	223,500	13,224	1,361,724

(1) Unless otherwise indicated, amounts shown in this column represent 24 months of salary continuation paid out over a 24-month period following December 31, 2009 and a lump-sum bonus paid on December 31, 2009 equal to two hundred percent of the Named Executive Officer's 2009 target bonus amount. All amounts in this column are based on the Named Executive Officer's base salary in effect on December 31, 2009.

(2) Amounts shown in this column represent the value of in-the-money unvested options granted under the 2001 EIP that would have accelerated if the Named Executive Officer was terminated on December 31, 2009 in connection with certain change in control events and are based on the difference between the market value of our common stock on that date and the exercise price of the respective options.

(3) Amounts shown in this column represent 18 months of medical and dental COBRA payments based on the Named Executive Officer's benefits in effect on December 31, 2009.

(4) Amount represents 36 months of salary continuation paid out over a 36-month period following December 31, 2009 and a lump-sum bonus paid on December 31, 2009 equal to three hundred percent of Mr. Bradbury's 2009 target bonus.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2009, with respect to all of our equity compensation plans in effect on that date (in thousands, except per share amounts).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans, (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	17,233	24.45	11,308
Equity compensation plans not approved by securityholders	—	—	—
Total	17,233	24.45	11,308

We had the following equity compensation plans in effect as of December 31, 2009 that were adopted with the approval of our stockholders: the 1991 Stock Option Plan, the 2001 EIP, the 2009 EIP, the 2001 ESPP, the 1994 Non-Employee Directors' Stock Option Plan, the 2003 Non-Employee Directors' Plan and the Non-Employee Directors' Deferred Compensation Plan.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee reviews our corporate accounting and financial reporting process on behalf of the Board. The Audit Committee is comprised solely of independent directors as defined in applicable NASDAQ and SEC regulations, and operates under a written charter approved by the Board. This charter is available on the corporate governance section of our website, *www.amylin.com.*

Management is responsible for the financial statements, the corporate accounting and financial reporting processes, for maintaining effective internal control over financial reporting, and for assessing the effectiveness of internal control over financial reporting. Our independent auditors are responsible for planning and performing an independent audit of our financial statements in accordance with auditing standards generally accepted in the United States. Our independent auditors are also responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee has met and held discussions with management and our independent auditors. Management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2009, including the appropriateness, not just the acceptability, of the accounting principles applied, the reasonableness of significant judgments, and the clarity and completeness of disclosure in the financial statements, and management's assessment of the effectiveness of internal control over financial reporting at December 31, 2009 with management and our independent auditors.

The Audit Committee and our independent auditors discussed the auditors' independence from Amylin and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board's Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee also discussed with our independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380).

The Audit Committee discussed with our independent auditors the overall scope and plans for their audit. The Audit Committee meets with our independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal control over financial reporting, and the overall quality of our financial reporting. The Audit Committee met 11 times during 2009.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

The Audit Committee

Karin Eastham, Chair
Teresa Beck
M. Kathleen Behrens

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Adams and Ms. Eastham served on the Compensation Committee throughout 2009 and Mr. Altman, Ms. Beck and Mr. Wilson served on the committee for a portion of 2009. None of these members of the Compensation Committee has ever been an officer or employee of ours or had a relationship in 2009 requiring disclosure under applicable SEC regulations. None of our executive officers currently serves, or served during 2009, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

CERTAIN TRANSACTIONS

As stated in our Code for Shared Business Conduct, we expect our directors, officers and other employees to avoid conflicts of interest that interfere with their ability to act in the best interests of Amylin. We have adopted a written policy establishing the procedures to be followed for the review, approval or ratification of any transactions between Amylin and any of its directors and/or executive officers. Upon becoming aware of any such proposed transaction, directors and executive officers notify our Chief Compliance Officer who then determines whether the transaction requires the approval of the Audit Committee of our Board of Directors. Under its written charter, the Audit Committee is responsible for reviewing and approving any related person transactions that require disclosure to our stockholders under applicable requirements. Any transactions referred to the Audit Committee must be approved by the Audit Committee prior to consummation.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers, and may indemnify other employees and other agents, to the fullest extent permitted by law. We have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify each director and officer for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action arising out of the person's services as a director or officer of the company. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers, banks or other agents) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

We have adopted "householding," and a number of brokers, banks or other agents with account holders who are stockholders of Amylin will be "householding" our proxy materials. Stockholders who participate in householding will continue to receive separate proxy cards. Beneficial stockholders can request information about householding from their banks, brokers, other holders of record, or our Investor Relations Department. If you participate in householding and wish to receive a separate copy of our 2009 annual report and proxy statement, or if you wish to receive separate copies of future annual reports and proxy statements, please call us at 858-552-2200, extension 7299 or write to: Amylin Pharmaceuticals, Inc., Investor Relations, 9360 Towne Centre Drive, San Diego, California 92121. We will deliver the requested documents to you promptly upon your request.

Other Matters

Our Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Daniel M. Bradbury
President and Chief Executive Officer

San Diego, California
March 19, 2010

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC is available without charge upon written request to: Investor Relations, Amylin Pharmaceuticals, Inc., 9360 Towne Centre Drive, San Diego, California 92121.

(This page has been left blank intentionally.)



ADMISSION TICKET
2010 ANNUAL MEETING OF STOCKHOLDERS

When:
Thursday, April 29, 2010
9:00 a.m. Pacific Time

Where:
Amylin Corporate Offices
9360 Towne Centre Drive
San Diego, CA 92121

This ticket will be required to admit you to the meeting. Please print your name and address and present this ticket at the door.

Name

Address

City, State and Zip Code



COMPLIMENTARY PARKING PASS

For complimentary parking, please place this pass on the dashboard of your car when entering the parking lot.

Thursday, April 29, 2010
9:00 a.m. Pacific Time

Amylin Headquarters
9360 Towne Centre Drive
San Diego, CA 92121

Refreshments will be served.

For more detailed directions, please call (858) 552-2200 and ask for Stockholder Meeting Services


North
Genessee Avenue
Eastgate Mall
805
5
Executive Drive
La Jolla Village Drive
Towne Centre Drive

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-19700



Received SEC
MAR 19 2010
Washington, DC 20549

AMYLIN PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	**33-0266089** (I.R.S. Employer Identification No.)
9360 Towne Centre Drive **San Diego, California** (Address of principal executive offices)	**92121** (Zip Code)

Registrant's telephone number, including area code: **(858) 552-2200**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock, $.001 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant as of June 30, 2009 held by non-affiliates was $645,730,218.

The number of shares outstanding of the registrant's common stock was 142,951,264 as of February 16, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A in connection with the 2010 Annual Meeting of Stockholders to be held on April 29, 2010 are incorporated herein by reference into Part III of this Annual Report. Such Definitive Proxy Statement will be filed with the Commission not later than 120 days after December 31, 2009.

You should read the following together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this document or incorporated by reference. The Securities and Exchange Commission, or SEC, allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this annual report on Form 10-K.

Except for the historical information contained herein, this annual report on Form 10-K and the information incorporated by reference contains forward-looking statements that involve risks and uncertainties. These statements include projections about our accounting and finances, plans and objectives for the future, future operating and economic performance and other statements regarding future performance. These statements are not guarantees of future performance or events. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to such differences are described in Part I, Item 1A, entitled "Risk Factors," as well as those discussed in Part II, Item 7, entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere throughout this annual report on Form 10-K and in any other documents incorporated by reference into this annual report on Form 10-K. We disclaim any obligation to update any forward-looking statement.

PART I

Item 1. *Business*

Business Overview

We are a biopharmaceutical company committed to improving the lives of people with diabetes, obesity and other diseases through the discovery, development and commercialization of innovative medicines. We are marketing two first-in-class medicines to treat diabetes, BYETTA® (exenatide) injection and SYMLIN® (pramlintide acetate) injection and we are currently seeking approval for exenatide once weekly, an investigational sustained-release medication for type 2 diabetes that is administered only once a week.

In 2009 we executed on key opportunities for the company including:

- gained approval for an expanded indication of BYETTA as a first-line, stand alone medication (monotherapy) along with diet and exercise;
- finalized BYETTA label updates;
- submitted a New Drug Application, or NDA, for exenatide once weekly and executed our DURATION clinical program designed to demonstrate superiority of exenatide once weekly compared to other diabetes medications;
- completed two obesity clinical trials and entered into a collaboration to develop obesity therapies with Takeda Pharmaceutical Company Limited, or Takeda; and
- improved our operating results and believe we are on track to achieve our stated goal of becoming operating cash flow positive on a sustainable basis by the end of 2010 and achieving operating profitability by the end of 2011.

BYETTA is the first approved medicine in a class of compounds called glucagon-like peptide-1 (GLP-1) receptor agonists. In October 2009, the FDA approved an expanded indication to include BYETTA as a first-line, stand-alone medication (monotherapy) along with diet and exercise to improve glycemic control in adults with type 2 diabetes and changes to the BYETTA label to incorporate updated safety language. Previously BYETTA was approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control by using metformin, a sulfonylurea and/or a thiazolidinediene (TZD), three common oral therapies for type 2 diabetes. We believe the expanded monotherapy indication and label update present new opportunities for the BYETTA brand. Net product sales of BYETTA were $667.6 million in 2009, $678.5 million in 2008 and $636.0 million in 2007.

We have an agreement with Eli Lilly and Company, or Lilly, for the global development and commercialization of exenatide. This agreement includes BYETTA and other formulations of exenatide such as exenatide once weekly. Under the terms of the agreement, operating profits from products sold in the United States are shared equally between Lilly and us, and Lilly will pay us royalties for product sales outside of the United States. Lilly has primary responsibility for developing and commercializing BYETTA outside of the United States, including any sustained release formulations of exenatide such as exenatide once weekly. By the end of 2009, BYETTA was commercially launched in approximately 60 countries worldwide.

SYMLIN is the first and only approved medicine in a class of compounds called amylinomimetics. It is approved as an adjunctive therapy to improve glycemic control in patients with either type 2 or type 1 diabetes who are treated with mealtime insulin but who have not achieved adequate glycemic control. We own 100% of the global rights to SYMLIN and in 2010 we plan to explore partnering SYMLIN outside of the United States. Net product sales of SYMLIN were $86.4 million in 2009, $86.8 million in 2008 and $65.5 million in 2007.

We have a field force of approximately 390 people dedicated to marketing BYETTA and SYMLIN in the United States. Our field force includes our specialty sales force and our managed care organization. Lilly co-promotes BYETTA in the United States. In May 2009, we announced a restructuring of our sales force, a new sales approach within the diabetes market and merged our then-existing primary care and specialty sales forces into a single organization that brings a specialty approach to endocrinologists and diabetes-focused primary care physicians. This new sales force is focused on targeting those doctors that write the majority of prescriptions for branded diabetes therapies. The restructuring of our sales force reduced our total number of sales representatives by approximately 200.

In addition to our marketed products, we are working with Lilly and Alkermes, Inc., or Alkermes, to develop exenatide once weekly. In May 2009, we submitted an NDA for exenatide once weekly to the FDA. The FDA filed the NDA submission in July 2009 and the application has a ten-month review period. Clinical components of the NDA included results from our DURATION-1 study which tested the superiority of exenatide once weekly as compared to BYETTA and a meta-analysis across controlled clinical studies of three months or greater from the BYETTA database which showed no increased risk of cardiovascular events associated with exenatide use. Components of the NDA submission supporting product manufacturing included analyses of data from patients in our ongoing extension of the DURATION-1 study who used exenatide once weekly produced at our Ohio manufacturing facility to demonstrate comparability of the intended commercial product with that used during development. The FDA conducted a pre-approval inspection of this facility and has made a number of observations which we believe are addressable.

In March 2009 and July 2009, we announced positive results from DURATION-2 and DURATION-3, respectively, the second and third in a series of six such studies designed to test the superiority of exenatide once weekly compared to other diabetes therapies. In DURATION-2, exenatide once weekly demonstrated superior glucose control with weight loss and no increase in hypoglycemia compared to maximum doses of sitagliptin (Januvia®) or pioglitazone (Actos®). In DURATION-3, exenatide once weekly demonstrated superior glucose control with weight loss and with less hypoglycemia compared to insulin glargine (Lantus®). In December 2009, we announced results from DURATION-5, a head-to-head study comparing exenatide once weekly to BYETTA. In DURATION-5, patients taking exenatide once weekly experienced a statistically superior reduction in glycated hemoglobin (A1C) compared to BYETTA.

In 2010, we will continue to focus on building a superior profile for exenatide once weekly by conducting additional clinical trials that will compare exenatide once weekly against competing products. For example, we expect to report results from our DURATION-4 study in late 2010 comparing exenatide once weekly with metformin, sitagliptin or pioglitazone and we have initiated DURATION-6 comparing exenatide once weekly with liraglutide (Victoza®). In addition, we expect to start our EXSCEL study in the first quarter of 2010, to demonstrate exenatide once weekly's effect on cardiovascular endpoints. We plan to continue making strategic investments in the exenatide franchise including the development of an exenatide once weekly pen delivery system, an exenatide suspension formulation and potential noninvasive delivery systems including transdermal and nasal.

Our long-term growth strategy is focused on making prudent investment decisions based on strong clinical data to advance our obesity program and includes our Integrated Neurohormonal Treatment of Obesity, or INTO, strategy. In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our product pipeline, including pramlintide/metreleptin, which is a compound currently in phase 2 development for the treatment of obesity. We recently announced results of a 52-week phase 2 study of this compound and, based on those results, we and Takeda plan to advance pramlintide/metreleptin toward phase 3 development.

We maintain an active discovery research program focused on novel peptide and protein therapeutics. We have also entered into a number of strategic alliances and business initiatives that support our expansion into new therapeutic areas.

Our principal executive offices are located at 9360 Towne Centre Drive, San Diego, CA 92121, and our telephone number is (858) 552-2200. We were incorporated in Delaware in September 1987. We maintain a website at *www.amylin.com*. The reference to our worldwide web address does not constitute incorporation by reference into this report of any of the information contained on our website.

Our periodic and current reports that we file with the SEC are available free of charge on our website at *www.amylin.com* as soon as reasonably practicable after we have electronically filed them with, or furnished them to, the SEC.

Diabetes

Diabetes is a major worldwide health problem and is the fifth leading cause of death by disease in the United States. Diabetes is a complex, metabolic disorder of carbohydrate, fat and protein metabolism, primarily resulting from the failure of pancreatic beta cells to produce sufficient insulin to match the demands for insulin in the body. Insulin is a hormone that plays a central role in helping the body process, convert and store energy from glucose. Another important hormone in glucose regulation is glucagon which is released from the alpha-cells of the pancreas. Its action opposes insulin by increasing glucose appearance in the bloodstream. With the discovery of incretin hormones, GLP-1, gastric inhibitory peptide and the pancreatic hormone amylin, it is now understood that several organs and hormones play a role in maintaining glucose balance in the body. In individuals with diabetes, the relative shortage of insulin impairs the ability of glucose to enter and fuel the body's cells and, as a result, glucose builds up in the bloodstream causing hyperglycemia (high blood sugar). Prolonged elevation of blood glucose may result in damage to the kidney, retina and nerves—and may lead to kidney failure, permanent nerve damage, blindness and amputation. High glucose also increases the risk of cardiovascular disease. Conversely, too much insulin in the bloodstream can cause hypoglycemia (low blood sugar). Individuals who manage their diabetes with insulin or other oral antidiabetic medication are especially vulnerable to swings of high to low blood sugar level and the risk of very low blood sugar which, if left untreated, can be fatal.

It is estimated that over 240 million people worldwide have diabetes. Of that population, it is estimated that approximately 90-95% have type 2 diabetes, previously known as adult-onset diabetes, and the remainder have type 1 diabetes, previously known as juvenile-onset diabetes. In the United States alone, there are approximately 23.6 million people, or 7.8% of the population, with diabetes. Only 17.9 million of these people have been diagnosed, while 5.7 million people with diabetes have not been diagnosed. From 1980 through 2007, newly diagnosed cases of diabetes among Americans aged 18-79 nearly tripled. In addition, there are currently approximately 57 million people in the United States with pre-diabetes, a condition that raises the risk of developing type 2 diabetes, heart disease and stroke. People with pre-diabetes have blood glucose levels higher than normal but not high enough to establish a diagnosis of diabetes.

Long-term control of blood glucose is known to limit the risk of developing diabetes-related retinal, renal and neurologic complications. A1C is the most widely used measure of long-term blood glucose control. A1C level is a recognized indicator of an individual's average blood glucose concentrations over the preceding three- to four-month period. Lower A1C levels indicate better average blood glucose control, with values in people without diabetes usually being less than 6%. The ADA suggests that people with diabetes should aim for an A1C value that is lower than 7%. It is estimated that more than half of Americans being treated for diabetes are failing to achieve recommended blood glucose levels and, according to research studies conducted in the United States and abroad, these patients would significantly benefit from improved glycemic control. Additionally, aggressive use of insulin and some oral medications to reduce glucose levels can be associated with an increased risk of hypoglycemia and weight gain. Consequently, there has long been a need to develop new treatment strategies that safely improve glucose control, improve the overall health profile of patients with diabetes and reduce the risk of complications.

In 2008, findings from various long-term clinical trials, including the 10-year follow up of the UK Prospective Diabetes Study and the "Action to Control Cardiovascular Risk in Diabetes," or ACCORD, trial suggested that it is important to treat patients with less advanced diabetes earlier. These studies also suggest that it is important to lower blood glucose without weight gain, associated cardiovascular risk and hypoglycemia which are often associated with older diabetes therapies. The cardiovascular outcomes of these studies suggest that blood glucose control strategies employing weight conscious therapies will be increasingly valued.

For people suffering from diabetes, poor control of blood glucose levels has been shown to result in severe long-term complications. For instance, the United States Centers for Disease Control, or CDC, has stated that complications due to diabetes include:

- heart disease and stroke;
- high blood pressure;
- blindness due to retinopathy, a condition manifested by damage to the retina;
- nephropathy, or kidney disease;
- neuropathy, a condition where there is damage to the nervous system;
- amputations due to peripheral vascular disease; and
- periodontal disease.

Obesity is common in patients with type 2 diabetes and weight control is a major problem for many patients with both type 1 and type 2 diabetes. In fact, more than 80% of people with type 2 diabetes are overweight. Weight gain is particularly common in those using insulin and certain oral medications as part of their treatment regimen. In addition, patients with diabetes frequently have wide fluctuations in blood sugar following meals. These fluctuations in blood sugar can significantly affect a patient's quality of life. Blood glucose fluctuations, weight gain and diabetes complications may each contribute to substantial disability, reduced quality of life, reduced productivity in the workplace, increased pain and suffering and premature death. Obesity increases the risk of cardiovascular disease 44% in people with type 2 diabetes and cardiovascular death accounts for three quarters of all deaths among people with diabetes. In fact, the risk of coronary heart disease, cardiovascular disease and death are significantly increased in the overweight population and to an even greater extent in obese patients with type 2 diabetes.

In 2005, we introduced two new treatment options for the management of diabetes, BYETTA and SYMLIN. BYETTA offers patients with inadequate glycemic control the opportunity to better control their blood glucose levels and lose weight. SYMLIN offers patients with inadequate glycemic control using mealtime insulin a treatment option that can both improve glucose control and result in weight loss. These novel first-in-class medicines provide new options in disease management and glucose control to millions of people suffering with diabetes.

Marketed Products

BYETTA® (exenatide) injection

BYETTA is the first approved medicine in a new class of compounds called incretin mimetics, or GLP-1 receptor agonists. We began selling BYETTA in the United States in June 2005 as an add-on therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control and who are taking metformin and/or a sulfonylurea, two common oral therapies for type 2 diabetes. In December 2006, the FDA approved an additional use for BYETTA as an add-on therapy to improve glycemic control in people with type 2 diabetes who have not achieved adequate glycemic control by using a TZD. In October 2009, the FDA approved an expanded indication for BYETTA as a first-line, stand-alone medication (monotherapy) along with diet and exercise to improve glycemic control in adults with type 2 diabetes. The type 2 diabetes treatment guidelines of the American Diabetes Association, or ADA, the European Association for the Study of Diabetes, or EASD, and the American Association of Clinical Endocrinologists, or AACE, include the GLP-1 receptor agonist class, which includes BYETTA, as a secondary treatment option for type 2 diabetes patients.

We estimate the number of people in the United States currently using metformin, sulfonylurea and/or a TZD to be approximately 8.3 million and the number of people using diet and exercise to be approximately 3 million. More than half of all diabetes patients using oral medications are believed to have an A1C higher than the ADA's recommendation of less than 7% and the vast majority of these patients could be candidates for BYETTA.

BYETTA provides glucose control by augmenting the body's natural physiologic processes, allowing the body to respond to blood glucose changes as they occur. BYETTA directly affects the beta cells' responses to elevated glucose by enhancing insulin secretion; this effect dissipates as glucose levels approach the normal range. BYETTA also restores first-phase insulin response, an effect which is evident following the initial dose. BYETTA is administered twice a day by using a fixed dose injection, and requires no dose adjustments due to changes in meal size or composition, exercise or other variables. No additional glucose monitoring is required with BYETTA therapy.

The most common adverse effect of BYETTA is mild to moderate nausea, which tends to dissipate with time. Mild to moderate hypoglycemia has also been observed, primarily when used in conjunction with a sulfonylurea, agents that are known to cause hypoglycemia.

In August 2008, the FDA updated a prior alert for BYETTA referencing pancreatitis. Prescriptions for BYETTA declined in the second half of 2008 and into 2009. In October 2009, the FDA approved changes to the BYETTA label to incorporate updated safety information, including pancreatitis-related safety language and an expansion of existing language regarding use of BYETTA in patients with renal impairment. We continue to work to better understand the relationship between BYETTA and pancreatitis described in some spontaneously reported cases. In keeping with our focus on patient safety, we continue to pursue our drug safety program that includes thorough investigation of individual spontaneous case reports along with clinical and epidemiologic studies. Within the detection limits of an initial epidemiology study which we provided to the FDA, we have not observed an increased incidence of pancreatitis associated with BYETTA compared to other treatments for diabetes and thus believe a definite causal relationship between BYETTA and pancreatitis has not been proven.

By the end of 2009, we had a field sales force of approximately 390 individuals who target those doctors that write the majority of BYETTA and SYMLIN prescriptions. Together with the Lilly field organization, our goal is to provide education, through both one-on-one interactions and educational programs, to ensure that physicians understand BYETTA, including its mechanisms of action, potential benefits, identify appropriate patients and provide important use considerations. We have refined our marketing efforts to remind both endocrinologists and primary care physicians of BYETTA's unique benefits of glucose control with weight loss. Primary care physicians write approximately 70% of diabetes prescriptions in the United States. Additionally, we have access to health care plan reimbursement for BYETTA at approximately 80% coverage nationally on tier 2, which requires a relatively low co-payment from patients who are covered under such plans.

We continue to support initiatives to facilitate the successful initiation of therapy by primary care physicians. This effort includes: increased patient educational material for health care providers to distribute in their offices; a network of approximately 400 diabetes educators to work with physicians and their patients within their local communities; direct support to patients through the BYETTA Easy Start Line, which provides a toll-free number that allows patients to contact trained medical professionals to better understand the benefits of BYETTA therapy and to get assistance starting and using the BYETTA pen; a pharmacy support component partnering with managed care plans designed specifically to assist with patient refills; and an enhanced BYETTA website. We believe this support is helpful to patients who may be on their first injectable therapy and to primary care providers who may be less accustomed to treating patients with an injectable product earlier in the disease cycle and who have fewer resources in their offices.

Lilly co-promotes BYETTA in the United States with us and has primary responsibility for developing and commercializing BYETTA outside the United States, including any sustained-release formulations such as exenatide once weekly. By the end of 2009 BYETTA was launched in approximately 60 countries worldwide.

BYETTA Development Activities

Concurrent with BYETTA's initial approval, the FDA issued an approvable letter for BYETTA when used as a stand-alone therapy (monotherapy) for people with type 2 diabetes. In October 2009, the FDA approved an expanded indication for BYETTA as a first-line, stand-alone therapy along with diet and exercise to improve glycemic control in adults with type 2 diabetes.

In June 2009, we announced results from a meta-analysis of cardiovascular, or CV, events that showed no increased risk of CV events associated with BYETTA injection use compared to a pooled comparator group treated with either placebo or insulin. This analysis applied the principles that were described in the FDA's guidance for evaluating CV risk in type 2 diabetes agents. In the meta-analysis of 12 completed, randomized, controlled clinical trials of 12-52 weeks, the unadjusted rate at which patients experienced at least one CV event was 2.0 percent for BYETTA and 2.6 percent for the comparator group. The relative risk between BYETTA and the comparator group was 0.69 with a 95 percent confidence interval of 0.46-1.03. To determine if there are favorable cardiovascular effects of exenatide treatment, we and Lilly recently initiated a large cardiovascular outcomes trial with a superiority design that will evaluate the effects of exenatide once weekly on major cardiovascular events, compared to standard of care with traditional antidiabetes medications.

SYMLIN® (pramlintide acetate) injection

SYMLIN is the first and only approved medicine in a new class of compounds called amylinomimetics. We began selling SYMLIN in the United States in April 2005 as adjunctive therapy to mealtime insulin to treat diabetes. Other than insulin and insulin analogues, SYMLIN is the first FDA-approved medication addressing glucose control for patients with type 1 diabetes since the discovery of insulin over 80 years ago. SYMLIN is indicated for use in people treated with insulin alone or, in the case of patients with type 2 diabetes, treated with insulin with or without one or more oral medications to help improve blood glucose control.

SYMLIN works with insulin to smooth out the peaks in blood glucose levels to give patients more stable blood glucose levels after meals and throughout the day. SYMLIN also lowers the A1C levels of most patients beyond what insulin alone can achieve. SYMLIN induces satiety, which leads to eating less and weight loss in most patients. In addition, because SYMLIN works with insulin to control blood sugar, patients often need less insulin to achieve desired blood sugar levels after meals.

SYMLIN is used with insulin and has been associated with an increased risk of insulin-induced severe hypoglycemia. The risk can be reduced by appropriate patient selection, careful patient instruction and insulin dose adjustments. Other adverse effects commonly observed are primarily gastrointestinal, including nausea, which decrease over time in most patients.

Our SYMLIN marketing is focused on a target physician population of approximately 20,000, with a goal of educating these physicians on SYMLIN, including its mechanisms of action, potential benefits, use considerations and appropriate patient selection for initiating SYMLIN therapy. These physicians write approximately 36% of all insulin prescriptions in the United States. In January 2008, we launched the SymlinPen® 120 and the SymlinPen® 60 pen-injector devices for administering SYMLIN which currently represent nearly 75 percent of all new SYMLIN prescriptions. These pre-filled pen-injector devices feature fixed dosing to improve mealtime glucose control and can be stored at room temperature not to exceed 86 degrees F (30 degrees C) after first use. We continue to educate physicians about the SymlinPen and believe the SymlinPen enables patients to more easily deliver proper dosing than using a vial and syringe and improves the convenience of administering SYMLIN. Since introduction of the SymlinPen in 2008, usage has grown substantially relative to vial and syringe usage, and now represents the majority of sales and prescriptions. By the end of 2010, we will cease manufacturing and distributing the Symlin vial. Our near-term goal for SYMLIN is to grow SYMLIN prescriptions by highlighting how the product addresses the key unmet needs of patients using mealtime insulin.

Research and Development

Product Pipeline Programs

We have late-stage and early-stage development programs in the therapeutic areas of diabetes and obesity. Our years of research in diabetes and deep understanding of peptide hormones—their physiology, functionality and impact on the disease—are being leveraged to develop potential treatments for obesity. The metabolic components of these diseases are linked in numerous ways, which are reflected in the impact each has on the other.

Diabetes

Exenatide Once Weekly

Exenatide once weekly is our late stage development program in diabetes. Exenatide is the active ingredient in BYETTA and is combined with proprietary technology developed by us and our partner, Alkermes, to provide a sustained release delivery of exenatide. The combination of potency and the glucose-dependent mechanism of action inherent in exenatide makes it well suited to development of a once weekly formulation. We have an agreement with Alkermes to assist us in the development, manufacture and commercialization of exenatide once weekly and this program is included in our collaboration agreement with Lilly. We are aggressively working with Lilly and Alkermes to develop exenatide once weekly and to bring it to market as soon as possible.

In October 2007, we announced positive results of our DURATION-1 pivotal comparator study comparing treatment with exenatide once weekly to treatment with BYETTA over a 30-week period. The study enrolled 295 patients not achieving adequate glucose control either with use of diet and exercise or with use of oral glucose-lowering agents. Exenatide once weekly showed a statistically significant improvement in A1C of approximately 1.9% from baseline, compared to an improvement of approximately 1.5% for BYETTA. Approximately three out of four subjects treated with exenatide once weekly achieved an A1C of 7% or less.

After 30 weeks of treatment, both exenatide once weekly and BYETTA treatment resulted in an average weight loss of approximately eight pounds. Nearly 90% of subjects in both groups completed the study. There were no major or severe hypoglycemia events regardless of background therapy. As expected, based on prior BYETTA studies, minor hypoglycemia with exenatide once weekly use was limited to subjects using background sulfonylurea therapy. Exenatide once weekly was associated with approximately 30% less nausea than twice-daily BYETTA. Approximately one out of five subjects receiving exenatide once weekly reported treatment-related nausea during the 30-week study. In both groups nausea was predominately mild and transient.

In June 2008, we announced additional results of our 30-week DURATION-1 study. In addition to showing improvements in A1C, type 2 diabetes patients treated with exenatide once weekly experienced the following effects on several cardiovascular risk factors: a reduction of total cholesterol 11.9 mg/dL from a baseline of 173 mg/dL; a reduction of LDL of 4.9 mg/dL from a baseline 91.6 mg/dL; and a reduction of HDL of 0.9 mg/dL from a baseline of 43.9 mg/dL.

Also in June 2008, we announced results from a 52-week open-label clinical study that showed the durable efficacy of exenatide once weekly. In this extension of our 30-week DURATION-1 study, patients either remained on exenatide once weekly or switched from BYETTA to exenatide once weekly for an additional 22 weeks. Patients taking exenatide once weekly over the course of one year sustained a similar improvement in glucose control of 2.0% lower A1C and lower fasting plasma glucose from baseline compared to those receiving treatment for 30 weeks who achieved 1.9% lower A1C from baseline.

This 52-week study also showed that patients who switched from BYETTA after 30 weeks to exenatide once weekly experienced additional improvements in A1C and fasting plasma glucose. Following the 30-week comparison period, patients who continued on exenatide once weekly showed sustained improvements in A1C and fasting plasma glucose while patients who switched from BYETTA to exenatide once weekly had further improvements in glycemic control that were consistent with those patients receiving exenatide once weekly for 52 weeks. Seventy-two percent of patients treated with exenatide once weekly achieved an endpoint A1C of 7% or less and 54% achieved an A1C of 6.5% or less. In patients who switched from BYETTA to exenatide once weekly, 75% of patients achieved an endpoint A1C of 7% or less and 53% achieved an A1C of 6.5% or less. Exenatide once weekly was associated with an average weight loss of 9.5 pounds over 52 weeks. Exenatide once weekly was well tolerated during the first 30 weeks and the following 22-week, open-ended treatment period with overall tolerability improving over the course of the study. No major hypoglycemia events regardless of background therapy were observed with exenatide once weekly. Cases of minor hypoglycemia with exenatide once weekly and BYETTA use were limited to patients using background sulfonylurea therapy. In both groups, nausea was predominately mild and transient and occurred less frequently in exenatide once weekly patients.

In May 2009, we submitted an NDA for exenatide once weekly to the FDA. The FDA filed the NDA submission in July 2009 and the application has a ten-month review period. Clinical components of the NDA included results from our DURATION-1 study which tested the superiority of exenatide once weekly as compared to BYETTA and a meta-analysis across controlled clinical studies of three months or greater from the BYETTA database which showed no increased risk of cardiovascular events associated with exenatide use. Components of the NDA submission supporting product manufacturing included analyses of data from patients in our ongoing extension of the DURATION-1 study who used exenatide once weekly produced at our Ohio manufacturing facility to demonstrate comparability of the intended commercial product with that used during development.

In June 2009, we announced additional long-term, interim results from the DURATION-1 study that showed sustained glucose control with weight loss, as well as improvements in systolic blood pressure and triglycerides, through two years of treatment with exenatide once weekly. In the controlled portion of the open-label study, patients received exenatide once weekly or BYETTA injection for 30 weeks, followed by 74 weeks of treatment with exenatide once weekly for all patients during an open-ended assessment period. Significant reductions in A1C of 1.7 percent and fasting plasma glucose of 40 mg/dL were maintained after two years of treatment. Sixty-five percent of patients achieved an A1C of 7% or less. Body weight was significantly reduced, with patients losing an average of 5.8 pounds. Serum lipid profiles were significantly improved, and there was a significant reduction in systolic blood pressure. Nausea was the most common event during the 30-week treatment period and decreased over time, occurring in 12% of patients during the 74-week assessment period when all patients were receiving exenatide once weekly. No severe hypoglycemia was observed.

In March 2009, we announced results from DURATION-2, a 26-week clinical study designed to compare exenatide once weekly to maximum doses of sitagliptin and pioglitazone, two commonly prescribed oral diabetes medications, in 491 patients with type 2 diabetes taking stable doses of metformin. After completing 26 weeks of treatment, evaluable patients randomized to exenatide once weekly experienced a statistically significant reduction in A1C of 1.7 percentage points from baseline, compared to a reduction of 1.0 percentage point for sitagliptin and 1.4 percentage points for pioglitazone. Treatment with exenatide once weekly also produced statistically significant differences in weight, with weight loss of 6.2 pounds at 26 weeks, compared with a loss of 1.9 pounds for sitagliptin, and a weight gain of 7.4 pounds for pioglitazone. The most frequently reported adverse events among exenatide once weekly and sitagliptin users were nausea and diarrhea. Upper respiratory tract infection and peripheral edema were the most frequently reported events by patients receiving pioglitazone. There was no major hypoglycemia in any treatment group.

In July 2009, we announced results from DURATION-3, a clinical trial designed to compare patients randomized to either exenatide once weekly or Lantus (insulin glargine). Patients randomized to exenatide once weekly experienced a statistically significant superior reduction in A1C of 1.5 percentage points from baseline, compared to a reduction of 1.3 percentage points for Lantus after completing 26 weeks of treatment. At the end of the study, patients treated with exenatide once weekly achieved a mean A1C of 6.8% compared with a mean A1C of 7.0% in those treated with Lantus. Treatment with exenatide once weekly also produced significant differences in weight, with a mean weight loss of 5.8 pounds at 26 weeks, compared with a mean weight gain of 3.1 pounds for Lantus. In addition, although patients treated with exenatide once weekly experienced a greater reduction in blood glucose than those treated with Lantus, they also reported significantly fewer episodes of confirmed hypoglycemia. Reported adverse events were upper respiratory infection, including nasopharyngitis, in both treatment arms, as well as gastrointestinal events, including nausea, in the exenatide once weekly treatment group.

In December 2009, we announced results from DURATION-5, a head-to-head study comparing exenatide once weekly to BYETTA. After 24 weeks of treatment, patients taking exenatide once weekly experienced a statistically superior reduction in A1C of 1.6 percentage points from baseline, compared to a reduction of 0.9 percentage points for BYETTA. Patients treated with exenatide once weekly achieved a mean A1C of 7.1% compared with a mean A1C of 7.7% in those treated with BYETTA. Both treatment groups achieved statistically significant weight loss by the end of the study, with an average loss of 5.1 pounds for patients taking exenatide once weekly and 3.0 pounds for patients taking BYETTA. These findings are consistent with the results of other studies comparing exenatide once weekly with BYETTA. Consistent with previous DURATION trials, the most frequently reported adverse event in both groups was nausea. There were no major hypoglycemic events. Cases of minor hypoglycemia in both groups were limited to patients using background sulfonylurea therapy.

In the fourth quarter of 2008, we initiated our DURATION-4 superiority trial comparing exenatide once weekly as a stand-alone therapy to metformin, a TZD or a dipeptidyl peptidase type IV (DPP-IV) inhibitor and expect to complete this study in 2010. In early 2010, we also initiated DURATION-6, a superiority trial that will be designed to compare exenatide once weekly with liraglutide and expect to complete this study in 2011.

Given the positive effects on cardiovascular surrogate outcomes observed with exenatide, the encouraging data from the ACCORD trial, which indicates decreased cardiovascular events with BYETTA, and the current regulatory interest in cardiovascular outcomes, we and Lilly have announced that we intend to initiate in 2010, a large cardiovascular outcomes trial with a superiority design that will evaluate the effects of exenatide once weekly on major cardiovascular events, compared to standard of care with traditional antidiabetes medications. This study will give us the opportunity to demonstrate the effect of exenatide once weekly on cardiovascular outcomes and other end points of interest to our stakeholders. We do not believe this study will be a requirement for exenatide once weekly approval. We expect results from this study to be available in 2016.

In May 2009, we and Lilly announced an agreement to develop, manufacture and market exenatide once weekly in a dual chamber cartridge pen configuration. We believe this design will enable patients to mix and administer exenatide once weekly from a pre-filled pen device instead of the syringe and vial currently used in clinical trials and planned as our initial launch configuration. We and Lilly are evaluating the pharmacokinetics, tolerability and safety of an exenatide suspension formulation for once weekly and once monthly dosing that would eliminate the need to reconstitute the product prior to use. We are also evaluating non-invasive formulations of exenatide including transdermal and nasal delivery systems.

Obesity

Obesity is a chronic condition that affects millions of people and is linked to increased health risk of several medical conditions including type 2 diabetes, high blood pressure, heart disease, stroke, osteoarthritis, sleep disorders and several types of cancers. Obesity is also rapidly becoming a major health problem in all industrialized nations and many developing countries. According to NAASO (The Obesity Society), obesity is the second leading cause of preventable death in the United States. It is estimated that 66% of the adult population in the United States is overweight and nearly 60 million adult Americans are considered obese. It is also estimated that the total direct and indirect costs attributed to overweight and obesity health issues exceed $100 billion in the United States each year.

Genetic, metabolic, psychological and environmental factors can all contribute to obesity. Obesity is measured by Body Mass Index, or BMI, a mathematical formula using a person's height and weight.

BMI is calculated by dividing a person's weight in kilograms by the person's height in meters squared. A person with a BMI between 25 and 29.9 is considered overweight. A person with a BMI of 30 or more is considered obese, and a person with a BMI of 40 or more is considered severely obese. Current treatments for obesity include diet, exercise, drug therapy and surgery.

The National Heart, Lung and Blood Institute and the World Health Organization have issued evidence-based guidelines for the identification, evaluation and treatment of obesity. Non-pharmacological treatment modalities (dietary modifications, behavioral interventions and increased physical activity) are considered the cornerstone of clinical obesity management. If lifestyle changes do not promote weight loss after six months, pharmacotherapy is considered helpful for eligible high-risk patients. Only two pharmacological agents are currently approved for the long-term treatment of obesity in the United States. Bariatric surgery is considered an option only for patients with severe obesity and serious co-morbid conditions.

The National Institutes of Health, Surgeon General and FDA recognize a large unmet medical need for safe and efficacious therapies to prevent the debilitating metabolic diseases and mortality associated with obesity.

Integrated Neurohormonal Therapy for Obesity (INTO)

Since 2006, we have been executing an obesity strategy to assess the safety and efficacy of multiple neurohormones used in combination to treat obesity. We refer to this strategy as Integrated Neurohormonal Therapy for Obesity, or INTO. Our INTO strategy is based on combination therapies and as part of this program we are studying combinations of peptide and protein hormones.

Three molecular franchises are the primary focus of our INTO strategy: amylin and, in particular, pramlintide, its synthetic version (a first generation amylinomimetic); leptin, and in particular, metreleptin, its recombinant version, a protein hormone produced from the fat cell that plays a fundamental role in metabolism; and PYY 3-36, and in particular, a second-generation Y-family analog molecule, that is secreted by the gut and provides a satiety signal in the post-meal period.

In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our pipeline, including pramlintide/metreleptin combination therapy, which is a compound currently in phase 2 for the treatment of obesity and discussed in more detail below. The agreement also includes additional compounds from our and Takeda's obesity research programs. We will be responsible for executing development activities for potential products through phase 2 for regulatory approval in the United States. Takeda will lead development activities beyond phase 2 in the United States and all development activities outside the United States.

Pramlintide

Pramlintide plays an important role in our current INTO strategy. Pramlintide has been studied extensively in people with and without diabetes and is the active ingredient in SYMLIN. In February 2006, we reported results from a 16-week Phase 2 dose-ranging study with pramlintide in obese subjects. After completing 16 weeks of treatment with pramlintide in addition to lifestyle intervention, subjects on average experienced an 8.4 to 13.4 pound weight loss from baseline, compared to a 6.2 pound weight loss with placebo plus lifestyle intervention.

Pramlintide was well tolerated and showed progressive weight loss at doses up to 360 mcg. No new safety signals were observed in this study, which included higher doses than those previously studied in obese subjects. There was clear evidence of a dose response for the twice-daily regimens. Consistent with previous observations, the most common adverse effect was mild nausea. Weight loss in subjects who did not experience nausea was similar to that seen in the overall study population. In October 2006, we reported results from a continuation of this study that demonstrated that patients completing 52 weeks of pramlintide therapy experienced a 7-8% mean body weight reduction, depending upon the dose they received, compared to a 1% reduction in patients receiving placebo.

We have conducted clinical studies using pramlintide in combination with leptin and with PYY 3-36. The proof-of-concept pramlintide and metreleptin study, which we discuss below, investigated the synergy of pramlintide and metreleptin found in preclinical studies.

Metreleptin

Metreleptin is the second compound we are studying in connection with our INTO program. Metreleptin is the recombinant form of human leptin, a naturally occurring protein hormone secreted by fat cells. Leptin plays a key role in metabolism through multiple metabolic actions and appears to act primarily at the level of the hypothalamus to regulate food intake and energy expenditure. Leptin's roles in the treatment of obesity and lipodystrophy have been extensively studied, and the lead molecules have a strong safety profile. Humans suffering from lipodystrophy, a disease characterized by loss of body fat and consequent metabolic disorders (insulin resistance, hyperglycemia, and dyslipidemia), are rendered incapable of secreting sufficient amounts of leptin due to the loss of fat cell mass. We plan to file an NDA with the FDA for the treatment of lipodystrophy with leptin in 2010.

In early 2006, we acquired the exclusive rights to the leptin molecular franchise and program (including metreleptin) from Amgen, Inc., or Amgen. Under the terms of the license agreement, we may make potential future payments related to development and regulatory milestones and will pay royalties on any product sales. Our license includes exclusive rights to the leptin intellectual property developed by Amgen as well as intellectual property Amgen originally licensed from Rockefeller University.

PYY 3-36

Y-family agonists (such as PYY 3-36) are a third compound we are studying in connection with our INTO program. We are developing second generation Y-family mimetics that could be more potent and efficacious as drug candidates, but have been utilizing the native form of PYY 3-36 for the investigation of potential treatments of obesity. Independent researchers have reported a reduction in food intake in humans using PYY 3-36. In November 2007, we announced data from a 14-day safety and tolerability Phase 1 clinical trial showing that PYY 3-36 when used in combination with pramlintide was well-tolerated. We also announced that this combination was well-tolerated with dose escalation. We intend to focus our future development of the second generation Y-family mimetic either alone or in combination with a second generation amylinomimetic.

Pramlintide-Metreleptin Combination Product Candidate

In November 2007, we announced results from a 24-week proof-of-concept study with pramlintide and metreleptin combination treatment in overweight or obese subjects. At the end of the study, the combination treatment reduced body weight on average 12.7%, significantly more than treatment with pramlintide alone (8.4%). Subjects treated with pramlintide/metreleptin lost an average of 25 pounds from the beginning of the study compared with an average of 17 pounds for subjects treated with pramlintide alone. Subjects receiving pramlintide/metreleptin continued to lose weight through the end of the study compared to those treated with pramlintide alone, whose weight loss had stabilized towards the end of the study. At the beginning of the study, the average weight of study participants was approximately 205 pounds. Consistent with previous clinical experience with pramlintide/ metreleptin as single agents, the most common side effects seen with combination treatment were injection site adverse events and nausea, which were mostly mild to moderate and transient in nature.

In July 2009, we announced results from a 28-week dose-ranging study of pramlintide/metreleptin combination treatment in overweight and obese patients. This phase 2 study characterized patients who responded best to treatment and also provided important information to inform dose selection. At 28 weeks, evaluable patients with a BMI less than 35 kg/m2 and treated with the highest pramilintide/metreleptin doses experienced significantly more weight loss on average (11% weight loss; 22 pounds) than those receiving placebo (1.8% weight loss; 4 pounds) or either agent alone (approximately 5% weight loss; 10 pounds). Consistent with the physiologic role of leptin in regulating body fat, the weight loss in these patients was predominantly due to a reduction in fat mass (approximately 18 of the 22 pounds lost).

In February 2010, we and Takeda announced that, based on positive results from a 52-week extension of this study, the pramlintide/metreleptin combination treatment for obesity will advance toward phase 3 development. Results from the 52-week extension showed the pramlintide/metreleptin combination met the key target criteria of sustained, double-digit weight loss without evidence of cardiovascular or neuropsychiatric safety signals. Patients treated with placebo during the 52-week extension regained almost all of their weight. Consistent with the results at 28 weeks, the most robust efficacy was seen in patients with a BMI less than 35 kg/m2.

The combination therapy was well tolerated at 52 weeks, and no cardiovascular or neuropsychiatric (such as anxiety or depression) safety signals were observed. Consistent with previous clinical experience, the most common side effects seen at 28 weeks were injection site adverse events and nausea, which were mostly mild or moderate and transient in nature. The occurrence of these side effects was much lower during the extension phase of the study.

Research Activities

A key element of our strategy is to develop first-in-class compounds for treating metabolic diseases. To achieve this goal, we are exploring hormones with multiple mechanisms of action that will potentially lead to products that have utility in treatment of more than one disease with the potential for many product forms. To do so, we take an integrated and biological, rather than a target-driven, approach to research. Our research is centered on peptide hormones that play an important metabolic role, and which we consider more likely to have an acceptable safety profile because these hormones exist naturally in the human body. Our development path begins with identifying a particular peptide and then determining if it is a circulating hormone, a substance that travels through the bloodstream to affect bodily functions. We then attempt to understand the hormone's functionality and potential impact on a disease. Rather than starting with a known biology and targeting molecules to modify, enhance or block it, our scientists are discovering the biology of previously unknown peptides and uncovering utility that could potentially translate into a new human therapy. The conventional development process commonly used in the pharmaceutical industry emphasizes utilizing isolated cells or molecular targets to advance drug discovery. Our approach to research calls for our scientists to quickly move to *in vivo* testing using highly predictive animal models that allow us to design subsequent information-rich clinical trials in humans.

Based on a premise that every peptide hormone has a utility—and a potential therapeutic benefit—we have developed a proprietary and continually growing peptide hormone library we call PHORMOL™. PHORMOL encompasses an extensive panel of potentially valuable biologics that have been taken from nature, including human peptides not previously described. All of these have been synthesized to create a rich source of compounds for ongoing research in their functionality, utility and potential value in treating a range of human diseases.

We are also developing capabilities in delivery system research and development, focused on product presentations that enhance clinical outcomes and patient convenience. Delivery systems are selected on the basis of technical feasibility, regulatory acceptance and market preference. They include injectable sustained-release formulations such as salt complexes, lipids, biodegradable polymer and gel systems, as well as non-injectable systems such as nasal sprays, oral and transdermal systems. We are also using our resources to optimize pharmaceutical properties of peptide drugs to develop new peptide hormone analogs that may be more amenable to alternative forms of delivery.

We currently have approximately 370 full-time employees dedicated to our research and development activities. In the years ended December 31, 2009, 2008 and 2007, we incurred research and development expense of $185.1 million, $222.6 million and $216.3 million, respectively.

Strategic Relationships

Lilly Exenatide Collaboration

We entered into a collaboration agreement with Lilly in 2002 for the global development and commercialization of exenatide, including the twice-daily version, BYETTA, and sustained-release formulations, such as exenatide once weekly. Under the terms of the agreement, Lilly made initial payments to us, and purchased approximately 1.6 million shares of our common stock. In addition, Lilly has made milestone payments to us upon the achievement of development milestones for BYETTA and exenatide once weekly and commercial milestones for BYETTA. Lilly is also obligated to make additional future commercial milestone payments to us of up to $80 million contingent upon the commercial launch of exenatide, including BYETTA in Japan and exenatide once weekly in the U.S., Europe and Japan. Under our co-promotion arrangement with Lilly, the parties use approximately equal efforts to co-promote BYETTA within the United States and have agreed to use approximately equal efforts to co-promote sustained-release formulations of exenatide within the United States. Lilly is responsible for commercialization efforts outside the United States. We share exenatide United States development and commercialization costs with Lilly equally and we pay Lilly 50% of the operating profits from the sale of products in the United States. Our collaboration agreement may be terminated by Lilly at any time on one years' notice.

In late 2006, BYETTA was approved in the EU and, by the end of 2009, was commercially launched in approximately 60 countries worldwide. Lilly will pay us tiered royalties based upon the annual gross margin for all exenatide product sales, including any sustained-release formulations, outside of the United States. Royalty payments for exenatide product sales outside the United States will commence after a one-time cumulative gross margin threshold has been met. Lilly is responsible for 100% of the costs related to development of BYETTA and exenatide once weekly for sale outside of the United States. Lilly is also responsible for 100% of the costs related to commercialization of all exenatide products for sale outside the United States. We record all United States BYETTA product revenues and Lilly records all BYETTA product revenues from outside the United States.

In October 2008, we entered into an Exenatide Once Weekly Supply Agreement with Lilly pursuant to which we will supply commercial quantities of exenatide once weekly for sale in the United States, if approved by the FDA. In addition, if Lilly receives approval to market the product in jurisdictions outside the Unites States, we will be required to manufacture the product intended for commercial sale by Lilly in those jurisdictions. We have also entered into a loan agreement with Lilly pursuant to which Lilly will make a $165 million unsecured line of credit available to us that we can draw upon from time to time, at our option, until June 30, 2011, with maturity no later than June 30, 2014.

In April 2009, we and Lilly amended our collaboration agreement to clarify allocation and reimbursement procedures of certain shared expenses under the agreement. We also agreed to adopt a set of guidelines to govern the working relationship of an integrated medical, development and commercial team for exenatide comprised of Amylin and Lilly employees to be located in San Diego, referred to as Exenatide One.

In May 2009, we and Lilly entered into a cost allocation agreement which amended the exenatide development and commercialization cost-sharing provisions contained in our collaboration agreement. Under the terms of the cost allocation agreement, Lilly will be responsible for 53% of shared exenatide global development and commercialization expenses that generate utility in the United States and outside the United States, including global manufacturing development expenses. We will be responsible for 47% of these expenses. Lilly will also assume 100% of all exenatide development expenses that generate utility predominately outside the United States. Under the previous cost-sharing arrangement, Amylin was responsible for 20% of these expenses. The royalty structure for exenatide revenues generated outside the United States was also modified to reflect Lilly's revised expense burden, with a reduction in Lilly's royalty payments to us. Under the cost allocation agreement, we and Lilly will continue to share equally all exenatide development and commercialization expenses that generate utility predominately in the United States.

In May 2009, we and Lilly entered into a joint supply agreement for an exenatide once weekly pen device. In connection with our collaboration agreement, we and Lilly have agreed to develop a dual chamber cartridge pen configuration for the delivery of exenatide once weekly. The exenatide once weekly pen will be manufactured at our Ohio manufacturing facility. Under the terms of the supply agreement, the initial cost of the capital investment will be allocated 60% to Lilly and 40% to us and the development costs of the pen will be allocated 53% to Lilly and 47% to us.

Takeda Obesity Collaboration

In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our pipeline, including pramlintide/metreleptin combination treatment. The agreement also includes additional compounds from our and Takeda's obesity research programs. Takeda will be responsible for commercializing the products in and outside the United States and will be responsible for all commercialization costs associated with the products.

We received a one-time up-front payment of $75 million from Takeda upon entering into the agreement and we are eligible to receive additional payments upon achieving certain development, commercialization and sales-based milestones. The agreement also provides for future tiered, double-digit royalty payments to us based on global product sales. We will be responsible for executing development activities for potential products through phase 2 for regulatory approval in the United States. Takeda will lead development activities beyond phase 2 in the United States and all development activities outside the United States. Generally, we will be responsible for 20% of the development costs associated with obtaining approval for products in the United States and Takeda will be responsible for 80% of such United States development costs. Takeda will also be responsible for 100% of development costs associated with obtaining approval for products outside the United States.

Early Stage Strategic Collaborations

In addition to Lilly and Takeda, we have established strategic relationships with other companies and we continue to assess additional opportunities for strategic relationships or in-licensing opportunities. For example, we formed a joint venture with PsychoGenics, Inc. called Psylin Neurosciences, Inc., or Psylin, a company focused on the discovery and development of peptide hormones for treatment of psychiatric disorders. In the second quarter of 2009, Psylin announced that it had initiated development of a novel compound for the treatment of depression. In September 2009, we announced that we entered into an exclusive agreement with Biocon, Limited, or Biocon, to jointly develop, manufacture and commercialize a novel peptide therapeutic for the potential treatment of diabetes. We will share development costs with Biocon on a specific program that came from our "Phybrid" technology platform. A Phybrid is a peptide hybrid molecule that combines the pharmacological effects of two peptide hormones into a single molecular entity. Under the terms of the agreement, we will provide expertise in peptide hormone development, particularly in the area of phybrid technology, as well as metabolic disease therapeutics. Biocon will use its expertise in recombinant microbial expression to manufacture the compound and also leverage its experience in preclinical and clinical development of diabetes products.

Sales, Marketing and Distribution

We have built a sales and marketing organization that focuses on healthcare providers, managed healthcare organizations, wholesalers and pharmacies, government purchasers and other third-party payors. Our field organization also includes our managed care organization. Lilly co-promotes BYETTA in the United States.

In May 2009, we announced a new sales approach within the diabetes market and merged our then-existing primary care and specialty sales forces into a single organization that brings a specialty approach to endocrinologists and diabetes-focused primary care physicians. This new sales force, comprised of approximately 390 people, is focused on targeting those doctors that write the majority of prescriptions for branded diabetes therapies. Our field force calls on endocrinologists and other physicians who have large diabetes care practices and other healthcare professionals who support their practices. Members of our sales and marketing team have extensive industry experience from a wide range of large and small companies and have substantial experience in the field of diabetes, as well as in launching and marketing pharmaceutical products.

We utilize common pharmaceutical company practices to market our products. We call on individual physicians and other healthcare professionals and other organizations and individuals involved in the prescribing, purchasing and/or distributing of human medicines. We also provide professional symposia through our extensive medical education programs. Our medical education events are conducted live, via satellite or telephone and through web-based, interactive programs. We will continue to focus on medical education efforts for both BYETTA and SYMLIN through thousands of programs across the United States organized by our medical affairs and external professional education organizations. We train physicians and other healthcare professionals as speakers, so that they can in turn teach their peers about how best to incorporate BYETTA or SYMLIN into their patients' diabetes treatment regimens.

We provide customer service and other related programs for our products, such as disease and product-specific websites, insurance research services, a customer service call center and order, delivery and fulfillment services. We have programs in the United States that provide qualified uninsured and underinsured patients with our products at no charge.

We sell BYETTA and SYMLIN to wholesale distributors who in turn sell to retail pharmacies and government entities. Decisions made by these wholesalers and their customers regarding the levels of inventory they hold, and thus the amount of BYETTA and SYMLIN they purchase, may affect the level of our product sales in any particular period.

Manufacturing

We have selected manufacturers that we believe comply with current Good Manufacturing Practices, or cGMP, and other regulatory standards. Manufactured product is used commercially following established registration procedures and after applicable regulatory approvals have been granted. We have established a quality control and quality assurance program, including a set of standard operating procedures, analytical methods and specifications, designed to ensure that our products and product candidates are manufactured in accordance with applicable regulations. We require that our contract manufacturers adhere to cGMP, except for products and product candidates for toxicology and animal studies, which we require to be manufactured in accordance with current Good Laboratory Practices, or cGLP.

Although some materials for our drug products are currently available from a single-source or a limited number of qualified sources, we attempt to acquire an adequate inventory of such materials, establish alternative sources and/or negotiate long-term supply arrangements. We believe we do not have any significant issues obtaining suppliers; however, we cannot be certain that we will continue to be able to obtain long-term supplies of our manufacturing materials.

BYETTA Manufacturing

We obtain exenatide, the active ingredient contained in BYETTA, from Bachem, Inc., or Bachem, and Mallinckrodt, Inc., or Mallinckrodt, pursuant to agreements with each company. We have agreements with Wockhardt UK (Holdings) Ltd., or Wockhardt, and Baxter Pharmaceutical Solutions LLC, a subsidiary of Baxter, Inc., or Baxter, to supply us the dosage form of exenatide in cartridges. We have an agreement with Lilly to supply pens for delivery of BYETTA in cartridges.

SYMLIN Manufacturing

We obtain pramlintide acetate, the active ingredient contained in SYMLIN, from Bachem and Lonza Ltd., or Lonza, pursuant to agreements with each company. We have a contract with Baxter for the dosage form of SYMLIN in vials. We also have an agreement with Wockhardt for the dosage form of SYMLIN in cartridges. We have an agreement with Ypsomed AG to supply pen components for the delivery of SYMLIN in cartridges. We also have an agreement with Sharp Corporation for the assembly of the SYMLIN pen components and cartridges.

Exenatide Once Weekly Manufacturing

Under the terms of our development and license agreement with Alkermes, we are responsible for manufacturing the dosing formulation of exenatide once weekly for commercial sale and will pay Alkermes milestone payments upon achievement of development milestones and royalties ranging in the mid single digits on sales of exenatide once weekly. To date, we have paid an aggregate of $6 million, and issued warrants to purchase 75,000 shares of our common stock, as development milestone payments to Alkermes under the agreement. If all future milestones are achieved, we may be obligated to pay Alkermes an aggregate of $14 million in additional milestone payments. Alkermes has transferred to us its technology for manufacturing exenatide once weekly and is supplying us with the polymer materials required for the commercial manufacture of exenatide once weekly. The development and license agreement terminates on the later of 10 years from first commercial sale of product under the agreement or the expiration or invalidation of certain Alkermes patents covering such products. In addition, we can terminate the agreement at will upon 180 days written notice to Alkermes, and Alkermes can terminate the agreement pursuant to standard bankruptcy and liquidation provisions. Both parties can terminate the agreement pursuant to uncured material breach of contract terms.

We obtain bulk exenatide, the active ingredient in exenatide once weekly, from Lonza and Mallinckrodt and we obtain pre-filled diluent syringes for exenatide once weekly from Vetter Pharma-Fertigung GmbH & Co. KG pursuant to long-term agreements with each company. We have built and are operating a facility in West Chester, Ohio to manufacture exenatide once weekly. The FDA has inspected this facility for the manufacturing of exenatide once weekly and has made a number of observations which we believe are addressable.

Competition

The biotechnology and pharmaceutical industries are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to the products in our portfolio. A number of our largest competitors, including AstraZeneca, Bristol-Myers Squibb Company, GlaxoSmithKline, Lilly, Merck & Co., Novartis AG, Pfizer, Sanofi-Aventis, Roche and Takeda are pursuing the development of or are marketing pharmaceuticals that target the same diseases that we are targeting, and it is probable that the number of companies seeking to develop products and therapies for the treatment of diabetes, obesity and other metabolic disorders will increase. Recently, Novo Nordisk obtained approval of a GLP-1 receptor agonist to treat type 2 diabetes that it intends to launch this year. Many of these companies and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products noncompetitive or obsolete. For example, all of our current drug products are injectable, and may have to compete with therapies that do not require injection. We cannot be certain that we will be able to compete successfully.

SYMLIN is the only non-insulin-based drug product approved for improving blood glucose control in people with type 1 diabetes. Further, insulin and oral medications are often insufficient for many people with type 2 diabetes to achieve satisfactory glucose and weight control. BYETTA or SYMLIN may be complementary to, or competitive with, these other medications.

BYETTA and SYMLIN must compete with established therapies for market share. In addition, many companies are pursuing the development of novel pharmaceuticals that target diabetes. These companies may develop and introduce products competitive with or superior to BYETTA or SYMLIN. Such competitive products and potential products include:

- sulfonylureas;
- metformin;
- insulins (injectable and inhaled versions);
- TZDs;
- glinides;
- DPP-IV inhibitors;
- incretin mimetics/GLP-1 receptor agonists;
- insulin sensitizers, including PPARs;
- alpha-glucosidase inhibitors; and
- sodium-glucose transporter-2 (SGLT-2) inhibitors.

There is substantial competition in the discovery and development of treatments for obesity, as well as emerging prescription and over-the-counter treatments for this condition. Current treatments for obesity include dietary therapy, physical activity, drug therapy and surgery. Hoffmann-LaRoche and Abbott Laboratories already market oral medicines for the treatment of obesity. Glaxo Smith Kline now markets "over the counter" a former prescription product (orlistat-Alli) for treatment of obesity. In addition, a number of other pharmaceutical companies are developing new potential therapeutics and there have been two recent NDA filings for therapeutic agents to treat obesity.

Patents, Proprietary Rights, and Licenses

We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications, both to refine our own patent strategy and to identify useful licensing opportunities.

We have a number of patents, patent applications and rights to patents related to our compounds, products and technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that pending patent applications will result in issued patents. We have also filed foreign counterparts to many of these issued patents and applications.

We may obtain patents for our compounds many years before we obtain marketing approval for them. Because patents have a limited life, which may begin to run prior to the commercial sale of the related product, the commercial value of the patent may be limited. However, we may be able to apply for patent term extensions to compensate in part for delays in obtaining marketing approval. For example, in the United States a patent term extension of 1,586 days has been granted for SYMLIN, resulting in a patent expiration date of March 16, 2019, and a patent term extension of 1,287 days has been granted for BYETTA, resulting in a patent expiration date of December 1, 2016. Similar patent term extensions may be available for other products that we are developing, but we cannot be certain we will obtain them.

Included within our exenatide patent portfolio are issued patents for:

- pharmaceutical compositions containing exenatide;
- modulating gastric emptying;
- inhibiting glucagon secretion;
- stimulating insulin release; and
- reducing food intake.

These patents expire between 2016 and 2020. We do not have a composition of matter patent for the exenatide molecule.

Included within our pramlintide patent portfolio are issued patents for:

- pramlintide and other amylin agonist analogues invented by our researchers;
- amylin agonist pharmaceutical compositions, including compositions containing pramlintide; and
- methods for treating diabetes and related conditions using amylin agonists.

These patents expire between 2011 and 2019.

Our SYMLIN and BYETTA products are subject to the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, which provides data exclusivity for a certain period of time. Beginning one year before expiration of the data exclusivity period, the Hatch-Waxman Act allows generic manufacturers to file Abbreviated New Drug Applications, or ANDAs, requesting the FDA's approval of generic versions of previously-approved products. For example, generic pharmaceutical manufacturers could file an ANDA for SYMLIN as of March 2009 and for BYETTA as of April 2009. If an ANDA is filed for one of our approved products prior to expiration of the patents covering those products, it could result in our initiating patent infringement litigation to enforce our rights.

With respect to our drug candidates, we have patents and patent applications pending, or have licensed patents and patent applications, relevant to the development and commercialization of such drug candidates. Generally, our policy is to file foreign counterpart applications in countries with significant pharmaceutical markets.

It is important that we do not infringe patents or proprietary rights of others and that we do not violate the agreements that grant proprietary rights to us. If we do infringe patents or violate these agreements, we could be prevented from developing or selling products or from using the processes covered by those patents or agreements, or we could be required to obtain a license from the third party allowing us to use their technology. We cannot be certain that, if required, we could obtain a license to any third-party technology or that we could obtain one at a reasonable cost. If we were not able to obtain a required license, we could be adversely affected. Because patent applications are confidential for at least some period of time, there may be pending patent applications from which patents will eventually issue and prevent us from developing or selling certain products unless we can obtain a license to use the patented technology.

Patents relating to pharmaceutical, biopharmaceutical and biotechnology products, compounds and processes such as those that cover our existing products, compounds and processes and those that we will likely file in the future do not always provide complete or adequate protection. Future litigation or proceedings initiated by the United States Patent and Trademark Office regarding the enforcement or validity of our existing patents or any future patents could invalidate our patents or substantially reduce their protection. In addition, statutory or regulatory changes may adversely affect our ability to obtain protection or enforce our patents. Furthermore, our pending patent applications and patent applications filed by our collaborative partners may not result in the issuance of any patents or may result in patents that do not provide adequate protection. As a result, we may not be able to prevent third parties from developing the same compounds and products that we have developed or are developing. In addition, we do not have patent protection or we may not be able to enforce our patents in certain countries. As a result, manufacturers may be able to sell generic versions of our products in those countries.

We also rely on unpatented trade secrets and improvements, unpatented internal know-how and technological innovation. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements provide that all confidential information developed or made known to an individual during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions made by the individual while employed by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. Under some of our research and development agreements, inventions discovered in certain cases become jointly owned by us and our corporate partner and in other cases become the exclusive property of one of us. It can be difficult to determine who owns a particular invention and disputes could arise regarding those inventions.

Government Regulation

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of pharmaceutical products. All of our potential products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal, state and foreign statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

A number of steps must be taken before a pharmaceutical agent may be marketed in the United States. First, the pharmaceutical agent must undergo preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and activity of the product candidate and its formulations. The results of these studies must be submitted to the FDA as part of an investigational new drug application, or IND, which must be reviewed by the FDA before a proposed clinical trial can begin. Typically, clinical trials involve a three-phase process. In Phase 1, clinical trials are conducted with a small number of healthy volunteers to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism. In Phase 2, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, dosing regimens and expanded evidence of safety. In Phase 3, large-scale, multi-center, adequate and well-controlled comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. The results of the preclinical testing and clinical trials for a pharmaceutical product are then submitted to the FDA in the form of an NDA for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory approval criteria. Once a drug is approved for marketing in the United States, the FDA requires ongoing safety monitoring to ascertain any undiscovered issues related to "real-world" use of the drug. The expanded patient exposure once a drug is introduced to the marketplace can reveal new risks (as well as new benefits) that were not detectable during clinical testing.

Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to cGMP. In complying with cGMP, manufacturers must continue to expend time, money and effort in the area of production, quality control, and quality assurance to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance.

We are also subject to various federal, state, and local laws, regulations and recommendations relating to safe working conditions; laboratory and manufacturing practices; the experimental use of animals; and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research.

The activities required before a pharmaceutical agent may be marketed in the EU are dictated by the International Conference on Harmonization and are generally similar to those established in the United States. Approval of new drugs across the EU relies on either the mutual recognition or decentralized approval procedure of the European Medicines Agency. Under the centralized procedure, the marketing application is referred for review to two review teams, each representing one of the member countries. Each reviewer then forwards an early assessment to the Committee for Medicinal Products for Human Use, or CHMP, for discussion and preparation of an initial consolidated assessment report, including a list of questions requesting clarification as well as additional information. This step initiates a series of dialogues, meetings and other communications among the CHMP, the two review teams and the applicant, leading in turn to clarification, education and refinement of the original assessment reports. Ultimately, a decision is reached to either grant marketing approval or deny the application if it is determined that the application does not satisfy the regulatory approval criteria. The clinical testing, manufacture and sale of pharmaceutical products outside of the United States and the EU are subject to regulatory approvals by other jurisdictions which may be more or less rigorous than those required by the United States or the EU.

Employees

As of December 31, 2009, we had approximately 1,500 full-time employees. A significant number of our management and professional employees have had experience with pharmaceutical, biotechnology or medical product companies. We believe that we have been highly successful in attracting skilled and experienced personnel. None of our employees are covered by collective bargaining agreements and we consider relations with our employees to be good.

Executive Officers

The names of our executive officers and certain information about them as of February 15, 2010 are set forth below:

Name	Age	Position
Daniel M. Bradbury	48	President, Chief Executive Officer and Director
Mark G. Foletta	49	Senior Vice President, Finance and Chief Financial Officer
Mark J. Gergen	47	Senior Vice President, Corporate Development
Orville G. Kolterman, M.D.	62	Senior Vice President, Research and Development
Marcea Bland Lloyd	61	Senior Vice President, Government and Corporate Affairs, and General Counsel
Roger Marchetti	51	Senior Vice President, Human Resources and Information Management
Paul G. Marshall	50	Senior Vice President, Operations
Vincent P. Mihalik	59	Senior Vice President, Sales and Marketing and Chief Commercial Officer
Lloyd A. Rowland	53	Vice President, Governance and Compliance, and Corporate Secretary

Mr. Bradbury has been our Chief Executive Officer since March 2007, serving as President since June 2006 and as Chief Operating Officer since June 2003. He has served as a director since June 2006 and serves on the Finance Committee. He previously served as Executive Vice President from June 2000 until June 2003. He joined Amylin in 1994 and has held officer-level positions in Corporate Development and Marketing during that time. Prior to joining Amylin, Mr. Bradbury spent ten years at SmithKline Beecham Pharmaceuticals, where he held a number of sales and marketing positions. He is a member of the board of directors of Illumina, Inc. He also serves on the RAND Health Board of Advisors and as a board member for PhRMA, BIOCOM, the Keck Graduate Institute's Board of Trustees and the San Diego Regional Economic Development Corporation. Mr. Bradbury is a member of the Royal Pharmaceutical Society of Great Britain and serves on the UCSD Rady School of Management's Advisory Council and the University of Miami's Innovation Corporate Advisory Council. He received a Bachelor of Pharmacy from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education.

Mr. Foletta has served as Senior Vice President, Finance and Chief Financial Officer since March 2006 and he previously served as Vice President, Finance and Chief Financial Officer from March 2000 to March 2006. Mr. Foletta previously served as a Principal of Triton Group Management, Inc. from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief

Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. He is a director of Anadys Pharmaceuticals, Inc. Mr. Foletta received a B.A. in Business Economics from the University of California, Santa Barbara. He is a Certified Public Accountant and a member of the Financial Executives Institute.

Mr. Gergen has served as Senior Vice President, Corporate Development since August 2006 and previously served as Vice President of Business Development from May 2005 to August 2006. Prior to joining us, Mr. Gergen was an independent consultant to biotech and medical technology companies for strategy, financing and corporate development. From 2003 to 2005, Mr. Gergen was Executive Vice President at CardioNet, Inc. He held various positions at Advanced Tissue Sciences, Inc. from 2000 to 2003 most recently as Chief Restructuring Officer and Acting CEO. He also served as Senior Vice President, Chief Financial and Development Officer, and Vice President, Development, General Counsel and Secretary. From 1999 to 2000, Mr. Gergen was employed at Premier, Inc. and from 1994 to 1999 he held various positions with Medtronic, Inc. From 1990 to 1994 he held various legal and corporate development positions at Jostens, Inc. and from 1986 to 1990, he practiced law at various law firms. Mr. Gergen serves on the Board of Directors of a privately held company. Mr. Gergen received a B.A. in Administration from Minot State University and a J.D. from the University of Minnesota Law School.

Dr. Kolterman has served as Senior Vice President, Research and Development since June 2008 and previously served as Senior Vice President, Development from March 2008 to May 2008. He also served as Senior Vice President, Clinical and Regulatory Affairs from August 2005 to March 2008, Senior Vice President, Clinical Affairs from February 1997 to August 2005, Vice President, Medical Affairs from 1993 to 1997, and Director, Medical Affairs from 1992 to 1993. From 1983 to 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center, at the University of California, San Diego Medical Center. Since 1989, he has been Adjunct Professor of Medicine at the University of California, San Diego. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the Diabetes Control and Complications Trial Study Group and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman received his M.D. from Stanford University School of Medicine.

Ms. Lloyd has served as our Senior Vice President, Government & Corporate Affairs and General Counsel since June 2008 and Senior Vice President, Legal and Corporate Affairs, and General Counsel since February 2007. Prior to joining us, Ms. Lloyd served as Group Senior Vice President, Chief Administrative Officer, General Counsel and Secretary of VHA Inc. from November 2004 to February 2007. Previously, she served as VHA's General Counsel and Secretary from May 1999 to November 2004. From 1993 to April 1999, Ms. Lloyd was Vice President and Assistant General Counsel of Medtronic Inc. and served as Medtronic's Assistant General Counsel from 1991 to 1993. From 1978 to 1991, Ms. Lloyd held various legal positions with Medtronic. Prior to joining Medtronic, Ms. Lloyd served as counsel to Pillsbury Company and Montgomery Ward & Co. and she taught Business Law at the University of Minnesota Business School. Ms. Lloyd is immediate past Chairperson of the Executive Leadership Foundation, a member of the board of directors for California Healthcare Institute and is an associate of the Women Business Leaders of the United States Health Care Industry Foundation. She received a B.S./B.A. from Knox College and a J.D. from Northwestern University.

Mr. Marchetti has served as our Senior Vice President, Human Resources and Information Management since July 2007 and previously served as Senior Vice President, Human Resources and Corporate Services from October 2005 to July 2007. Prior to joining us, he served as Vice President, Human Resources for Guidant Corporation from July 2002 to October 2005. Prior to this role, he served as Vice President, Finance and Information Systems, Guidant Europe, Middle East, Africa, and Canada, since the beginning of 2001. From 1999 through 2000, he served as Vice President, Human

Resources for Guidant's Vascular Intervention group, and served as Guidant's Corporate Controller and Chief Accounting Officer from 1994 to 1999. He joined Eli Lilly and Company's Medical Devices and Diagnostics division in 1988. In 1992, he became Financial Manager of Lilly's pharmaceutical manufacturing operations in Indianapolis. From 1980 to 1986, he was with Touche Ross & Co. (currently Deloitte). He received a B.S. from LaSalle University in Philadelphia and his M.B.A. from the Ross School of Business at the University of Michigan. He is a Certified Public Accountant.

Mr. Marshall has served as Senior Vice President, Operations since December 2008. He previously served as Vice President Operations from December 2006 to December 2008. Prior to joining us, he was Vice President of Corporate Manufacturing at Amgen, Inc. From 2002 to 2005, Mr. Marshall served as President of Manufacturing at Recombinant Proteins at the Bioscience Division of Baxter International. From 1999 to 2002, he was Site Head of the Baxter International Thousand Oaks facility. He joined Creative BioMolecules in 1992, first as Head of Process Development and Clinical Manufacturing and then as Head of Operations. From 1988 to 1992, Mr. Marshall held various management positions with Welgen Manufacturing Partnership (now Amgen, Rhode Island), Repligen Corporation and Damon Biotech. Mr. Marshall received a B.S. and an M.S. in Biology from the University of Massachusetts at Dartmouth and completed three years of post-graduate work concentrating in hematology and coagulation research at Brown University.

Mr. Mihalik has served as Senior Vice President, Sales and Marketing and Chief Commercial Officer since January 2009. Mr. Mihalik has over 30 years of experience across multiple commercial roles. Before joining us, Mr. Mihalik served as Vice President of Global Brand Development Diabetes and Endocrine Platform Team Leader for Lilly since 2004. Previously, he was Business Unit Head of Diabetes Care for Lilly U.S. from 2001 to 2004. From 1990 to 2001 he served in various senior management positions at other healthcare companies including Senior Vice President and General Manager for Lab Systems and Molecular Biochemical at Roche Diagnostics Corporation, President, Diabetes Care North America at Boehringer Mannheim Group and President, Scientific Products Biomedical and General Manager, Pandex Diagnostic Research and Development Center for Baxter Healthcare Inc. He has a B.S. degree in Biology from The Pennsylvania State University and completed the Northwestern University Masters in Management-Executive Program.

Mr. Rowland has served as our Vice President, Governance and Compliance, Secretary, and Chief Compliance Officer since February 2007. He previously served as our Vice President, Legal, Secretary and General Counsel from September 2001 to February 2007. Prior to joining us, Mr. Rowland served in various positions at Alliance Pharmaceutical Corp., including as Vice President, General Counsel and Secretary, beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

Item 1A. ***Risk Factors***

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

Except for the historical information contained herein or incorporated by reference, this annual report on Form 10-K and the information incorporated by reference contains forward-looking statements that involve risks and uncertainties. These statements include projections about our accounting and finances, plans and objectives for the future, future operating and economic performance and other statements regarding future performance. These statements are not guarantees of future performance or events. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to differences in our actual results include those discussed in the following section, as well as those discussed in Part II, Item 7 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this annual report on Form 10-K and in any other documents incorporated by reference into this report. You should consider carefully the following risk factors, together with all of the other information included or incorporated in this annual report on Form 10-K. Each of these risk factors, either alone or taken together, could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. There may be additional risks that we do not presently know of or that we currently believe are immaterial which could also impair our business and financial position.

We have a history of operating losses, anticipate future losses and may never become profitable.

We have experienced significant operating losses since our inception in 1987, including losses of $186.2 million in 2009, $321.9 million in 2008 and $216.5 million in 2007. As of December 31, 2009, we had an accumulated deficit of approximately $1.9 billion. The extent of our future losses and the timing of potential profitability are uncertain, and we may never achieve profitable operations. We have been engaged in discovering and developing drugs since inception, which has required, and will continue to require, significant research and development expenditures. We derived substantially all of our revenues prior to 2005 from development funding, fees and milestone payments under collaborative agreements and from interest income. BYETTA and SYMLIN may not be as commercially successful as we expect and we may not succeed in commercializing any of our other drug candidates. We may incur substantial operating losses for at least the next few years. These losses, among other things, have had and will have an adverse effect on our stockholders' equity and working capital. Even if we become profitable, we may not remain profitable.

We began selling, marketing and distributing our first products, BYETTA and SYMLIN, in 2005 and we will depend heavily on the success of those products and, if approved, exenatide once weekly, in the marketplace.

Prior to the launch of BYETTA and SYMLIN in 2005, we had never sold or marketed our own products. Our ability to generate product revenue for the next few years will depend solely on the success of these products and, if approved, exenatide once weekly. The ability of BYETTA, SYMLIN and, if approved, exenatide once weekly to generate revenue at the levels we expect will depend on many factors, including the following:

- the ability of patients in the current uncertain economic climate to be able to afford our medications or obtain health care coverage that covers our products;
- our ability to obtain approval for exenatide once weekly and the timing of the commercial launch of exenatide once weekly, if approved;
- acceptance of and ongoing satisfaction with these first-in-class medicines in the United States and foreign markets by the medical community, patients receiving therapy and third party payers;

- a satisfactory efficacy and safety profile as demonstrated in a broad patient population;
- successfully expanding and sustaining manufacturing capacity to meet demand;
- safety concerns in the marketplace for diabetes therapies;
- the competitive landscape for approved and developing therapies that will compete with the products; and
- our ability to expand the indications for which we can market the products.

If we encounter safety issues with BYETTA or SYMLIN or any other drugs we market or fail to comply with extensive continuing regulations enforced by domestic and foreign regulatory authorities, it could cause us to discontinue marketing those drugs, reduce our revenues and harm our ability to generate future revenues, which would negatively impact our financial position.

BYETTA and SYMLIN, in addition to any other of our drug candidates that may be approved by the FDA, will be subject to continual review by the FDA, and we cannot assure you that newly discovered or developed safety issues will not arise. With the use of any of our marketed drugs by a wide patient population, serious adverse events may occur from time to time that initially do not appear to relate to the drug itself, and only if the specific event occurs with some regularity over a period of time does the drug become suspect as having a causal relationship to the adverse event. Some patients taking BYETTA have reported developing pancreatitis. We are working to better understand the relationship between BYETTA and pancreatitis described in some spontaneously reported cases. In keeping with our focus on patient safety, we continue to pursue our drug safety program that includes thorough investigation of individual spontaneous case reports along with clinical and epidemiologic studies. Within the detection limits of an initial epidemiology study which we provided to the FDA, we have not observed an increased incidence of pancreatitis associated with BYETTA compared to other treatments for diabetes and thus believe a definite causal relationship between BYETTA and pancreatitis has not been proved. Any safety issues could cause us to suspend or cease marketing of our approved products, cause us to modify how we market our approved products, subject us to substantial liabilities, and adversely affect our revenues and financial condition.

Moreover, the marketing of our approved products will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including adverse event reporting requirements and the FDA's general prohibition against promoting products for unapproved uses. The manufacturing facilities for our approved products are also subject to continual review and periodic inspection and approval of manufacturing modifications. Manufacturing facilities that manufacture drug products for the United States market, whether they are located inside or outside the United States, are subject to biennial inspections by the FDA and must comply with the FDA's current good manufacturing practice, or cGMP, regulations. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions, any unanticipated changes in existing regulatory requirements or the adoption of new requirements, or any safety issues that arise with any approved products, could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue our business.

The manufacturers of our products and drug candidates also are subject to numerous federal, state, local and foreign laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. In the future, our manufacturers may incur significant costs to comply with those laws and regulations, which could increase our manufacturing costs and reduce our ability to operate profitably.

We currently do not manufacture our own drug products or some of our drug candidates and may not be able to obtain adequate supplies, which could cause delays, subject us to product shortages, or reduce product sales.

The manufacturing of sufficient quantities of newly-approved drug products and drug candidates is a time-consuming and complex process. We currently have no manufacturing capabilities for our two marketed drug products. In order to successfully commercialize our products, including BYETTA and SYMLIN, and continue to develop our drug candidates, including exenatide once weekly, we rely on various third parties to provide the necessary manufacturing.

There are a limited number of manufacturers that operate under the FDA's cGMP regulations capable of manufacturing for us. In addition, there are a limited number of bulk drug substance suppliers, cartridge manufacturers and disposable pen manufacturers. If we are not able to arrange for and maintain third-party manufacturing on commercially reasonable terms, or we lose one of our sole source suppliers used for our existing products or for some components of our manufacturing processes for our products or drug candidates, we may not be able to market our products or complete development of our drug candidates on a timely basis, if at all.

Reliance on third-party suppliers limits our ability to control certain aspects of the manufacturing process and therefore exposes us to a variety of significant risks, including, but not limited to, risks to our ability to commercialize our products or conduct clinical trials, risks of reliance on the third-party for regulatory compliance and quality assurance, third-party refusal to supply on a long-term basis, or at all, the possibility of breach of the manufacturing agreement by the third-party and the possibility of termination or non-renewal of the agreement by the third-party, based on its business priorities, at a time that is costly or inconvenient for us. In addition, reliance on single-source suppliers subjects us to the risk of price increases by these suppliers which could negatively impact our operating margins. If any of these risks occur, our product supply will be interrupted resulting in lost or delayed revenues and delayed clinical trials. Our reliance on third-party manufacturers for the production of our two commercial products is described in more detail below.

We rely on Bachem and Mallinckrodt to manufacture our long-term commercial supply of bulk exenatide, the active ingredient in BYETTA. In addition, we rely on single-source manufacturers for some of our raw materials used by Bachem and Mallinckrodt to produce bulk exenatide. We also rely on Wockhardt and Baxter to manufacture the dosage form of BYETTA in cartridges. We are further dependent upon Lilly to supply pens for delivery of BYETTA in cartridges.

We rely on Bachem and Lonza to manufacture our commercial supply of bulk pramlintide acetate, the active ingredient contained in SYMLIN. In addition, we rely on Baxter to manufacture the dosage form of SYMLIN in vials. We rely on Wockhardt for the dosage form of SYMLIN in cartridges and Ypsomed AG to manufacture the components for the SYMLIN disposable pen. We also rely on Sharp Corporation for the assembly of the SYMLIN pen.

If any of our existing or future manufacturers cease to manufacture or are otherwise unable to timely deliver sufficient quantities of BYETTA or SYMLIN, in either bulk or dosage form, or other product components, including pens for the delivery of these products, it could disrupt our ability to market our products, subject us to product shortages, reduce product sales and/or reduce our profit margins. Any delay or disruption in the manufacturing of bulk product, the dosage form of our products or other product components, including pens for delivery of our products, could also harm our reputation in the medical and patient communities. In addition, we may need to engage additional manufacturers so that we will be able to continue our commercialization and development efforts for these products or drug candidates. The cost and time to establish these new manufacturing facilities would be substantial.

Our manufacturers have produced BYETTA and SYMLIN for commercial use for approximately five years, however, unforeseeable risks related to environmental, economic, technical or other issues may be encountered as we, together with our manufacturers, continue to develop familiarity and experience with regard to manufacturing our products. Furthermore, we and the other manufacturers used for our drug candidates may not be able to produce supplies in commercial quantities if our drug candidates are approved. While we believe that business relations between us and our manufacturers are generally good, we cannot predict whether any of the manufacturers that we may use will meet our requirements for quality, quantity or timeliness for the manufacture of bulk exenatide or pramlintide acetate, dosage form of BYETTA or SYMLIN, or pens. Therefore, we may not be able to obtain necessary supplies of products with acceptable quality, on acceptable terms or in sufficient quantities, if at all. Our dependence on third parties for the manufacture of products may also reduce our gross profit margins and our ability to develop and deliver products in a timely manner.

In order to manufacture exenatide once weekly on a commercial scale we must complete final validation of the manufacturing process and obtain approval for our manufacturing facility from the FDA. We have never established, validated, and operated a manufacturing facility and cannot assure you that we will be able to successfully establish or operate such a facility in a timely or economical manner, or at all. The FDA has inspected our manufacturing facility and has made a number of observations which we believe are addressable. However, we cannot be assured that these observations will be adequately addressed in a timely manner or at all. Although we are working diligently to qualify the commercial-scale manufacturing process at this facility, we cannot be assured that we will be able to demonstrate comparability of product manufactured at development scale and product manufactured at commercial scale. If we are unable to demonstrate comparability of product, we may not be able to commercially launch exenatide once weekly in a timely manner or at all. In addition, we are dependent on Alkermes to supply us with commercial quantities of the polymer required to manufacture exenatide once weekly. We also will need to obtain sufficient supplies of diluent, solvents, devices, packaging and other components necessary for commercial manufacture of exenatide once weekly. If exenatide once weekly is approved, we will be dependent upon Mallinckrodt and Lonza to manufacture our long-term commercial supply of bulk exenatide, the active ingredient in exenatide once weekly, and upon single suppliers to produce components for packaging exenatide once weekly.

Our ability to generate revenues will be diminished if we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payers.

The continuing efforts of government, private health insurers and other third-party payers to contain or reduce the costs of health care through various means, including efforts to increase the amount of patient co-pay obligations, may limit our commercial opportunity. In the United States, there are a number of health care reform proposals under consideration by the Federal government and we expect that there will continue to be a number of federal and state proposals to implement government control over the pricing of prescription pharmaceuticals. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the rate of adoption and pricing of pharmaceutical products.

Significant uncertainty exists as to the reimbursement status of health care products. Third-party payers, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payers increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for BYETTA and/or SYMLIN or any other products we discover and develop. If government and other third-party payers do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced.

Competition in the biotechnology and pharmaceutical industries may result in competing products, superior marketing of other products and lower revenues or profits for us.

There are many companies that are seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of our largest competitors, including AstraZeneca, Bristol-Myers Squibb, GlaxoSmithKline, Lilly, Merck & Co., Novartis, Novo Nordisk, Pfizer, Sanofi-Aventis, Roche and Takeda, are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting, and it is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes, obesity and other metabolic disorders will increase. Many of our competitors have substantially greater financial, technical, sales force, human and other resources than we do and may be better equipped to develop, manufacture and market technologically superior products. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for superior products. Furthermore, now that we have received FDA approval for BYETTA and SYMLIN, we may also be competing against other companies with respect to our manufacturing and product distribution efficiency and sales and marketing capabilities, areas in which we have limited or no experience as an organization.

Our target patient population for BYETTA includes people with diabetes who have not achieved adequate glycemic control with diet and exercise or by using metformin, sulfonylurea and/or a TZD, three common oral therapies for type 2 diabetes. Our target population for SYMLIN includes people with either type 2 or type 1 diabetes whose therapy includes multiple mealtime insulin injections daily. Other products are currently in development or exist in the market that may compete directly with the products that we are developing or marketing. Various other products are available or in development to treat type 2 diabetes, including:

- sulfonylureas;
- metformin;
- insulins, including injectable and inhaled versions;
- TZDs;
- glinides;
- DPP-IV inhibitors;
- incretin/GLP-1 receptor agonists;
- PPARs; and
- alpha-glucosidase inhibitors.

In addition, several companies are developing various approaches, including alternative delivery methods, to improve treatments for type 1 and type 2 diabetes. We cannot predict whether our products will have sufficient advantages to cause health care professionals to adopt them over other products or that our products will offer an economically feasible alternative to other products. Our products could become obsolete before we recover expenses incurred in developing these products.

Delays in the conduct or completion of our clinical trials, the analysis of the data from our clinical trials or our manufacturing scale-up activities may result in delays in our planned filings for regulatory approvals of our products, and may adversely affect our ability to enter into new collaborative arrangements.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical studies that will cause us to delay or suspend our ongoing and planned clinical studies, delay the analysis of data from our completed or ongoing clinical studies or perform additional clinical studies prior to receiving necessary regulatory approvals. We also cannot predict whether we will encounter delays or an inability to create manufacturing processes for drug candidates that allow us to produce drug product in sufficient quantities to be economical, otherwise known as manufacturing scale-up.

If the results of our ongoing or planned clinical studies for our drug candidates are not available when we expect or if we encounter any delay in the analysis of data from our clinical studies or if we encounter delays in our ability to scale-up our manufacturing processes:

- we may be unable to complete our development programs for exenatide once weekly or our obesity clinical trials;
- we may have to delay or terminate our planned filings for regulatory approval;
- we may not have the financial resources to continue research and development of any of our drug candidates; and
- we may not be able to enter into, if we chose to do so, any additional collaborative arrangements.

Any of the following could delay the completion of our ongoing and planned clinical studies:

- ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;
- delays in enrolling volunteers;
- lower than anticipated retention rate of volunteers in a clinical trial;
- negative results of clinical studies;
- insufficient supply or deficient quality of drug candidate materials or other materials necessary for the performance of clinical trials;
- our inability to reach agreement with Lilly regarding the scope, design, conduct or costs of clinical trials with respect to BYETTA, exenatide once weekly, nasal exenatide or transdermal exenatide; or
- serious side effects experienced by study participants relating to a drug candidate.

We are substantially dependent on our collaboration with Lilly for the development and commercialization of BYETTA and dependent on Lilly and Alkermes for the development of exenatide once weekly.

We have entered into a collaborative arrangement with Lilly, who currently markets diabetes therapies and is developing additional diabetes drug candidates, to commercialize BYETTA and further develop sustained-release formulations of BYETTA, including exenatide once weekly. We entered into this collaboration in order to:

- fund some of our research and development activities;
- assist us in seeking and obtaining regulatory approvals; and
- assist us in the successful commercialization of BYETTA and exenatide once weekly.

In general, we cannot control the amount and timing of resources that Lilly may devote to our collaboration. If Lilly fails to assist in the further development of exenatide once weekly or the commercialization of BYETTA, or if Lilly's efforts are not effective, our business may be negatively affected. We are relying on Lilly to obtain regulatory approvals for and successfully commercialize BYETTA and exenatide once weekly outside the United States. Our collaboration with Lilly may not continue or result in additional successfully commercialized drugs. Lilly can terminate our collaboration at any time upon twelve months' notice. If Lilly ceased funding and/or developing and commercializing BYETTA or exenatide once weekly, we would have to seek additional sources for funding and may have to delay, reduce or eliminate one or more of our commercialization and development programs for these compounds. If Lilly does not successfully commercialize BYETTA outside the United States, we may receive limited or no revenues from them. In addition, we are dependent on Alkermes to successfully develop and transfer to us its technology for manufacturing exenatide once weekly. If Alkermes' technology is not successfully developed to effectively deliver exenatide in a sustained release formulation, or Alkermes does not devote sufficient resources to the collaboration, our efforts to develop sustained release formulations of exenatide could be delayed or curtailed.

If our patents are determined to be unenforceable or if we are unable to obtain new patents based on current patent applications or for future inventions, we may not be able to prevent others from using our intellectual property. If we are unable to obtain licenses to third party patent rights for required technologies, we could be adversely affected.

We own or hold exclusive rights to many issued United States patents and pending United States patent applications related to the development and commercialization of exenatide, including BYETTA and exenatide once weekly, SYMLIN and our other drug candidates. These patents and applications cover composition-of-matter, medical indications, methods of use, formulations and other inventive results. We have issued and pending applications for formulations of BYETTA and exenatide once weekly, but we do not have a composition-of-matter patent covering exenatide. We also own or hold exclusive rights to various foreign patent applications that correspond to issued United States patents or pending United States patent applications.

Our success will depend in part on our ability to obtain patent protection for our products and drug candidates and technologies both in the United States and other countries. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Alternatively, a third party may successfully challenge or circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. For example, our SYMLIN and BYETTA products are subject to the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the "Hatch-Waxman Act," which provides data exclusivity for a certain period of time. Beginning one year before expiration of the data exclusivity period, the Hatch-Waxman Act allows generic manufacturers to file Abbreviated New Drug Applications, or ANDAs, requesting the FDA's approval of generic versions of previously-approved products. For example, generic pharmaceutical manufacturers could file an ANDA for SYMLIN as of March 2009 and for BYETTA as of April 2009. If an ANDA is filed for one of our approved products prior to expiration of the patents covering those products, it could result in our initiating patent infringement litigation to enforce our rights. We can provide no assurances that we would prevail in such an action or in any challenge related to our patent rights.

In addition, because patent applications in the United States are maintained, in general, in secrecy for 18 months after the filing of the applications, and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be sure that the inventors of subject matter covered by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. Third parties have filed, and in the future are likely to file, patent applications on inventions similar to ours. From time-to-time we have participated in, and in the future are likely to participate in, interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in a loss of our patent position. We have also participated in, and in the future are likely to participate in, opposition proceedings against our patents in other jurisdictions, such as Europe and Australia. Furthermore, we may not have identified all United States and foreign patents that pose a risk of infringement.

We also rely upon licensing opportunities for some of our technologies. We cannot be certain that we will not lose our rights to certain patented technologies under existing licenses or that we will be able to obtain a license to any required third-party technology. If we lose our licensed technology rights or if we are not able to obtain a required license, we could be adversely affected.

We may be unable to obtain regulatory clearance to market our drug candidates, including exenatide once weekly, in the United States or foreign countries on a timely basis, or at all.

Our drug candidates, including exenatide once weekly, are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time-consuming, uncertain and subject to unanticipated delays. Regulatory authorities may refuse to approve an application for approval of a drug candidate if they believe that applicable regulatory criteria are not satisfied. Regulatory authorities may also require additional testing for safety and efficacy. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution, and expanded or additional indications for approved drugs may not be approved, which could limit our revenues. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval. Unexpected changes to the FDA or foreign regulatory approval process could also delay or prevent the approval of our drug candidates.

The data collected from our clinical trials may not be sufficient to support approval of our drug candidates or additional or expanded indications by the FDA or any foreign regulatory authorities. Biotechnology stock prices have declined significantly in certain instances where companies have failed to meet expectations with respect to FDA approval or the timing for FDA approval. If the FDA's or any foreign regulatory authority's response is delayed or not favorable for any of our drug candidates, including exenatide once weekly, our stock price could decline significantly.

Moreover, manufacturing facilities operated by us or by the third-party manufacturers with whom we may contract to manufacture our unapproved drug candidates may not pass an FDA or other regulatory authority preapproval inspection. Any failure or delay in obtaining these approvals could prohibit or delay us or any of our business partners from marketing these drug candidates.

Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for our drug candidates, the FDA and foreign regulatory authorities may not ultimately approve our drug candidates for commercial sale in any jurisdiction. If our drug candidates are not approved, our ability to generate revenues may be limited and our business will be adversely affected.

Litigation regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties and preventing others from infringing our patents. Challenges by pharmaceutical companies against the patents of competitors are common. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. As a result, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Third parties may challenge, in courts or through patent office proceedings, or infringe upon, existing or future patents. In the event that a third party challenges a patent, a court or patent office may invalidate the patent or determine that the patent is not enforceable. Proceedings involving our patents or patent applications or those of others could result in adverse decisions about:

- the patentability of our inventions, products and drug candidates; and/or
- the enforceability, validity or scope of protection offered by our patents.

The manufacture, use or sale of any of our products or drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to successfully defend an infringement action or have infringing patents declared invalid, we may:

- incur substantial monetary damages;
- encounter significant delays in bringing our drug candidates to market; and/or
- be precluded from participating in the manufacture, use or sale of our products or drug candidates or methods of treatment requiring licenses.

We are subject to "fraud and abuse" and similar laws and regulations, and a failure to comply with such regulations or prevail in any litigation related to noncompliance could harm our business.

Upon approval of BYETTA and SYMLIN by the FDA, we became subject to various health care "fraud and abuse" laws, such as the Federal False Claims Act, the federal anti-kickback statute and other state and federal laws and regulations. Pharmaceutical companies have faced lawsuits and investigations pertaining to violations of these laws and regulations. We cannot guarantee that measures that we have taken to prevent such violations, including our corporate compliance program, will protect us from future violations, lawsuits or investigations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Our financial results will fluctuate, and these fluctuations may cause our stock price to fall.

Forecasting future revenues is difficult, especially since we launched our first products in 2005 and the level of market acceptance of these products may change rapidly. In addition, our customer base is highly concentrated with four customers accounting for most of our net product sales. Fluctuations in the buying patterns of these customers, which may result from seasonality, wholesaler buying decisions or other factors outside of our control, could significantly affect the level of our net sales on a period to period basis. As a result, it is reasonably likely that our financial results will fluctuate to an extent that may not meet with market expectations and that also may adversely affect our stock price. There are a number of other factors that could cause our financial results to fluctuate unexpectedly, including:

- product sales;
- cost of product sales;
- achievement and timing of research and development milestones;
- collaboration revenues;
- cost and timing of clinical trials, regulatory approvals and product launches;
- marketing and other expenses;
- manufacturing or supply issues; and
- potential acquisitions of businesses and technologies and our ability to successfully integrate any such acquisitions into our existing business.

We may require additional financing in the future, which may not be available to us on favorable terms, or at all.

We intend to use our available cash for:

- Commercialization of BYETTA and SYMLIN and, if approved, the launch and commercialization of exenatide once weekly;
- Establishment of additional manufacturing sources, including our Ohio manufacturing facility;
- Development of exenatide once weekly and other pipeline candidates;
- Executing our INTO strategy;
- Our other research and development activities;
- Other operating expenses;
- Potential acquisitions or investments in complementary technologies or businesses; and
- Other general corporate purposes.

We may also be required to use our cash to pay principal and interest on outstanding debt, including a term loan with a current balance of approximately $93.8 million due in 2010, referred to as the Term Loan, and $775 million in outstanding principal amount of convertible senior notes, of which $200 million is due in 2011, referred to as the 2004 Notes, and $575 million is due in 2014, referred to as the 2007 Notes.

If we require additional financing in the future, we cannot assure you that it will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our debt and equity securities offerings, there can be no assurance that we will be able to so in the future, especially given the current adverse economic and credit conditions.

Our investments in marketable debt securities are subject to credit and market risks that may adversely affect their fair value.

We maintain a portfolio of investments in marketable debt securities which are recorded at fair value. Although we have established investment guidelines relative to diversification and maturity with the objective of maintaining safety of principal and liquidity, credit rating agencies may reduce the credit rating of our individual holdings which could adversely affect their value. Lower credit quality and other market events, such as increases in interest rates, and further deterioration in the credit markets may have an adverse effect on the fair value of our investment holdings and cash position.

Our business has a substantial risk of product liability claims, and insurance may not be adequate to cover these claims.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. On March 4, 2009, the Supreme Court held in *Wyeth v. Levine* that federal law does not preempt state product liability claims involving pharmaceuticals. We are currently involved in fifty-three product liability cases which have been brought by individuals who have used BYETTA and generally seek compensatory and punitive damages for alleged injuries, consisting primarily of pancreatitis, and in a few cases wrongful death. We have also been notified of other claims of individuals who have not filed suit. Product liability claims could result in the imposition of substantial defense costs and liability on us, a recall of products, or a change in the indications for which they may be used. We currently have limited product liability insurance coverage. We cannot assure you that our insurance will provide adequate coverage against potential liabilities.

Our ability to enter into and maintain third-party relationships is important to our successful development and commercialization of BYETTA, SYMLIN and our other drug candidates and to our potential profitability.

With respect to sales, marketing and distribution outside the United States, we will be substantially dependent on Lilly for activities relating to BYETTA and sustained-release formulations of BYETTA, including exenatide once weekly. We believe that we will likely need to enter into marketing and distribution arrangements with third parties for, or find a corporate partner who can provide support for, the development and commercialization of SYMLIN or our other drug candidates outside the United States. We may also enter into arrangements with third parties for the commercialization of SYMLIN or any of our other drug candidates within the United States.

With respect to BYETTA and, if approved, exenatide once weekly, Lilly is co-promoting within the United States. If Lilly ceased commercializing BYETTA or, if approved, exenatide once weekly, for any reason, we would likely need to either enter into a marketing and distribution arrangement with a third party for those products or significantly increase our internal sales and commercialization infrastructure.

With respect to our obesity product candidates, we will generally be dependent upon Takeda for development activities beyond phase 2 for approval in the United States and all development activities outside the United States. We will also be dependent upon Takeda for commercializing approved products that result from our co-development activities, if any, in and outside the United States. If Takeda were to terminate our collaboration with them, we would likely need to find a third party collaborator to continue developing our obesity program, which we may be unable to do.

We may not be able to enter into marketing and distribution arrangements or find a corporate partner for SYMLIN or our other drug candidates as we deem necessary. If we are not able to enter into a marketing or distribution arrangement or find a corporate partner who can provide support for commercialization of our drug candidates as we deem necessary, we may not be able to successfully perform these marketing or distribution activities. Moreover, any new marketer or distributor or corporate partner for our drug candidates, including Lilly and Takeda, with whom we choose to contract may not establish adequate sales and distribution capabilities or gain market acceptance for our products, if any.

We have a significant amount of indebtedness. We may not be able to make payments on our indebtedness, and we may incur additional indebtedness in the future, which could adversely affect our operations.

In April 2004, we issued $200 million of the 2004 Notes and in June 2007, we issued $575 million of the 2007 Notes. In December 2007, we entered into the $125 million Term Loan, of which $93.8 million is currently outstanding and due in 2010. Our ability to make payments on our debt, including the 2004 and 2007 Notes and the Term Loan, will depend on our future operating performance and ability to generate cash and may also depend on our ability to obtain additional debt or equity financing. During four of the last five years, our operating cash flows were negative and insufficient to cover our fixed costs. We may need to use our cash to pay principal and interest on our debt, thereby reducing the funds available to fund our research and development programs, strategic initiatives and working capital requirements. Our ability to generate sufficient operating cash flow to service our indebtedness, including the 2004 and 2007 Notes and the Term Loan, and fund our operating requirements will depend on our ability, alone or with others, to successfully develop, manufacture, obtain required regulatory approvals for and market our drug candidates, as well as other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control. Our debt service obligations increase our vulnerabilities to competitive pressures because many of our competitors are less leveraged than we are. If we are unable to generate sufficient operating cash flow to service our indebtedness and fund our operating requirements, we may be forced to reduce or defer our development programs, sell assets or seek additional debt or equity financing, which may not be available to us on satisfactory terms or at all. Our level of indebtedness may make us more vulnerable to economic or industry downturns. If we incur new indebtedness, the risks relating to our business and our ability to service our indebtedness will intensify.

We may be required to redeem our convertible senior notes upon a designated event or repay the Term Loan upon an event of default.

Holders of the 2004 and 2007 Notes may require us to redeem all or any portion of their notes upon the occurrence of certain designated events which generally involve a change in control of our company. The lenders under the Term Loan may require us to repay outstanding principal and accrued interest due under the Term Loan upon the occurrence of an event of default, which could include, among other things, nonpayment of principle and interest, violation of covenants and a change in control. We may not have sufficient cash funds to redeem the 2004 and 2007 Notes upon a designated event or repay the Term Loan upon an event of default. We may elect, subject to certain conditions, to pay the redemption price for the 2004 Notes in our common stock or a combination of cash and our common stock. We may be unable to satisfy the requisite conditions to enable us to pay some or all of the redemption price for the 2004 Notes in our common stock. If we are prohibited from redeeming the 2004 or 2007 Notes, we could seek consent from our lenders to redeem the 2004 or 2007 notes. If we are unable to obtain their consent, we could attempt to refinance the 2004 or 2007 Notes. If we were unable to obtain a consent or refinance, we would be prohibited from redeeming the 2004 or 2007 Notes. If we were unable to redeem the 2004 or 2007 Notes upon a designated event, it would result in an event of default under the indentures governing the 2004 or 2007 Notes. An event of default under the indentures could result in a further event of default under our other then-existing debt, including the Term Loan. In addition, the occurrence of a designated event may be an event of default under our other debt. Further, an event of default under the Term Loan could result in an event of default under the indentures governing the 2004 or 2007 Notes.

If our research and development programs fail to result in additional drug candidates, the growth of our business could be impaired.

Certain of our research and development programs for drug candidates are at an early stage and will require significant research, development, preclinical and clinical testing, manufacturing scale-up activities, regulatory approval and/or commitments of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional drug candidates that could generate additional revenues for us.

Our future success depends on our chief executive officer, and other key executives and our ability to attract, retain and motivate qualified personnel.

We are highly dependent on our chief executive officer, and the other principal members of our executive and scientific teams. The unexpected loss of the services of any of these persons might impede the achievement of our research, development and commercialization objectives. Recruiting and retaining qualified sales, marketing, regulatory, scientific and other personnel and consultants will also be critical to our success. We may not be able to attract and retain these personnel and consultants on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies. We do not maintain "key person" insurance on any of our employees.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements with our corporate partners, employees, consultants, manufacturers, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information.

Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Our research and development activities and planned manufacturing activities involve the use of hazardous materials, which subject us to regulation, related costs and delays and potential liabilities.

Our research and development and our planned manufacturing activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our research and development safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In addition, as part of the development of our planned manufacturing activities, we will need to develop additional safety procedures for the handling and disposing of hazardous materials. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate any of these laws or regulations.

We are exposed to potential risks from legislation requiring companies to evaluate internal control over financial reporting.

The Sarbanes-Oxley Act requires that we report annually on the effectiveness of our internal control over financial reporting. Among other things, we must perform systems and processes evaluation and testing. We must also conduct an assessment of our internal control to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In connection with our Section 404 compliance efforts, we have incurred or expended, and expect to continue to incur or expend, substantial accounting and other expenses and significant management time and resources. We have implemented certain remediation activities resulting from our ongoing assessment of internal control over financial reporting. Our future assessment, or the future assessments by our independent registered public accounting firm, may reveal material weaknesses in our internal control. If material weaknesses are identified in the future we would be required to conclude that our internal control over financial reporting is ineffective and we could be subject to sanctions or investigations by the Securities and Exchange Commission, the NASDAQ Stock Market or other regulatory authorities, which would require additional financial and management resources and could adversely affect the market price of our common stock.

We have implemented anti-takeover provisions that could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and as a result our management may become entrenched and hard to replace.

Provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

- allowing our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;
- allowing our board of directors to issue, without stockholder approval, up to 5.5 million shares of preferred stock with terms set by the board of directors;
- limiting the ability of holders of our outstanding common stock to call a special meeting of our stockholders; and
- preventing stockholders from taking actions by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

Each of these provisions, as well as selected provisions of Delaware law, could discourage potential takeover attempts, could adversely affect the trading price of our securities and could cause our management to become entrenched and hard to replace. In addition to provisions in our charter documents and under Delaware law, an acquisition of our company could be made more difficult by our employee benefits plans and our employee change in control severance plan, under which, in connection with a change in control and termination of employment, stock options held by our employees may become vested and our officers may receive severance benefits. We also have implemented a stockholder rights plan, also called a poison pill, which could make it uneconomical for a third party to acquire us on a hostile basis.

Our executive officers, directors and major stockholders control approximately 48% of our common stock.

As of December 31, 2009, executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, owned or controlled approximately 48% of our outstanding common stock. As a result, these stockholders are able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Substantial future sales of our common stock by us or our existing stockholders or the conversion of our convertible senior notes to common stock could cause the trading price of our common stock to fall.

Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the trading price of our common stock to drop. Likewise, the issuance of shares of common stock upon conversion of our convertible notes or redemption of our convertible notes upon a designated event, or upon additional convertible debt or equity financings or other share issuances by us, including shares issued in connection with potential future strategic alliances, could adversely affect the trading price of our common stock. Our convertible notes are currently convertible into a total of up to 15.2 million shares. In addition, the existence of these notes may encourage short selling of our common stock by market participants.

Significant volatility in the market price for our common stock could expose us to litigation risk.

The market prices for securities of biopharmaceutical and biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the quarterly operating performance of these biopharmaceutical and biotechnology companies. Since January 1, 2008, the high and low sales price of our common stock varied significantly, as shown in the following table:

	High	Low
Year ending December 31, 2010		
First Quarter (through February 16, 2010)	$19.99	$14.13
Year ending December 31, 2009		
Fourth Quarter	$15.63	$11.01
Third Quarter	$15.69	$11.73
Second Quarter	$14.30	$ 8.56
First Quarter	$14.13	$ 7.89
Year ended December 31, 2008		
Fourth Quarter	$20.47	$ 5.50
Third Quarter	$35.00	$18.55
Second Quarter	$33.22	$25.30
First Quarter	$37.38	$23.75

Given the uncertainty of our future funding, whether BYETTA and SYMLIN will meet our expectations, and the regulatory approval of our other drug candidates, we may continue to experience volatility in our stock price for the foreseeable future. In addition, the following factors may significantly affect the market price of our common stock:

- our financial results and/or fluctuations in our financial results;
- safety issues with BYETTA, SYMLIN or our product candidates;
- clinical study results;
- determinations by regulatory authorities with respect to our drug candidates, including exenatide once weekly;
- our ability to validate our Ohio manufacturing facility and the commercial manufacturing process for exenatide once weekly;
- developments in our relationships with current or future collaborative partners;
- our ability to successfully execute our commercialization strategies;

- developments in our relationships with third-party manufacturers of our products and other parties who provide services to us;
- technological innovations or new commercial therapeutic products by us or our competitors;
- developments in patent or other proprietary rights; and
- governmental policy or regulation, including with respect to pricing and reimbursement.

Broad market and industry factors also may materially adversely affect the market price of our common stock, regardless of our actual operating performance. Periods of volatility in the market price of our common stock expose us to securities class-action litigation, and we may be the target of such litigation as a result of market price volatility in the future.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our primary administrative offices and research laboratories are located in San Diego, California. As of December 31, 2009, we had leases for approximately 647,000 square feet of office and laboratory space. Our leases on a majority of these properties expire between 2015 and 2019. We have also entered into short-term leases and other agreements for small offices in Beachwood, Ohio, Laguna Niguel, California and Washington, D.C.

Our wholly-owned subsidiary, Amylin Ohio LLC, owns two buildings and 44.4 acres of land in West Chester, Ohio. The buildings, once built out for the manufacture of exenatide once weekly, will have approximately 565,000 square feet of manufacturing and office space.

Item 3. *Legal Proceedings*

From time to time in the ordinary course of business, we become involved in various lawsuits, claims and proceedings relating to the conduct of our business, including those pertaining to product liability, patent infringement and employment claims. Since August 2008, we and Lilly have been named as defendants in 55 separate product liability cases involving approximately 340 plaintiffs in various courts in the United States. These cases have been brought by individuals who allege they have used BYETTA. They generally seek compensatory and punitive damages for alleged injuries, consisting primarily of pancreatitis, and in some cases, wrongful death. Most of the cases are pending in California state court, where the Judicial Council has granted our petition for a "coordinated proceeding" for all California state court cases alleging harm allegedly as a result of BYETTA use. We also have received notice from plaintiff's counsel of additional claims by individuals who have not filed suit. While we cannot reasonably predict the outcome of any lawsuit, claim or proceeding, we and Lilly intend to vigorously defend these matters. However, if we are unsuccessful in our defense, these matters could result in a material adverse impact to our financial position and results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on The NASDAQ Global Market under the symbol "AMLN." The following table sets forth, for the periods indicated, the reported high and low sales price per share of our common stock on The NASDAQ Global Market:

	High	Low
Year Ended December 31, 2009		
Fourth Quarter	$15.63	$11.01
Third Quarter	$15.69	$11.73
Second Quarter	$14.30	$ 8.56
First Quarter	$14.13	$ 7.89
Year Ended December 31, 2008		
Fourth Quarter	$20.47	$ 5.50
Third Quarter	$35.00	$18.55
Second Quarter	$33.22	$25.30
First Quarter	$37.38	$23.75

The last reported sale price of our common stock on The NASDAQ Global Market on February 16, 2010 was $18.15. As of February 16, 2010, there were approximately 605 shareholders of record of our common stock.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding operations and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

For information concerning prior stockholder approval of and other matters relating to our equity incentive plans, see "Equity Compensation Plan Information" under Item 12 in this annual report on Form 10-K.

PERFORMANCE MEASUREMENT COMPARISON

The material in this section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Amylin under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The following graph compares total stockholder returns of Amylin for the past five years to two indices: the NASDAQ CRSP Total Return Index for the NASDAQ Stock Market (U.S. companies), or the NASDAQ-US, and the NASDAQ Pharmaceutical Index, or the NASDAQ-Pharmaceutical. The total return for our common stock and for each index assumes the reinvestment of dividends, although dividends have never been declared on our common stock, and is based on the returns of the component companies weighted according to their capitalizations as of the end of each monthly period. The NASDAQ-US tracks the aggregate price performance of equity securities of U.S. companies traded on the NASDAQ National Market System, or the NMS. The NASDAQ-Pharmaceutical tracks the aggregate price performance of equity securities of pharmaceutical companies traded on the NMS.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Amylin Pharmaceuticals, Inc., The NASDAQ Composite Index
And The NASDAQ Pharmaceutical Index


$250
$200
$150
$100
$50
$0
12/04
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9/05
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6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
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Amylin Pharmaceuticals, Inc.
NASDAQ Composite
NASDAQ Pharmaceutical

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. *Selected Financial Data*

Please read the following selected financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this annual report on Form 10-K.

	Years Ended December 31				
	2009	2008	2007	2006	2005
	(in thousands, except for per share amounts)				
Consolidated Statements of Operations Data:					
Net product sales	$ 753,993	$ 765,342	$ 701,450	$ 474,038	$ 86,713
Revenues under collaborative agreements(1)	4,426	4,286	19,286	4,286	39,285
Total revenues	758,419	769,628	720,736	478,324	125,998
Costs and expenses:					
Cost of goods sold	82,999	91,596	65,457	50,073	14,784
Selling, general and administrative(3)	343,864	395,112	390,982	281,950	171,520
Research and development(1)(4)	185,062	222,614	216,339	189,502	117,652
Collaborative profit-sharing	302,861	302,600	290,934	194,191	31,359
Restructuring(5)	16,980	54,926	—	—	—
Total costs and expenses	931,766	1,066,848	963,712	715,716	335,315
Make-whole payment on debt redemption	—	—	—	(7,875)	—
Net interest and other (expense) income(2)	(11,532)	(9,778)	26,490	26,411	2,485
Loss on impairment of investments	(1,377)	(14,943)	—	—	—
Net loss	(186,256)	(321,941)	(216,486)	(218,856)	(206,832)
Net loss per share—basic and diluted	$ (1.32)	$ (2.35)	$ (1.63)	$ (1.78)	$ (1.96)
Shares used in calculating net loss per share—basic and diluted	140,702	137,006	132,621	122,647	105,532
Consolidated Balance Sheets Data:					
Cash, cash equivalents and short-term investments	$ 667,769	$ 816,838	$ 1,130,415	$ 767,331	$ 443,423
Working capital	$ 541,313	$ 722,290	$ 1,049,024	$ 702,930	$ 415,134
Total assets	$ 1,726,419	$ 1,727,053	$ 1,774,430	$ 1,060,386	$ 566,962
Long-term obligations, excluding current portion(2)	$ 938,516	$ 893,998	$ 759,388	$ 221,208	$ 399,112
Accumulated deficit(2)	$(1,947,867)	$(1,761,611)	$(1,439,670)	$(1,223,184)	$(1,004,328)
Total stockholders' equity(2)	$ 422,534	$ 519,277	$ 727,757	$ 635,291	$ 69,264

(1) The selected financial data presented herein have been revised to conform to the current presentation with regard to our change in method of accounting for reimbursed research and development costs under collaborative arrangements, as described in Note 1-Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements presented beginning with page F-6. Accordingly, previously reported revenues under collaborative arrangements and research and development expense have been reduced by $70.5 million, $60.3 million, $32.5 million and $14.5 million for each of the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

(2) Adjusted for the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (see Note 1 of the Notes to Consolidated Financial Statements). Specifically, net interest and other income (expense) and accumulated deficit for the years ended December 31, 2008 and 2007 have been increased by $6.5 million and $5.4 million, respectively; long-term obligations, excluding current portion for the years ended December 31, 2008 and 2007 was reduced by $154.0 million and $174.7 million, respectively and total stockholders' equity was increased by $168.4 million and $174.9 million for the years ended December 31, 2008 and 2007, respectively.

(3) Selling, general and administrative expenses for the years ended December 31, 2009, 2008, 2007 and 2006 include approximately $28.4 million, $34.0 million, $35.4 million and $29.0 million, respectively, of employee stock-based compensation expense under the fair value method of accounting for stock-based compensation arrangements.

(4) Research and development expenses for the years ended December 31, 2009, 2008, 2007 and 2006 include approximately $15.4 million, $21.1 million, $23.6 million and $22.9 million, respectively, of employee stock-based compensation expense under the fair value method of accounting for stock-based compensation arrangements.

(5) Restructuring charge for the years ended December 31, 2009 and 2008 included $0 and $0.8 million of employee stock-based compensation expense under the fair value method of accounting for stock-based compensation arrangements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a biopharmaceutical company committed to improving the lives of people with diabetes, obesity and other diseases through the discovery, development and commercialization of innovative medicines. We are marketing two first-in-class medicines to treat diabetes, BYETTA and SYMLIN and we are currently seeking approval for exenatide once weekly, an investigational sustained-release medication for type 2 diabetes that is administered only once a week.

In 2009, we executed on key opportunities for the company including:

- gaining approval for an expanded indication of BYETTA as a first-line, stand alone medication (monotherapy) along with diet and exercise;
- finalized BYETTA label updates;
- submitted an NDA, for exenatide once weekly and executed our DURATION clinical program designed to demonstrate superiority of exenatide once weekly compared to other diabetes medications;
- completed two obesity clinical trials and entered into a collaboration to develop obesity therapies with Takeda; and
- improved our operating results and believe we are on track to achieve our stated goal of becoming operating cash flow positive on a sustainable basis by the end of 2010 and achieving operating profitability by the end of 2011.

BYETTA is the first approved medicine in a class of compounds called GLP-1 receptor agonists. In October 2009, the FDA approved an expanded indication to include BYETTA as a first-line, stand-alone medication (monotherapy) along with diet and exercise to improve glycemic control in adults with type 2 diabetes and changes to the BYETTA label to incorporate updated safety language. Previously BYETTA was approved as an adjunctive therapy to improve glycemic control in patients with type 2 diabetes who have not achieved adequate glycemic control by using metformin, a sulfonylurea and/or a TZD, three common oral therapies for type 2 diabetes. We believe the expanded monotherapy indication and label update present new opportunities for the BYETTA brand. Net product sales of BYETTA were $667.6 million in 2009, $678.5 million in 2008 and $636.0 million in 2007.

We have an agreement with Lilly for the global development and commercialization of exenatide. This agreement includes BYETTA and other formulations of exenatide such as exenatide once weekly. Under the terms of the agreement, operating profits from products sold in the United States are shared equally between Lilly and us, and Lilly will pay us royalties for product sales outside of the United States. Lilly has primary responsibility for developing and commercializing BYETTA outside of the United States, including any sustained release formulations of exenatide such as exenatide once weekly. By the end of 2009, BYETTA was commercially launched in approximately 60 countries worldwide.

SYMLIN is the first and only approved medicine in a class of compounds called amylinomimetics. It is approved as an adjunctive therapy to improve glycemic control in patients with either type 2 or type 1 diabetes who is treated with mealtime insulin but who have not achieved adequate glycemic control. We own 100% of the global rights to SYMLIN and in 2010 we plan to explore partnering SYMLIN outside of the United States. Net product sales of SYMLIN were $86.4 million in 2009, $86.8 million in 2008 and $65.5 million in 2007.

We have a field force of approximately 390 people dedicated to marketing BYETTA and SYMLIN in the United States. Our field force includes our specialty sales force and our managed care organization. Lilly co-promotes BYETTA in the United States. In May 2009, we announced a restructuring of our sales force, a new sales approach within the diabetes market and merged our then-existing primary care and specialty sales forces into a single organization that brings a specialty approach to endocrinologists and diabetes-focused primary care physicians. This new sales force is focused on targeting those doctors that write the majority of prescriptions for branded diabetes therapies. The restructuring of our sales force reduced our total number of sales representatives by approximately 200.

In addition to our marketed products, we are working with Lilly and Alkermes to develop exenatide once weekly. In May 2009, we announced that we submitted an NDA for exenatide once weekly to the FDA. The FDA filed the NDA submission in July 2009 and the application has a ten-month review period. Clinical components of the NDA included results from our DURATION-1 study which tested the superiority of exenatide once weekly as compared to BYETTA and a meta-analysis across controlled clinical studies of three months or greater from the BYETTA database which showed no increased risk of cardiovascular events associated with exenatide use. Components of the NDA submission supporting product manufacturing included analyses of data from patients in our ongoing extension of the DURATION-1 study who used exenatide once weekly produced at our Ohio manufacturing facility to demonstrate comparability of the intended commercial product with that used during development. The FDA conducted a pre-approval inspection of this facility and has made a number of observations which we believe are addressable.

In March 2009 and July 2009, we announced positive results from DURATION-2 and DURATION-3, respectively, the second and third in a series of six such studies designed to test the superiority of exenatide once weekly compared to other diabetes therapies. In DURATION-2, exenatide once weekly demonstrated superior glucose control with weight loss and no increase in hypoglycemia compared to maximum doses of sitagliptin or pioglitazone. In DURATION-3, exenatide once weekly demonstrated superior glucose control with weight loss and with less hypoglycemia compared to insulin glargine. In December 2009, we announced results from DURATION-5, a head-to-head study comparing exenatide once weekly to BYETTA. In DURATION-5, patients taking exenatide once weekly experienced a statistically superior reduction in A1C compared to BYETTA.

In 2010, we will continue to focus on building a superior profile for exenatide once weekly by conducting additional clinical trials that will compare exenatide once weekly against competing products. For example, we expect to report results from our DURATION-4 study in 2010 comparing exenatide once weekly with metformin, sitagliptin or pioglitazone and we have initiated DURATION-6 comparing exenatide once weekly with liraglutide. In addition, we initiated our EXSCEL study in the first quarter of 2010, to demonstrate exenatide once weekly's effect on cardiovascular endpoints. We plan to continue making strategic investments in the exenatide franchise including the development of an exenatide once weekly pen delivery system, an exenatide suspension formulation and potential noninvasive delivery systems including transdermal and nasal.

Our long-term growth strategy is focused on making prudent investment decisions based on strong clinical data to advance our obesity program and includes our Integrated Neurohormonal Treatment of Obesity, or INTO, strategy. In October 2009, we entered into a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications. The agreement includes products to be developed from our product pipeline, including pramlintide/metreleptin, which are compounds currently in phase 2 development for the treatment of obesity. We recently announced results of a 52-week phase 2 study of this compound and, based on those results, we and Takeda plan to advance pramlintide/metreleptin toward phase 3 development.

We maintain an active discovery research program focused on novel peptide and protein therapeutics. We have also entered into a number of strategic alliances and business initiatives that support our expansion into new therapeutic areas.

Since our inception in September 1987, we have devoted substantially all of our resources to our research and development programs and, more recently, to the commercialization of our products. All of our revenues prior to May 2005 were derived from milestones and amortization of up-front payments under our exenatide collaboration agreement with Lilly, previous SYMLIN collaborative agreements, and previous co-promotion agreements. During the second quarter of 2005, we began to derive revenues from product sales of BYETTA and SYMLIN. At December 31, 2009, our accumulated deficit was approximately $1.9 billion.

At December 31, 2009, we had $667.8 million in cash, cash equivalents and short-term investments. Additionally we have $165 million available to us pursuant to a credit facility with Lilly. Although we have yet to consistently generate positive operating cash flows, we intend to improve our operating results and reduce our use of cash for operating activities in order to achieve our goal to be operating cash flow positive on a sustainable basis by the end of 2010 and to achieve operating profitability by the end of 2011. Refer to the discussions under the headings "*Liquidity and Capital Resources*" below and "*Cautionary Factors That May Affect Future Results*" in Part I, Item 1A for further discussion regarding our anticipated future capital requirements.

Recent Developments

Diabetes

BYETTA

- Received approval in October 2009 for the expanded indication of BYETTA injection as a first-line, stand-alone treatment (monotherapy) for type 2 diabetes.
- Announced results from a meta-analysis of CV events that showed no increased risk of CV events associated with BYETTA injection use compared to a pooled comparator group treated with either placebo or insulin.

Exenatide Once Weekly

- Announced results from the first head-to-head comparative effectiveness study, DURATION-2, that demonstrated exenatide once weekly provided superior glucose control, with weight loss, compared to maximum doses of Januvia or Actos(R) (pioglitazone).
- Submitted an NDA for exenatide once weekly. The application was accepted for review by the FDA in early July 2009 and the application has a ten-month review period.
- Announced results from a second head-to-head comparative effectiveness study, DURATION-3, that demonstrated exenatide once weekly provided superior glucose control over Lantus (insulin glargine) injection. Treatment with exenatide once weekly also led to statistically significant improvements in body weight, with reduced incidence of confirmed hypoglycemia.
- Signed a joint supply agreement with Lilly to develop a pen device for exenatide weekly that will enable patients to mix and administer the medicine in a pre-filled pen device, instead of the syringe and vial currently used in clinical trials.
- Communicated positive results from the DURATION-5 study that showed exenatide once weekly provided superior glucose control compared to BYETTA.

SYMLIN

- Presented data that showed the use of mealtime SYMLIN improved glucose control, treatment satisfaction and quality of life for patients with type 2 diabetes.

Obesity programs

- Announced a worldwide exclusive license, development and commercialization agreement with Takeda to co-develop and commercialize pharmaceutical products for the treatment of obesity and related indications.

Financial and Operational

- Merged Amylin's existing primary care and specialty sales forces into a single organization that will bring a specialty approach to endocrinologists and diabetes-focused primary care physicians, ultimately improving the quality and frequency of our interactions with core prescribers.
- Significantly improved operating results compared to 2009 and remain on track to achieve our stated goal of sustainable positive operating cash flows by the end of 2010 and operating profitability by the end of 2011.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, stock-based compensation, inventory costs, research and development expenses and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the significant judgments and estimates used in the preparation of our consolidated financial statements (see Note 1 to our consolidated financial statements on page F-6).

Revenue Recognition

We recognize revenue from the sale of our products, license fees and milestones earned.

Net Product Sales

We sell BYETTA and SYMLIN primarily to wholesale distributors, who in turn, sell to retail pharmacies and government entities. Decisions made by these wholesalers and their customers regarding the levels of inventory they hold, and thus the amount of BYETTA and SYMLIN they purchase, may materially affect the level of our product sales in any particular period. We recognize revenue from the sale of our products when delivery has occurred, title has transferred to the customer, the selling price is fixed or determinable, collectability is reasonably assured and we have no further obligations. We record product sales net of allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts and prescription vouchers. We are required to make significant judgments and estimates in determining some of these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future.

Product Returns

We do not offer our wholesale customers a general right of return. However, we will accept returns of products that are damaged or defective when received by the wholesale customer or for any unopened product during the period beginning six months prior to and up to 12 months subsequent to its expiration date. Product returned is generally not resalable as our products require refrigeration. We refund the sales price for product returns in cash or credit to our customers. We estimate product returns based on our historical returns experience and record an allowance for estimated returns at the time of sale. Additionally, we consider several other factors in our estimation process including our internal sales forecasts, the expiration dates of product shipped and third party data to assist us in monitoring estimated channel inventory levels and prescription trends. Actual returns could exceed our historical experience and our estimates of expected future returns due to factors such as wholesaler and retailer stocking patterns and inventory levels and/or competitive changes. To date actual returns have not differed materially from our estimates.

Rebates and Wholesaler Chargebacks

Allowances for rebates include mandated discounts under the Medicaid Drug Rebate Program and contracted discounts with commercial payors. Rebates are amounts owed after the final dispensing of the product by a pharmacy to a benefit plan participant and are based upon contractual agreements or legal requirements with private sector and public sector (e.g. Medicaid) benefit providers. The allowance for rebates is based on contractual discount rates, expected utilization under each contract and our estimate of the amount of inventory in the distribution channel that will become subject to such rebates. Our estimates for expected utilization for rebates are based on historical rebate claims and to a lesser extent third party market research data. Rebates are generally invoiced and paid quarterly in arrears so that our accrual consists of an estimate of the amount expected to be incurred for the current quarter's activity, plus an accrual for prior quarters' unpaid rebates and an accrual for inventory in the distribution channel.

We recorded an allowance related to the Department of Defense's (DOD) Tricare Retail Pharmacy program pursuant to a final rule that was issued in March 2009 and became effective on May 26, 2009. The final rule clarified the DOD's interpretation of the National Defense Authorization Act of 2008, or NDAA, signed into law on January 28, 2008. The final rule changed the process by which rebate obligations for the Tricare Retail Pharmacy program are created such that a contractual agreement is no longer required and that obligation to pay such rebates emanates from the NDAA itself.

Wholesaler chargebacks are discounts that occur when contracted customers purchase directly from an intermediary wholesale purchaser. Contracted customers, which currently consist primarily of Federal government entities purchasing off the Federal Supply Schedule, generally purchase the product at its contracted price, plus a mark-up from the wholesaler. The wholesaler, in-turn, charges back to us the difference between the price initially paid by the wholesaler and the contracted price paid to the wholesaler by the customer. The allowance for wholesaler chargebacks is based on expected utilization of these programs and reported wholesaler inventory levels. Actual rebates and wholesaler chargebacks could exceed historical experience and our estimates of future participation in these programs. To date, actual rebate claims and wholesaler chargebacks have not differed materially from our estimates.

Wholesaler Discounts

Wholesaler discounts consist of prompt payment discounts and distribution service fees. We offer all of our wholesale customers a 2% prompt-pay discount within the first 30 days after the date of the invoice. Distribution service fees arise from contractual agreements with certain of our wholesale customers for distribution services they provide to us and are generally a fixed percentage of their purchases of our products in a given period. Prompt payment discounts and distribution service fees are recorded as a reduction to gross sales in the period the sales occur. The allowance for wholesaler discounts is based upon actual data of product sales to wholesale customers and not on estimates.

Prescription Vouchers

Prescription vouchers result in amounts owed to pharmacies that have redeemed vouchers for a free prescription. We provide prescription vouchers to physicians, who in turn distribute them to patients. Patients may redeem a voucher at a pharmacy for a free prescription. We reimburse the pharmacy for the price it paid the wholesaler for the medicine and record this reimbursement as a reduction to gross sales. The allowance for prescription vouchers is based on the number of unredeemed vouchers in circulation, and the estimated utilization rate. The estimated utilization rate is based on our historical utilization rates experience with prescription vouchers. The allowance for prescription vouchers could exceed historical experience and our estimates of future utilization rates. To date, actual prescription voucher utilization has not differed materially from our estimates.

Revenues under collaborative agreements

Revenues under collaborative agreements consist of the amortization of product and technology license fees and milestone payments earned. Upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for substantive milestones are recognized upon achievement of the milestone. Any amounts received prior to satisfying our revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets.

Valuation of Stock-Based Compensation

We account for stock-based compensation to employees in accordance with the fair value method of accounting for stock-based compensation arrangements which requires us to expense the estimated fair value of non-cash, stock-based payments to employees.

We estimate the fair value of stock-based payments to employees using the Black-Scholes model. This estimate is affected by our stock price as well as assumptions regarding a number of inputs that require us to make significant estimates and judgments. These inputs include the expected volatility of our stock price, the expected term of employee stock options, the risk-free interest rate, expected dividends and expected forfeiture rate.

We estimate volatility based upon the historical volatility of our common stock for a period corresponding to the expected term of our employee stock options and the implied volatility of market-traded options on our common stock with various maturities between six months and two years. The determination to use implied volatility in addition to historical volatility was based upon the availability of data related to actively traded options on our common stock and our assessment that the addition of implied volatility is more representative of future stock price trends than historical volatility alone.

The expected life of our employee stock options represents the weighted-average period of time that options granted are expected to be outstanding in consideration of historical exercise patterns and the assumption that all outstanding options will be exercised at the mid-point of the then current date and their maximum contractual term.

The risk-free interest rates are based on the yield curve of United States Treasury strip securities in effect at the time of grant for periods corresponding with the expected life of our employee stock options. We have never paid dividends and do not anticipate doing so for the foreseeable future.

Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our stock-based payments to employees.

Stock-based compensation expense recognized is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. We estimate forfeitures based upon historical forfeiture rates, and will adjust our estimate of forfeitures if actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative adjustment in the period of the change and will also impact the amount of stock-based compensation expense in future periods.

If factors underlying the above assumptions change in future periods, the associated estimated non-cash, stock-based compensation expense that we record may differ significantly from what we have recorded in the current period.

Research and Development Expenses

Research and development costs are expensed as incurred and include: salaries, benefits, bonus, stock-based compensation, license fees, milestone payments due under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead and facilities costs. Reimbursed research and development costs under collaborative arrangements are recorded as a reduction to research and development expenses and are recognized in the period in which the related costs are incurred. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. We accrue the costs of services rendered in connection with third-party contractor activities based on our estimate of management fees, site management and monitoring costs and data management costs. Differences between actual clinical trial costs from estimated clinical trial costs have historically not been material and are adjusted for in the period in which they become known.

Income Taxes

We have net deferred tax assets relating primarily to net operating loss carryforwards and research and development tax credit carryforwards. Subject to certain limitations, these deferred tax assets may be used to offset taxable income in future periods. Since we have been unprofitable since inception and the likelihood of future profitability is not assured, we have established a valuation allowance for most of these net deferred tax assets in our consolidated balance sheets at December 31, 2009 and 2008. If we determine that we are able to realize a portion or all of these deferred tax assets in the future, we will record an adjustment to increase their recorded value and a corresponding adjustment to increase income or additional paid in capital, as appropriate, in that same period.

We recognize the impact of a tax position in our financial statements only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. We provide estimates for unrecognized tax benefits which relate primarily to issues common among corporations in our industry. We apply a variety of methodologies in making these estimates which include advice from industry and subject experts, evaluation of public actions taken by the Internal Revenue Service and other taxing authorities, as well as our own industry experience. If our estimates are not representative of actual outcomes, our results could be materially impacted.

Inventories and Related Reserves

Inventories consist of raw materials, work-in-process and finished goods for SYMLIN and BYETTA. We maintain inventory reserves primarily for production failures and potential product expiration. The manufacturing processes for our products are complex. Deviations in the manufacturing process may result in production failures and additional inventory reserves. Obsolete inventory due to expiration may also result in additional inventory reserves. In estimating inventory obsolescence reserves, we analyze the shelf life, expiration dates and internal sales forecasts, each on a product-by-product basis. We expense costs relating to the purchase and production of pre-approval inventories as research and development expense in the period incurred until such time as we believe future commercialization is probable and future economic benefit is expected to be recognized. There were no pre-approval inventories capitalized as of December 31, 2009 or 2008.

Convertible Senior Notes

During 2009, we adopted new authoritative guidance that significantly impacts the accounting for our convertible senior notes issued in June 2007 by requiring us to account separately for the liability and equity components of the notes. The liability component is measured so the effective interest expense associated with the notes reflects the issuer's borrowing rate at the date of issuance for similar debt instruments without the conversion feature. The difference between the cash proceeds associated with the notes and this estimated fair value is recorded as a debt discount and amortized to interest expense over the life of the notes.

Determining the fair value of the liability component requires the use of accounting estimates and assumptions. These estimates and assumptions are judgmental in nature and could have a significant impact on the determination of the liability component and, in effect, the associated interest expense. According to the guidance, the carrying amount of the liability component is determined by measuring the fair value of a similar liability that does not have an associated equity component. If no similar liabilities exist, estimates of fair value are primarily determined using assumptions that market participants would use in pricing the liability component, including market interest rates, credit standing, yield curves and volatilities.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, refer to the section titled "***Recently Issued Accounting Standards***" within Note 1. ***Summary of Significant Accounting Policies*** to our Consolidated Financial Statements.

Results of Operations

Net Product Sales

Net product sales for the years ended December 31, 2009, 2008 and 2007 were $754.0 million, $765.3 million and $701.5 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers.

The following table provides information regarding net product sales (in millions):

	Year ended December 31,		
	2009	2008	2007
BYETTA	$667.6	$678.5	$636.0
SYMLIN	86.4	86.8	65.5
	$754.0	$765.3	$701.5

The decrease in net product sales for BYETTA for the year ended December 31, 2009 as compared to the same period in 2008 primarily reflects decreased prescription demand following an August 2008 FDA update on a prior alert referencing pancreatitis and an allowance for rebates related to the U.S. Department of Defense's (DOD) Tricare Retail Pharmacy Program discussed below. These decreases are partially offset by higher prices in the year ended December 31, 2009 compared to the same period in 2008.

The slight decrease in net product sales for SYMLIN for the year ended December 31, 2009 compared to the same period in 2008 primarily reflects higher prices offset by a reserve for the DOD's Tricare Retail Pharmacy program discussed below, and a reduction in prescription demand.

We recorded an allowance related to the DOD's Tricare Retail Pharmacy program pursuant to a final rule that was issued in March 2009, and became effective May 26, 2009. The final rule clarified the DOD's interpretation of the national Defense Authorization Act of 2008, or NDAA, signed into law on January 28, 2008. The final rule changed the process by which rebate obligations for the Tricare Retail Pharmacy program are created such that a contractual agreement is no longer required and that obligation to pay such rebates emanates from the NDAA itself. In consideration of this final rule we recorded an allowance of $8.2 million for such rebates for the year ended December 31, 2009, of which $4.8 million represents a retroactive rebate assessment for sales made during 2008.

The increase in net product sales for BYETTA and SYMLIN for the year ended December 31, 2008 as compared to the same period in 2007 primarily reflect continued growth in patient demand and the impact of price increases.

Sales of our products in future periods may be impacted by numerous factors, including potential competition, the potential approval of additional products including exenatide once weekly, regulatory matters, economic factors and other environmental factors.

Revenues under Collaborative Agreements

The following table summarizes the components of revenues under collaborative agreements for the years ended December 31, 2009, 2008 and 2007 (in millions):

	Year ended December 31,		
	2009	**2008**	**2007**
Amortization of up-front payments	$4.4	$4.3	$ 4.3
Recognition of milestone payments	—	—	15.0
	$4.4	$4.3	$19.3

During the year ended December 31, 2009 amortization of up-front payments consists of amounts earned pursuant to our exenatide collaboration agreement with Lilly and our obesity collaboration with Takeda. For the years ended December 31, 2008 and 2007, substantially all of the revenue recorded in these periods consists of amounts earned pursuant to our exenatide collaboration agreement with Lilly and consists primarily of the continued amortization of up-front payments and milestone payments.

Amortization of up front payments is largely unchanged for the three years ended December 31, 2009, 2008 and 2007. During 2009 the amortization of up-front payments relates to up-front payments received in connection with our Lilly collaboration, for which amortization ended in 2009, and our collaboration with Takeda, for which amortization began in late 2009. During 2008 and 2007 the entire amount of amortization of up-front payments relates to our collaboration agreement with Lilly. There were no milestone payments in 2009 or 2008, compared to $15 million in milestone payments in 2007 earned primarily upon Lilly's launch of BYETTA in the European Union.

In future periods, we expect that revenues under collaborative agreements will consist of possible future milestone payments, including $40 million conditioned upon the launch of exenatide once weekly in the United States and continued amortization of the $75 million of the up-front payment received from Takeda upon signing of our collaboration agreement in 2009. This up-front payment is being amortized ratably over a ten year period representing the estimated development period of the compounds subject to the Takeda collaboration agreement. Following the commercial launch of exenatide once-weekly, revenue from collaboration agreements will also include amortization of a portion of the $125 million cash payment received in connection with the exenatide once weekly supply agreement discussed above. The receipt and recognition as revenue of future substantive milestone payments is subject to the achievement of performance requirements underlying such milestone payments.

Cost of Goods Sold

Cost of goods sold was $83.0 million, representing a gross margin of 89%, $91.6 million, representing a gross margin of 88%, and $65.5 million, representing a gross margin of 91%, for the years ended December 31, 2009, 2008 and 2007, respectively. Cost of goods sold is comprised primarily of manufacturing costs associated with BYETTA and SYMLIN sales during the period. The increase in gross margin in 2009, as compared to 2008, primarily reflects higher net sales prices and lower unit costs for BYETTA driven by reduced inventory reserves and efficiencies driven by our reduced cost structure. The decrease in gross margin in 2008, as compared to 2007, primarily reflects increased production costs for BYETTA due to lower production volumes, increases in inventory reserves and product mix, including the introduction of the SymlinPen, partially offset by higher net sales prices per unit for BYETTA and SYMLIN. Annual fluctuations in gross margins may be influenced by production volumes, product mix, pricing and the level of sales allowances.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $343.9 million, $395.1 million and $391.0 million in the years ended December 31, 2009, 2008 and 2007, respectively.

The $51.2 million decrease in 2009 compared to 2008 reflects our reduced cost structure following our recent restructurings. The $4.1 million increase in 2008 compared to 2007 reflects slight increases in promotional spending for BYETTA and SYMLIN and business infrastructure.

We, along with Lilly, are jointly responsible for the co-promotion of BYETTA within the United States, and share equally in sales force costs and external marketing expenses. Accordingly, our selling, general and administrative expenses include our 50% share of these costs in the United States.

Research and Development Expenses

Currently, our research and development efforts are focused on programs for the treatment of diabetes and obesity in various stages of development. From inception through 1998, we devoted substantially all of our research and development efforts to SYMLIN. Beginning in 1999, our research and development costs started to include costs for our other drug candidates, primarily BYETTA and exenatide once weekly. In 2004 we initiated our program for the treatment of obesity with pramlintide and in 2006 we commenced our INTO clinical research program for obesity.

The drug development process in the United States includes a series of steps defined by the FDA. The process begins with discovery and preclinical evaluation leading up to the submission of an IND to the FDA, which allows for the initiation of the clinical evaluation of a potential drug candidate in humans. Clinical evaluation is typically comprised of three phases of study: Phase 1, Phase 2 and Phase 3. Generally, the majority of a drug candidate's total development costs are incurred during Phase 3, which consists of trials that are typically both the longest and largest conducted during the drug development process. Successful completion of Phase 3 clinical testing is followed by the submission of an NDA to the FDA for marketing approval. It is not uncommon for the FDA to request additional data following its review of an NDA, which can significantly increase the drug development timeline and expenses. Following initial regulatory approval for a drug candidate, companies generally initiate additional clinical trials aimed at expanding product labeling and market potential.

The timing and costs to complete the successful development of any of our drug candidates are highly uncertain, and therefore difficult to estimate.

Our research and development costs are comprised of salaries and bonuses, benefits, non-cash stock-based compensation, license fees, milestones under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead expenses and facilities costs. Reimbursed research and development costs under collaborative arrangements are recorded as a reduction to research and development costs. We charge direct internal and external program costs to the respective development programs. We also incur indirect costs that are not allocated to specific programs because such costs benefit multiple development programs and allow us to increase our pharmaceutical development capabilities. These consist primarily of facilities costs and other internal shared resources related to the development and maintenance of systems and processes applicable to all of our programs.

The following table sets forth information regarding our research and development expenses for our major projects for the years ended December 31, 2009, 2008 and 2007 (in millions):

	Year ended December 31,		
	2009	2008(1)	2007(1)
Diabetes(1)	$ 92.3	$ 83.3	$ 89.9
Obesity	26.0	55.3	51.5
Research and early-stage programs	24.8	30.4	29.3
Indirect costs	42.0	53.6	45.6
	$185.1	$222.6	$216.3

(1) Research and development expenses consist primarily of costs associated with BYETTA and exenatide once weekly which are shared by Lilly pursuant to our collaboration agreement. Research and development expenses by major project have been revised to conform to the current presentation with regard to our change in method of accounting for reimbursed research and development costs under collaborative arrangements (see Note 1, "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements).

Research and development expenses decreased to $185.1 million for the year ended December 31, 2009 from $222.6 million for the year ended December 31, 2008. The $37.5 million decrease primarily reflects our reduced cost structure and decreased development expenses for our obesity programs following recently completed clinical trials, partially offset by increased costs for our diabetes programs associated with manufacturing readiness activities at our Ohio manufacturing facility for exenatide once weekly.

Research and development expenses increased to $222.6 million for the year ended December 31, 2008 from $216.3 million for the year ended December 31, 2007. The $6.3 million increase primarily reflects continued investments in exenatide once weekly, including manufacturing scale up at our Ohio manufacturing facility and costs associated with the ongoing DURATION clinical trials discussed above under the heading "Overview", and continued investment in our obesity development programs, including costs associated with the ongoing Phase 2B study evaluating pramlintide and metreleptin discussed above.

Collaborative Profit-Sharing

Collaborative profit-sharing was $302.9 million, $302.6 million and $290.9 million for the years ended December 31, 2009, 2008 and 2007, respectively, and consists of Lilly's 50% share of the gross margin for BYETTA sales in the United States.

Restructuring

In May 2009, we announced a restructuring of our sales force to merge our existing primary care and specialty sales forces into a single organization, or the 2009 Restructuring. The 2009 Restructuring reduced the total number of Amylin sales representatives by approximately 200 employees. We recorded restructuring charges of $17.0 million during the year ended December 31, 2009 consisting of employee separation costs and facilities related charges.

In November 2008, we announced a strategic restructuring and workforce reduction, or the 2008 Restructuring, that reduced the size of our San Diego workforce by approximately 25%, or 330 employees. The goal of the 2008 Restructuring was to better align our cost structure with anticipated revenues and is part of our business plan to become operating cash flow positive on a sustainable basis by the end of 2010.

In addition, we also consolidated our San Diego facilities and have sub-leased or intend to sub-lease vacated facilities. In connection with the 2008 Restructuring, we recorded a charge of $54.9 million for the year ended December 31, 2008. This charge consists primarily of expenses related to facility leases for exited facilities, including impairments of related tenant improvements and employee separation benefits. During the fourth quarter of 2009 we revised the estimated losses associated with the facility leases we ceased using in 2008 based upon recently executed sub-lease agreements and a related reassessment of current market conditions and recorded an additional loss of $5.6 million.

The following table sets forth the components of the restructuring charges recognized for the years ended December 31, 2009 and 2008 (in millions):

	Year ended December 31,	
	2009	2008
Facility related charges	$ 5.6	$31.3
Employee separation costs	10.9	13.9
Asset impairments	—	8.8
Other restructuring charges	0.5	0.9
	$17.0	$54.9

We have substantially completed all of the above activities included in the restructuring plan and all costs associated with the restructurings were incurred during the years ended December 31, 2009 and 2008.

Interest and Other Income and Expense

Interest and other income consist primarily of interest income from investment of cash and investments. Interest and other income was $7.8 million in 2009, $26.6 million in 2008 and $47.0 million in 2007. The decrease in 2009 compared to 2008 primarily reflects lower average investment balances and lower interest rates in 2009 compared to 2008. The decrease in 2008 compared to 2007 primarily reflects lower average investment balances and lower interest rates in 2008 as compared to 2007.

Interest and other expense consist primarily of interest expense resulting from our long-term debt obligations and mark-to-market gains and losses on derivative financial instruments and includes interest payments and the amortization of debt issuance costs. Interest and other expense was $19.3 million in 2009, $36.3 million in 2008 and $20.5 million in 2007. The decrease in 2009 compared to 2008 primarily reflects an increase in interest capitalized to our Ohio manufacturing facility and 2009 mark-to-market gains on derivative financial instruments which, in 2008, were mark-to-market losses. The increase in 2008 compared to 2007 primarily reflects additional interest expense for our 2007 notes and $125 million long-term note payable entered into in December 2007.

Loss on Impairment of Investments

We recognized a loss on impairment of investments of $1.4 million for the year ended December 31, 2009. The loss represents credit-related losses associated with two securities in our portfolio and was based upon the amortized cost basis and the observed market prices for the securities. At December 31, 2009, gross unrealized losses on our short-term investments were $1.1 million, all of which we determined to be temporary.

We recognized a loss on impairment of investments of $14.9 million for the year ended December 31, 2008. This primarily represents a recognized $9.0 million other-than-temporary impairment loss on an equity investment in a privately held entity based upon our assessment of the entity's financial and technical performance and the entity's ability to raise additional capital in significantly deteriorated financial markets to fund ongoing operations. We also recognized a $5.9 million other-than-temporary impairment loss on a corporate debt security in our investment portfolio based upon our assessment of the impact of bankruptcy proceedings of the issuer on the recoverability of our investment.

Net Loss

Our net loss for the year ended December 31, 2009 was $186.3 million compared to $321.9 million in 2008 and $216.5 million in 2007. The decrease in our net loss in 2009 compared to 2008 primarily reflects the decreased expenses discussed above. The increase in our net loss in 2008 compared to 2007 primarily reflects the increased expenses, including the restructuring charge, partially offset by the increased net product sales discussed above.

We may incur operating losses for the next few years. In November 2008, we announced the 2008 Restructuring and our business plan to become operating cash flow positive on a sustainable basis by the end of 2010, and in May 2009 we announced the 2009 Restructuring. However, our ability to reach profitability in the future will be heavily dependent upon the amount of product sales that we achieve for BYETTA, SYMLIN and exenatide once weekly, if approved. Our ability to achieve profitability in the future will also depend on our ability to control our operating expenses, including ongoing expenses associated with the continued commercialization of BYETTA and SYMLIN, costs associated with the development and commercialization of exenatide once weekly, if approved, and expenses associated with our research and development programs, including our obesity and our early-stage development programs and related support infrastructure. Our operating results may fluctuate from quarter to quarter as a result of differences in the timing of expenses incurred and revenues recognized.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through public sales and private placements of our common and preferred stock, debt financings, payments received pursuant to our exenatide collaboration with Lilly and our obesity collaboration with Takeda, reimbursement of

SYMLIN development expenses through earlier collaboration agreements, and since the second quarter of 2005, through product sales of BYETTA and SYMLIN.

At December 31, 2009, we had $667.8 million in cash, cash equivalents and short-term investments, compared to $816.8 million at December 31, 2008 and we have $165 million of cash available to us pursuant to the loan agreement with Lilly discussed below. In November 2008, we implemented the 2008 Restructuring and in May 2009, we implemented the 2009 Restructuring. As a result of these restructurings, and other efforts to gain efficiencies in our business, we substantially improved our operating results in 2009 and believe we are on track to achieve our stated goals of positive operating cash flows by the end of 2010 and operating profitability by the end of 2011. Our use of cash for capital expenditures decreased in 2009 compared to 2008 driven by lower capital spending for our manufacturing facility for exenatide once weekly located in Ohio, partially offset by additional capital expenditures for the development of a pen device for exenatide once weekly. Our current business plan does not contemplate a need to raise additional funds from outside sources, however, we may evaluate opportunities to refinance existing indebtedness from time to time. If we require additional financing in the future, we cannot assure you that it will be available to us on favorable terms, or at all. Although we have previously been successful in obtaining financing through our debt and equity securities offerings, there can be no assurance that we will be able to so in the future, especially given the current adverse economic and credit conditions.

Our operating activities provided cash of $19.9 million in the year ended December 31, 2009 and we used cash of $19.5 million and $125.2 million for our operating activities in the years ended December 31, 2008 and 2007, respectively. Our cash provided by our operating activities for the year ended December 31, 2009 includes $119.7 million of non-cash expenses, consisting primarily of stock-based compensation, depreciation and amortization.

Our primary uses of cash for our operating activities includes uses of cash due to increases in other current assets of $35.7 million, a decrease in restructuring liabilities of $14.8 million and a decrease in payable to collaborative partner of $10.8 million. The increase in other current assets primarily reflects prepayments for raw material inventory. The decrease in restructuring liabilities reflects payment of employee separation costs associated with our restructuring at the end of 2008 and rental payments on vacated facilities that we are actively seeking to sublease. These restructuring payments are offset by an increase in the liability resulting from expenses associated with the 2009 Restructuring. The decrease in payable to collaborative partner primarily reflects a reduced net payable to Lilly due to higher cost-sharing payments due from Lilly due to increased development expenses for exenatide once weekly in the fourth quarter of 2009 compared to the same period in 2008.

Our primary sources of cash for our operating activities includes sources of cash due to increases in deferred revenue and deferred collaborative profit sharing of $70.7 million and $54.6 million, respectively and a decrease in inventories of $16.1 million. The increase in deferred revenue reflects the $75 million up-front payment we received in connection with the Takeda obesity collaboration net of related amortization. The increase in deferred collaborative profit-sharing reflects payments due to us from Lilly for its 60% share of the capital expenditures we have made for the exenatide once weekly pen device. The decrease in inventories primarily reflects reduction in finished goods due to the timing and volume of production for BYETTA and SYMLIN. Working capital changes may fluctuate from quarter to quarter due to timing of inventory and other current asset purchases and the timing of payment of accounts payable, accrued compensation and other current liabilities.

Our investing activities used cash of $116.1 million, $182.2 million and $296.1 million in the years ended December 31, 2009, 2008 and 2007, respectively. Investing activities in all three years consisted primarily of purchases and sales of short-term investments and purchases of property, plant and equipment. Purchases of property, plant and equipment decreased to $152.1 million in 2009 from $295.1 million in 2008. The decrease in 2009 was as expected and primarily reflects a reduction of costs associated with our manufacturing facility for exenatide once weekly, offset by costs incurred in connection with the exenatide once weekly pen device. The initial capital investment for the pen is expected to be $216.0 million over the next few years, which will be funded 60% by Lilly and 40% by us. Through December 31, 2009, we have incurred $97.7 million in capital expenditures associated with the exenatide once weekly pen device. We have billed Lilly $54.6 million for its share of these expenditures, of which $46.6 million has been received to date, and is included in cash used for operating activities as discussed above. Purchases of property, plant and equipment increased to $295.1 in 2008 from $268.7 million in 2007. The increases in 2008 primarily reflect costs associated with our manufacturing facility for exenatide once weekly and, to a lesser extent, purchases of tenant improvements, computer software, office equipment and scientific equipment to support our growth. We expect that our capital expenditures will continue to decrease in 2010 and will be principally focused on strategically investing in exenatide life cycle management, of which Lilly shares in 60% of the costs. Through December 31, 2009, we capitalized $701.9 million associated with the construction of this facility, including $97.7 million for the exenatide once weekly pen device discussed above. Capital expenditures for our Ohio facility also include costs associated with the construction of the facility, purchase and installation of equipment and capitalized labor and materials required to validate the facility. We will continue to evaluate potential additional investments in our Ohio manufacturing facility during the product life cycle for exenatide once weekly.

Financing activities used cash of $20.3 million in the year ended December 31, 2009 and provided cash of $16.7 million and $776.9 million in the years ended December 31, 2008 and 2007, respectively. Financing activities in 2009 include repayments of our note payable partially offset by proceeds from the exercise of stock options and proceeds from our employee stock purchase plan. Financing activities in 2008 include proceeds from the exercise of stock options and proceeds from our employee stock purchase plan. Financing activities for 2007 included proceeds from the exercise of stock options, proceeds from our employee stock purchase plan and $559 million in net proceeds from the issuance of the 2007 Notes.

At December 31, 2009, we had $200 million in aggregate principal amount of the 2004 Notes due April 15, 2011 and $575 million of the 2007 Notes due June 15, 2014 outstanding. The 2004 Notes are currently convertible into a total of up to 5.8 million shares of our common stock at approximately $34.35 per share and are not redeemable at our option. The 2007 Notes are currently convertible into a total of up to 9.4 million shares of our common stock at approximately $61.07 per share and are not redeemable at our option.

In December 2007, we entered into a $140 million credit agreement. The credit agreement provides for a $125 million term loan and a $15 million revolving credit facility. The revolving credit facility also provides for the issuance of letters of credit and foreign exchange hedging up to the $15 million borrowing limit. At December 31, 2009 we had an outstanding balance of $93.8 million under the term loan, all of which is due in 2010, and had issued $8.9 million of standby letters of credit under the revolving credit facility. Both loans have a final maturity date of December 21, 2010. Interest on the term loan is payable quarterly in arrears at a rate equal to 1.75% above the London Interbank Offered Rate, or LIBOR, of either one, two, three or six months LIBOR term at our election. We have entered into an interest rate swap agreement which resulted in a fixed interest rate of 5.717% under the term loan. The interest rate on the credit facility is LIBOR plus 1.0% or the Bank of America prime rate, at our election.

In October 2008, we entered into a loan agreement with Lilly pursuant to which Lilly made available to us a $165 million unsecured line of credit that we can draw upon from time to time until June 30, 2011. As of December 31, 2009 we had not drawn upon this line of credit. Any interest due under this credit facility will bear interest at the five-day average three-month LIBOR rate immediately prior to the date of the advance plus 5.25% and shall be due and payable quarterly in arrears on the first business day of each quarter. All outstanding principal, together with all accrued and unpaid interest, shall be due and payable the earlier of 36 months following the date on which the loan commitment is fully advanced or June 30, 2014.

The following table summarizes our contractual obligations and maturity dates as of December 31, 2009 (in thousands).

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Long-term convertible debt	$ 775,000	$ —	$200,000	$575,000	$ —
Interest on long-term convertible debt	85,125	22,250	37,000	25,875	—
Long-term note payable	93,750	93,750	—	—	—
Interest on long-term note payable, net of swap transactions(1)	4,690	4,690	—	—	—
Inventory purchase obligations(2)	104,195	54,168	40,468	9,559	—
Construction contracts	48,820	24,780	24,040	—	—
Operating leases	187,535	23,234	48,220	50,786	65,295
Total(3)	$1,299,115	$222,872	$349,728	$661,220	$65,295

(1) The interest payments shown were calculated using a rate of 5.717%, the net rate from the term loan and interest rate swap, on the outstanding principal balance of the term loan.

(2) Includes $26.1 million of outstanding purchase orders, cancelable by us upon 30 days' written notice, subject to reimbursement of costs incurred through the date of cancellation. Also includes $37.6 million of commitments for exenatide once weekly that are contingent upon FDA approval of exenatide once weekly.

(3) Excludes long-term obligation of $6.7 million related to deferred compensation, the payment of which is subject to elections made by participants that are subject to change.

In addition, under certain license and collaboration agreements we are required to pay royalties and/or milestone payments upon the successful development and commercialization of related products. We expect to make development milestone payments up to $9.5 million associated with licensing agreements in the next 12 months. Additional milestones of up to approximately $250.5 million could be paid over the next two to fifteen years if development and commercialization of all our early stage programs continue and are successful. The majority of these milestones relate to potential future regulatory approvals and subsequent sales thresholds. Given the inherent risk in pharmaceutical development, it is highly unlikely that we will ultimately make all of these milestone payments; however, we would consider these payments as positive because they would signify that the related products are moving successfully through development and commercialization.

Our future capital requirements will depend on many factors, including: the amount of product sales we and Lilly achieve for BYETTA and exenatide once weekly, if approved, net of profit sharing payments to Lilly, and product sales for SYMLIN; costs associated with the continued commercialization of BYETTA and SYMLIN and the commercialization of exenatide once weekly, if approved; costs associated with the operation of our exenatide once weekly manufacturing facility; costs of potential licenses or acquisitions; the potential need to repay existing indebtedness; our ability to receive or need to make milestone payments; our ability, and the extent to which we establish collaborative arrangements for SYMLIN or any of our product candidates; progress in our research and development programs and the magnitude of these programs; costs involved in preparing, filing, prosecuting, maintaining, enforcing or defending our patents; competing technological and market developments; and costs of manufacturing, including costs associated with establishing our own manufacturing capabilities or obtaining and validating additional manufacturers of our products; and scale-up costs for our drug candidates.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are currently or reasonably likely to be material to our consolidated financial position or results of operations.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We invest our excess cash primarily in United States Government securities, asset-backed securities, and debt instruments of financial institutions and corporations with investment-grade credit ratings. These instruments have various short-term maturities. We do not utilize derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions in any material fashion. Accordingly, we believe that, while the instruments held are subject to changes in the financial standing of the issuer of such securities, we are not subject to any material risks arising from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices or other market changes that affect market risk sensitive investments. Our debt is not subject to significant swings in valuation as interest rates on our debt are fixed. The fair value of our 2004 Notes and 2007 Notes at December 31, 2009 was approximately $192 million and $453 million, respectively. We have entered into an interest rate swap in connection with our $125 million term loan. The fair value of the interest rate swap at December 31, 2009 was a liability of $2.8 million. A hypothetical 1% adverse move in interest rates along the entire interest rate yield curve would not materially affect the fair value of our financial instruments that are exposed to changes in interest rates.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplemental data required by this item are set forth at the pages indicated in Part IV, Item 15(a)(1) of this annual report.

Item 9. *Changes In and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Our management does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, or misstatements due to error, if any, within the Company have been detected. While we believe that our disclosure controls and procedures and internal control over financial reporting are and have been effective, we intend to continue to examine and refine our disclosure controls and procedures and internal control over financial reporting and to monitor ongoing developments in these areas.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting in our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Amylin Pharmaceuticals, Inc.

We have audited Amylin Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amylin Pharmaceuticals, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amylin Pharmaceuticals, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 of Amylin Pharmaceuticals, Inc. and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Diego, California
February 26, 2010

PART III

Item 9B. ***Other Information***

None.

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item with respect to directors is incorporated by reference from the information under the captions "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Business Conduct and Ethics" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2010 annual meeting of stockholders. The information required by this item with respect to executive officers appears under Part I of this annual report on Form 10-K under the caption "Business—Executive Officers."

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to the information under the captions "Compensation of Directors," "Executive Compensation," "Report of the Compensation Committee of the Board of Directors on Executive Compensation," and "Compensation Committee Interlocks and Insider Participation" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2010 annual meeting of stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

The information required by this item is incorporated by reference to the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2010 annual meeting of stockholders.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference to the information under the captions "Election of Directors" and "Certain Transactions" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2010 annual meeting of stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated by reference to the information under the caption contained in "Ratification of Selection of Independent Registered Public Accounting Firm" contained in the proxy statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2010 annual meeting of stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) **Index to Consolidated Financial Statements**

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this annual report.

(a)(2) **Financial Statement Schedules:** The following Schedule is filed as part of this annual report on Form 10-K:

	Page Number
II. Valuation Accounts	F-44

All other schedules have been omitted because they are not applicable or required, or the information required to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

(a)(3) **Index to Exhibits**—See Item 15(b) below.

(b) Exhibits

Exhibit Footnote	Exhibit Number	
(1)	3.1	Amended and Restated Certificate of Incorporation of the Registrant.
(4)	3.2	Fourth Amended and Restated Bylaws of the Registrant.
(9)	3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.
(29)	3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant.
	4.1	Reference is made to Exhibits 3.1 - 3.4.
(13)(2)	4.2	Registration Rights Agreement dated September 19, 2002, between the Registrant and Eli Lilly and Company.
(12)	4.3	Rights Agreement dated June 17, 2002, between the Registrant and American Stock Transfer & Trust Company.
(12)	4.4	Certificate of Designation of Series A Junior Participating Preferred Stock.
(18)	4.5	First Amendment to Rights Agreement dated December 13, 2002, between the Registrant and American Stock Transfer & Trust Company.
(7)	4.6	Indenture, dated as of April 6, 2004, between Registrant and J.P. Morgan Trust Company, National Association (as Trustee).
(7)	4.7	Form of 2.50% Convertible Senior Note due 2011.
(28)	4.8	Indenture, dated as of June 8, 2007, between Registrant and The Bank of New York Trust Company, N.A. (as Trustee).
(28)	4.9	Registration Rights Agreement, dated as of June 8, 2007, among Registrant, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated.
(1)	10.1	Form of Indemnity Agreement entered into between the Registrant and its directors and officers.†
(10)	10.2	Registrant's 1991 Stock Option Plan, as amended.†
(3)	10.3	Form of Incentive Stock Option Agreement under the 1991 Stock Option Plan.†
(1)	10.4	Form of Supplemental Stock Option Agreement under the 1991 Stock Option Plan.†
(1)	10.5	Form of Supplemental Stock Option Agreement not granted under the 1991 Stock Option Plan with related schedule.†

Exhibit Footnote	Exhibit Number	
(34)	10.6	Registrant's Amended and Restated 2001Employee Stock Purchase Plan.†
(33)	10.7	Registrant's Non-Employee Directors' Stock Option Plan (the "Directors' Plan").†
(5)(2)	10.8	Patent and Technology License Agreement, Consulting Agreement and Nonstatutory Stock Option Agreement dated October 1, 1996, between the Registrant and Dr. John Eng.
(6)	10.9	Registrant's Directors' Deferred Compensation Plan.†
	10.10	Registrant's Directors' Plan Stock Option Agreement, as amended.†
(8)	10.11	Special Form of Incentive Stock Option Agreement the 1991 Stock Option Plan of the Registrant.†
(11)(2)	10.12	Development and License Agreement dated May 15, 2000, between the Registrant and Alkermes Controlled Therapeutics II, Inc.
(32)	10.13	Registrant's Amended and Restated Officer Change in Control Severance Benefit Plan.†
(24)	10.14	Registrant's Amended and Restated 2001 Equity Incentive Plan.†
(13)(2)	10.15	Collaboration Agreement dated September 19, 2002, between the Registrant and Eli Lilly and Company.
(13)(2)	10.16	U.S. Co-Promotion Agreement dated September 19, 2002, between the Registrant and Eli Lilly and Company.
(13)	10.17	Milestone Conversion Agreement dated September 19, 2002, between the Registrant and Eli Lilly and Company.
(16)(2)	10.18	Device Development and Manufacturing Agreement dated July 1, 2003, between Registrant and Eli Lilly and Company.
(15)	10.19	Form of Registrant's 2001 Equity Incentive Plan Officer Stock Option Agreement, as amended.†
(15)	10.20	Form of Registrant's 2001 Equity Incentive Plan Stock Option Agreement, as amended.†
(17)(2)	10.21	Manufacturing Agreement dated May 12, 2003, between Registrant and UCB S.A.
(19)(2)	10.22	Exenatide Manufacturing Agreement dated October 1, 2003, between Registrant and Mallinckrodt Inc.
(19)(2)	10.23	Commercial Supply Agreement for Exenatide dated December 23, 2003, between Registrant and Bachem, Inc.
(20)(2)	10.24	Commercial Supply Agreement dated February 14, 2005 between Registrant and Baxter Pharmaceutical Solutions LLC.
(20)(2)	10.25	Commercial Supply Agreement dated March 2, 2005 between Registrant and Baxter Pharmaceutical Solutions LLC.
	10.26	Summary Description of Registrant's Named Executive Officer Oral At-Will Employment Agreements.†
(21)	10.27	Description of Registrant's Executive Cash Bonus Plan.†
(23)(2)	10.28	Amendment to Development and License Agreement dated October 24, 2005, between Registrant and Alkermes Controlled Therapeutics II.
(22)(2)	10.29	Commercial Supply Agreement dated June 28, 2005, between Registrant and Bachem, Inc.
(25)(2)	10.30	Commercial Supply Agreement dated October 12, 2006 between Registrant and Wockhardt UK (Holdings) Ltd.
(25)(2)	10.31	Amendment to Collaboration Agreement dated October 31, 2006 between Registrant and Eli Lilly and Company.

Exhibit Footnote	Exhibit Number	
(26)	10.32	Employment Agreement, dated March 7, 2007, by and between Registrant and Daniel M. Bradbury.†
(30)	10.33	Registrant's 2001 Non-Qualified Deferred Compensation Plan.†
(30)	10.34	Credit Agreement, dated as of December 21, 2007, among Registrant, The Bank of America, N.A. (as Administrative Agent) and the other lenders set forth therein.
(31)	10.35	First Amendment to Exenatide Manufacturing Agreement dated January 6, 2006, between Registrant and Mallinckrodt Inc.
(31)(2)	10.36	Amended and Restated Commercial Supply Agreement dated April 1, 2008, between Registrant and Wockhardt UK (Holdings) Ltd.
(31)(2)	10.37	Addendum to U.S. Co-Promotion Agreement dated May 8, 2008, between Registrant and Eli Lilly and Company
(31)(2)	10.38	Third Amendment to Supply Agreement dated January 1, 2008, between Registrant and Mallinckrodt Inc.
(4)	10.39	Amendment to Employment Agreement dated December 3, 2008, between Registrant and Daniel M. Bradbury†
(32)(2)	10.40	Exenatide Once Weekly Supply Agreement, dated October 16, 2008, between Registrant and Eli Lilly and Company
(32)	10.41	Loan Agreement dated October 16, 2008, between Registrant and Eli Lilly and Company
(32)	10.42	First Amendment to Credit Agreement, dated October 27, 2008, among Registrant, the Bank of America, N.A. (as Administrative Agent) and other lenders set forth therein
(32)(2)	10.43	Amendment to Commercial Supply Agreement dated December 8, 2008, between Registrant and Baxter Pharmaceutical Solutions LLC
(32)(2)	10.44	Amendment to the Amended and Restated Commercial Supply Agreement dated January 23, 2009, between Registrant and Wockhardt UK (Holdings) Ltd.
(33)	10.45	Amendment, dated April 9, 2009, to Collaboration Agreement between Registrant and Eli Lilly and Company
(34)	10.46	Registrant's 2009 Equity Incentive Plan†
(34)	10.47	Registrant's 2009 Equity Incentive Plan Officer Stock Option Agreement†
(34)	10.48	Registrant's 2009 Equity Incentive Plan Stock Option Agreement†
(35)(2)	10.49	Cost Allocation Agreement, dated May 4, 2009, between Registrant and Eli Lilly and Company
(35)	10.50	Second Amendment, dated May 6, 2009, to Credit Agreement among Registrant, Bank of America N.A., as Administrative Agent, and certain lenders thereto
(35)(2)	10.51	Exenatide Once Weekly Supply Agreement, dated May 11, 2009, between Registrant and Eli Lilly and Company
	10.52	License, Development and Commercialization Agreement, dated October 30, 2009, between Registrant and Takeda Pharmaceutical Company Limited*
	10.53	Side Letter Agreement, dated October 30, 2009, between Registrant and Takeda Pharmaceutical Company Limited*
	10.54	Third Amendment, dated December 18, 2009, to Credit Agreement among Registrant, Bank of America N.A., as Administrative Agent, and certain lenders thereto
	18	Letter from Independent Registered Public Accounting Firm related to change in accounting principle.
	21.1	Subsidiaries of Registrant.
	23.1	Consent of Independent Registered Public Accounting Firm.

Exhibit Footnote	Exhibit Number	
	24.1	Power of Attorney. Reference is made to page 71.
	31.1	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
	31.2	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
	32.1	Certifications Pursuant to U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Public Company Accounting Reform and Investor Protection Act of 2002.

---

† Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(c).

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-44195) or amendments thereto and incorporated herein by reference.

(2) Confidential Treatment has been granted by the Securities and Exchange Commission with respect to portions of this agreement.

(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and incorporated herein by reference.

(4) Filed as an exhibit on Form 8-K dated December 8, 2008, and incorporated herein by reference.

(5) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.

(6) Filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 333-61660) or amendments thereto and incorporated herein by reference.

(7) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.

(8) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and incorporated herein by reference.

(9) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, and incorporated herein by reference.

(10) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.

(11) Filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference.

(12) Filed as an exhibit on Form 8-K dated June 18, 2002, and incorporated herein by reference.

(13) Filed as an exhibit on Form 8-K dated October 3, 2002, and incorporated herein by reference.

(14) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and incorporated herein by reference.

(15) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.

(16) Filed as an exhibit to Amendment 1 to Registrant's Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2003, and incorporated herein by reference.

(17) Filed as an exhibit to Amendment 1 to Registrant's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2003, and incorporated herein by reference.

(18) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and incorporated herein by reference.

(19) Filed as an exhibit to Amendment 1 to Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, and incorporated herein by reference.

(20) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and incorporated herein by reference.

(21) Filed on Form 8-K dated February 5, 2010, and incorporated herein by reference.

(22) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and incorporated herein by reference.

(23) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and incorporated herein by reference.

(24) Filed as an exhibit on Form 8-K dated May 30, 2008 and incorporated herein by reference.

(25) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and incorporated herein by reference.

(26) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, and incorporated herein by reference.

(27) Filed as an exhibit on Form 8-K dated May 29, 2007, and incorporated herein by reference.

(28) Filed as an exhibit on Form 8-K dated June 8, 2007, and incorporated herein by reference.

(29) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, and incorporated herein by reference.

(30) Filed as an exhibit to Registrant's Annual report on Form 10-K for the fiscal year ended December 31, 2007, and incorporated herein by reference.

(31) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and incorporated herein by reference.

(32) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and incorporated herein by reference.

(33) Filed as an exhibit to Registrant's Quarterly report on form 10-Q for the quarter ended March 31, 2009, and incorporated herein by reference.

(34) Filed as an exhibit on Form 8-K dated June 10, 2009, and incorporated herein by reference.

(35) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and incorporated herein by reference.

Note on trademarks used in this report:
Amylin, BYETTA and SYMLIN are registered trademarks of Amylin Pharmaceuticals, Inc. Other brands, names and trademarks contained in this Annual Report on Form 10-K are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMYLIN PHARMACEUTICALS, INC.

Date: February 26, 2010

By: /s/ DANIEL M. BRADBURY

Daniel M. Bradbury,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel M. Bradbury and Mark G. Foletta, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and any other documents in connection therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ DANIEL M. BRADBURY Daniel M. Bradbury	President and Chief Executive Officer*(Principal Executive Officer)*	February 26, 2010
/s/ MARK G. FOLETTA Mark G. Foletta	Senior Vice President, Finance and Chief Financial Officer*(Principal Financial and Accounting Officer)*	February 26, 2010
/s/ PAULO F. COSTA Paulo F. Costa	Chairman of the Board	February 26, 2010
/s/ ADRIAN ADAMS Adrian Adams	Director	February 26, 2010

Signatures	Title	Date
/s/ STEVEN R. ALTMAN Steven R. Altman	Director	February 26, 2010
/s/ TERESA BECK Teresa Beck	Director	February 26, 2010
/s/ M. KATHLEEN BEHRENS M. Kathleen Behrens	Director	February 26, 2010
/s/ PAUL N. CLARK Paul N. Clark	Director	February 26, 2010
Alexander J. Denner	Director	
/s/ KARIN EASTHAM Karin Eastham	Director	February 26, 2010
/s/ JAMES R. GAVIN III, M.D., PHD. James R. Gavin III, M.D., PhD.	Director	February 26, 2010
/s/ JAY S. SKYLER, M.D. Jay S. Skyler, M.D., MACP	Director	February 26, 2010
/s/ JOSEPH P. SULLIVAN Joseph P. Sullivan	Director	February 26, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(This page has been left blank intentionally.)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Amylin Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc., at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Staff Position No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1) (codified in FASB ASC Topic 470, *Debt with Conversions and Other Options*) effective as of January 1, 2009 and also changed the classification of reimbursements of research and development expenses under collaborative arrangements from revenue under collaborative arrangements to research and development expense. The Company has retroactively adjusted all periods presented in the consolidated financial statements for these changes.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amylin Pharmaceuticals, Inc's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/S/ Ernst & Young LLP

San Diego, California
February 26, 2010

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,	
	2009	2008(1)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 120,825	$ 237,263
Short-term investments	546,944	579,575
Accounts receivable, net	60,732	62,369
Inventories, net	99,700	115,823
Other current assets	78,481	41,038
Total current assets	906,682	1,036,068
Property, plant and equipment, net	780,058	655,444
Debt issuance costs	8,742	11,786
Other long-term assets	30,937	23,755
	$ 1,726,419	$ 1,727,053
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 39,146	$ 39,467
Accrued compensation	70,961	65,145
Payable to collaborative partner	49,645	60,470
Restructuring liability, current portion	9,204	24,235
Notes payable, current portion	93,750	31,250
Deferred revenue, current portion	7,500	3,086
Other current liabilities	95,163	90,125
Total current liabilities	365,369	313,778
Deferred revenue, net of current portion	66,250	—
Long-term deferred credit	125,000	125,000
Deferred collaborative profit-sharing	54,570	—
Restructuring liability, net of current portion	22,776	22,503
Notes payable, net of current portion	—	93,750
Convertible senior notes, net	643,762	621,021
Other long-term obligations, net of current portion	26,158	31,724
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.001 par value, 7,500 shares authorized, none issued and outstanding at December 31, 2009 and 2008	—	—
Common stock, $.001 par value, 450,000 shares authorized, 141,747 and 137,623 issued and outstanding at December 31, 2009 and 2008	142	138
Additional paid-in capital	2,371,939	2,291,762
Accumulated deficit	(1,947,867)	(1,761,611)
Accumulated other comprehensive loss	(1,680)	(11,012)
Total stockholders' equity	422,534	519,277
	$ 1,726,419	$ 1,727,053

(1) Adjusted for the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (Note 1).

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended December 31,		
	2009	2008(1)	2007(1)
Revenues:			
Net product sales	$ 753,993	$ 765,342	$ 701,450
Revenues under collaborative agreements	4,426	4,286	19,286
Total revenues	758,419	769,628	720,736
Costs and expenses:			
Cost of goods sold	82,999	91,596	65,457
Selling, general and administrative	343,864	395,112	390,982
Research and development	185,062	222,614	216,339
Collaborative profit-sharing	302,861	302,600	290,934
Restructuring	16,980	54,926	—
Total costs and expenses	931,766	1,066,848	963,712
Operating loss	(173,347)	(297,220)	(242,976)
Interest and other income	7,768	26,561	46,969
Interest and other expense	(19,300)	(36,339)	(20,479)
Loss on impairment of investments	(1,377)	(14,943)	—
Net loss	$(186,256)	$ (321,941)	$(216,486)
Net loss per share—basic and diluted	$ (1.32)	$ (2.35)	$ (1.63)
Shares used in computing net loss per share, basic and diluted	140,702	137,006	132,621

(1) Adjusted for the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion and the change in our method of accounting for reimbursed research and development costs under collaborative arrangements (Note 1).

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2009, 2008 and 2007
(in thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total stockholders' equity
	Shares	Amount				
Balance at December 31, 2006	130,458	$130	$1,857,194	$(1,223,184)	$ 1,151	$ 635,291
Comprehensive loss:						
Net loss(1)	—	—	—	(216,486)	—	(216,486)
Unrealized loss on available-for-sale securities	—	—	—	—	(1,601)	(1,601)
Comprehensive loss						(218,087)
Issuance of common stock upon exercise of options, net	2,547	3	37,396	—	—	37,399
Issuance of common stock upon exercise of warrants	1,604	2	18,370	—	—	18,372
Issuance of common stock for other employee benefit plans	435	—	14,735	—	—	14,735
Employee stock-based compensation	—	—	59,064	—	—	59,064
Non-employee stock-based compensation	—	—	694	—	—	694
Net debt discount recorded as a result of the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion(1)	—	—	180,289	—	—	180,289
Balance at December 31, 2007	135,044	135	2,167,742	(1,439,670)	(450)	727,757
Comprehensive loss:						
Net loss(1)	—	—	—	(321,941)	—	(321,941)
Unrealized loss on available-for-sale securities	—	—	—	—	(10,562)	(10,562)
Comprehensive loss						(332,503)
Issuance of common stock upon exercise of options, net	528	—	7,260	—	—	7,260
Issuance of common stock upon milestone conversion	790	1	29,999	—	—	30,000
Issuance of common stock for other employee benefit plans	578	1	13,717	—	—	13,718
Issuance of common stock for employee stock ownership plan	683	1	16,995	—	—	16,996
Employee stock-based compensation	—	—	55,901	—	—	55,901
Non-employee stock-based compensation	—	—	148	—	—	148
Balance at December 31, 2008	137,623	138	2,291,762	(1,761,611)	(11,012)	519,277
Comprehensive loss:						
Net loss	—	—	—	(186,256)	—	(186,256)
Unrealized gain on available-for-sale securities	—	—	—	—	9,332	9,332
Comprehensive loss						(176,924)
Issuance of common stock upon exercise of options, net	599	1	4,556	—	—	4,557
Issuance of common stock for other employee benefit plans	1,280	1	11,508	—	—	11,509
Issuance of common stock for employee stock ownership plan	2,245	2	20,248	—	—	20,250
Employee stock-based compensation	—	—	43,762	—	—	43,762
Non-employee stock-based compensation	—	—	103	—	—	103
Balance at December 31, 2009	141,747	$142	$2,371,939	$(1,947,867)	$ (1,680)	$ 422,534

(1) Adjusted for the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (Note 1).

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years ended December 31,		
	2009	2008(1)	2007(1)
Operating activities:			
Net loss	$(186,256)	$ (321,941)	$(216,486)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	38,197	29,552	19,329
Amortization of debt discount and debt issuance costs	8,209	10,332	7,584
Stock-settled compensation accruals	20,161	25,097	21,696
Employee stock-based compensation	43,762	55,115	59,064
Loss on impairment of investments	1,377	14,943	—
Restructuring (including $0 and $786 of employee stock-based compensation unpaid at December 31, 2009 and 2008, respectively)	—	9,483	—
Other non-cash expenses	10,548	5,718	3,028
Changes in operating assets and liabilities:			
Accounts receivable, net	1,637	11,210	(15,490)
Inventories, net	16,123	(15,609)	(40,915)
Other current assets	(35,749)	(13,005)	(10,016)
Long-term prepaid assets	(8,754)	—	—
Accounts payable and accrued liabilities	5,574	8,641	28,101
Accrued compensation	11,009	4,900	1,300
Payable to collaborative partner	(10,825)	(5,646)	13,778
Deferred revenue	70,664	(4,286)	(4,286)
Long-term deferred credit	—	125,000	—
Deferred collaborative profit-sharing	54,570	—	—
Restructuring liabilities	(14,758)	46,738	—
Other assets and liabilities, net	(5,566)	(5,752)	8,153
Net cash provided by (used for) operating activities	19,923	(19,510)	(125,160)
Investing activities:			
Purchases of short-term investments	(794,008)	(1,015,811)	(392,155)
Sales and maturities of short-term investments	832,900	1,132,017	383,076
Purchases of property, plant and equipment	(152,051)	(295,060)	(268,674)
Increase in other long-term assets	(2,913)	(3,299)	(18,348)
Net cash used for investing activities	(116,072)	(182,153)	(296,101)
Financing activities:			
Proceeds from issuance of common stock, net	10,961	16,694	64,687
Proceeds from issuance of convertible debt, net	—	—	558,670
Proceeds from long-term note payable	—	—	123,496
Proceeds from contingent share settled obligation	—	—	30,000
Repayment of notes payable	(31,250)	—	—
Net cash (used for) provided by financing activities	(20,289)	16,694	776,853
(Decrease) increase in cash and cash equivalents	(116,438)	(184,969)	355,592
Cash and cash equivalents at beginning of year	237,263	422,232	66,640
Cash and cash equivalents at end of year	$ 120,825	$ 237,263	$ 422,232
Supplemental disclosures of cash flow information:			
Interest paid, net of interest capitalized	$ 13,218	$ 17,701	$ 9,477
Interest capitalized	$ 33,280	$ 25,766	$ 9,049
Property, plant and equipment additions in other current liabilities at year end	$ 10,123	$ 6,057	$ 15,559
Non-cash financing activities:			
Issuance of common stock upon milestone conversion	$ —	$ 30,000	$ —
Shares contributed as employer 401(k) match	$ 5,105	$ 4,284	$ 5,819
Issuance of common stock for employee stock ownership plan	$ 20,250	$ 16,996	$ —

(1) Adjusted for the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (Note 1).

See accompanying notes to consolidated financial statements.

AMYLIN PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization

Amylin Pharmaceuticals, Inc. (referred to as we, us, or Amylin) is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes, obesity and other diseases. We were incorporated in Delaware on September 29, 1987.

Basis of Presentation

Our consolidated financial statements include the accounts of our wholly owned subsidiaries, Amylin Ohio, LLC, and Amylin Investments, LLC. All significant intercompany transactions and balances have been eliminated in consolidation.

In June 2009, the FASB issued authoritative guidance that provides for the FASB Accounting Standards Codification ™ (the "Codification") to become the single official source of authoritative, non-governmental U.S. generally accepted accounting principles (GAAP). The Codification did not change GAAP but reorganizes the literature and is effective for interim and annual periods ending after September 15, 2009. These consolidated financial statements and notes to consolidated financials statements have been conformed to the presentation required by the Codification.

Change in Accounting Policy

During the fourth quarter of 2009, we changed our method of accounting for reimbursed research and development costs under collaborative arrangements from reporting them as revenue to reporting them as a reduction to research and development costs. We believe this method is consistent with industry practice for companies whose primary focus is the commercialization of pharmaceutical products. This change in accounting had no effect on operating loss or net loss.

Consistent with the accounting guidance addressing accounting changes and error corrections, the effect of the change in accounting method has been made retroactive to the beginning of the earliest period presented with the accompanying 2009 consolidated financial statements. Our unaudited historical quarterly financial data presented in Note 13 has been adjusted to reflect the period-specific effects of applying the new method.

The following tables summarize the impact of the change in accounting for reimbursed research and development costs on the consolidated statements of operations for the years ended December 31, 2008 and December 31, 2007. Only the line items affected by the change in accounting are reflected in the tables below (in thousands):

	Year ended December 31, 2008		Year ended December 31, 2007	
	As originally reported	As adjusted	As originally reported	As adjusted
Revenues under collaborative agreements	$ 74,767	$ 4,286	$ 79,547	$ 19,286
Research and development	$293,095	$222,614	$276,600	$216,339

1. Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Guidance for Convertible Debt Instruments that may be Settled in Cash upon Conversion

Effective January 1, 2009, we adopted the new authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). The new guidance requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion shall be separately accounted for in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The carrying amount of the liability component of the convertible debt instrument is determined by measuring the fair value of a similar liability that does not have an associated equity component. The carrying value of the equity component is determined by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole. Related transaction costs are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense using the interest method. The new guidance is applied retrospectively to the years ended December 31, 2008 and 2007. The $575 million Senior Convertible Notes issued in June 2007 (the 2007 Notes) are within the scope of the new guidance because we have the option to elect net-share settlement upon conversion. The $200 million Convertible Senior Notes issued in 2004 (the 2004 Notes) are not within the scope of the new guidance as they may only be settled in shares of our common stock upon conversion.

Upon adoption, we recorded a cumulative debt discount on the 2007 Notes of $185.6 million at inception, and an increase of $180.3 million to stockholders' equity representing the gross value of the equity component of $185.6 million net of allocated transaction costs of $5.3 million. The debt discount is being amortized to interest expense over the term of the 2007 Notes, net of interest capitalized. There was no cumulative effect on accumulated deficit of the change in accounting principle as of January 1, 2007 as the 2007 Notes were not issued until June 2007. As required by the provisions of the new guidance we are retroactively adjusting our 2007 and 2008 financial statements.

Our net loss for the year ended December 31, 2009 of $186.3 million, or $1.32 per share, includes $4.3 million, or $0.03 per share, of incremental interest and other expense due to the adoption of the new guidance.

The following table sets forth the effect of the retroactive adjustment of the applicable line items within the accompanying consolidated balance sheet as of December 31, 2008 (in thousands):

	As previously reported	Implementation adjustments	As adjusted
Property, plant and equipment, net	$ 636,922	$ 18,522	$ 655,444
Debt issuance costs	$ 15,884	$ (4,098)	$ 11,786
Convertible senior notes	$ 775,000	$(153,979)	$ 621,021
Additional paid-in capital	$ 2,111,473	$ 180,289	$ 2,291,762
Accumulated deficit	$(1,749,725)	$ (11,886)	$(1,761,611)

1. Summary of Significant Accounting Policies (Continued)

The following tables set forth the effect of the retroactive adjustment of the applicable line items within the accompanying consolidated statement of operations for the twelve months ended December 31, 2008 and 2007 (in thousands, except per share amounts):

	Year ended December 31, 2008		
	As previously reported	Implementation adjustments	As adjusted
Interest and other expense	$ (29,803)	$(6,536)	$ (36,339)
Net loss	$(315,405)	$(6,536)	$(321,941)
Net loss per share	$ (2.30)	$ (0.05)	$ (2.35)

	Year ended December 31, 2007		
	As previously reported	Implementation adjustments	As adjusted
Interest and other expense	$ (15,129)	$(5,350)	$ (20,479)
Net loss	$(211,136)	$(5,350)	$(216,486)
Net loss per share	$ (1.59)	$ (0.04)	$ (1.63)

The following tables set forth the effect of the retroactive adjustment of the applicable line items within the accompanying consolidated statement of cash flows for the twelve months ended December 31, 2008 and 2007 (in thousands):

	Year ended December 31, 2008		
	As previously reported	Implementation adjustments	As adjusted
Net loss	$(315,405)	$(6,536)	$(321,941)
Amortization of debt discount and debt issuance costs	$ 3,796	$ 6,536	$ 10,332

	Year ended December 31, 2007		
	As previously reported	Implementation adjustments	As adjusted
Net loss	$(211,136)	$(5,350)	$(216,486)
Amortization of debt discount and debt issuance costs	$ 2,234	$ 5,350	$ 7,584

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Net Product Sales

We sell BYETTA® (exenatide) injection for the treatment of type 2 diabetes and SYMLIN® (pramlintide acetate) injection for the treatment of type 1 and type 2 diabetes primarily to wholesale distributors, who, in turn, sell to retail pharmacies and government entities. Product sales are recognized when delivery of the products has occurred, title has passed to the customer, the selling price is fixed or determinable, collectability is reasonably assured and we have no further obligations. We record product sales net of allowances for product returns, rebates, wholesaler chargebacks, wholesaler discounts, and prescription vouchers at the time of sale and report product sales net of such allowances. We must make significant judgments in determining these allowances. If actual results differ from our estimates, we will be required to make adjustments to these allowances in the future. We recorded an allowance related to the Department of Defense's (DOD) Tricare Retail Pharmacy program pursuant to a final rule that was issued in March 2009 and became effective on May 26, 2009. The final rule clarified the DOD's interpretation of the National Defense Authorization Act of 2008, or NDAA, signed into law on January 28, 2008. The final rule changed the process by which rebate obligations for the Tricare Retail Pharmacy program are created such that a contractual agreement is no longer required and that obligation to pay such rebates emanates from the NDAA itself. In consideration of this final rule we recorded an allowance of $8.2 million for such rebates in the twelve months ended December 31, 2009, of which $4.8 million represents a retroactive rebate assessment for sales made during 2008.

We record all United States BYETTA and SYMLIN product sales. With respect to BYETTA, we have determined that we are qualified as a principal based on our responsibilities under our contracts with Eli Lilly and Company, or Lilly, which include manufacture of product for sale in the United States, responsibility for establishing pricing in the United States, distribution, ownership of product inventory and credit risk from customers.

Revenues Under Collaborative Agreements

Revenues under collaborative agreements consist of the amortization of product and technology license fees and milestone payments earned. Upfront product and technology license fees under multiple-element arrangements are deferred and recognized over the period of such services or performance if such arrangements require on-going services or performance. Non-refundable amounts received for substantive milestones are recognized upon achievement of the milestone. Any amounts received prior to satisfying these revenue recognition criteria are recorded as deferred revenue.

Collaborative Profit-Sharing

Collaborative profit-sharing represents Lilly's 50% share of the gross margin for BYETTA sales in the United States (see Note 4).

Shipping and Handling Costs

Shipping and handling costs incurred for product shipments are included in cost of goods sold in the accompanying consolidated statements of operations.

1. Summary of Significant Accounting Policies (Continued)

Research and Development Expenses

Research and development costs are expensed as incurred and include salaries and bonuses, benefits, non-cash stock-based compensation, license fees, milestone payments due under license agreements, costs paid to third-party contractors to perform research, conduct clinical trials, and develop drug materials and delivery devices; and associated overhead and facilities costs. Reimbursed research and development costs under collaborative arrangements are recorded as a reduction to research and development expenses and are recognized in the period in which the related costs are incurred. Clinical trial costs, including costs associated with third-party contractors, are a significant component of research and development expenses. Invoicing from third- party contractors for services performed can lag several months. We accrue the costs of services rendered in connection with such activities based on our estimate of management fees, site management and monitoring costs, and data management costs. Actual clinical trial costs may differ from estimates and are adjusted in the period in which they become known.

Concentrations of Risk

We rely on third-party manufacturers for the production of our products and drug candidates. If our third-party manufacturers are unable to continue manufacturing our products and/or drug candidates, or if we lose one of our sole source suppliers used in our manufacturing processes, we may not be able to meet market demand for our products and could be materially and adversely affected.

We have a collaboration agreement with Lilly under which Lilly provides funding for development and commercialization expenses for BYETTA and exenatide once weekly at various cost sharing percentages depending upon whether the product is to be utilized in the United States or outside the United States. Lilly co-promotes the product with us in the United States, is responsible for commercializing the product outside the United States and manufactures pen devices for the administration of BYETTA. See Note 4 for more detailed information regarding this collaboration. If Lilly is unable to perform these activities we may be unable to meet market demand for our products and could be materially and adversely affected.

We have a collaboration agreement with Takeda Pharmaceutical Company Limited (Takeda) for the development and commercialization of pharmaceutical products for obesity and related indications. Under this agreement Takeda will provide funding for development and commercialization expenses. If Takeda is unable to perform these activities or were to terminate our collaboration with them, we would likely need to find a third party collaborator to continue developing our obesity program, which we may be unable to do.

We are also subject to credit risk from our accounts receivable related to product sales. We sell our products in the United States primarily to wholesale distributors. Our top four customers represented approximately 95% of net product sales in 2009 and 94% of the accounts receivable balance at December 31, 2009. We evaluate the credit worthiness of our customers and generally do not require collateral. We have not experienced any material losses on uncollectible accounts receivable to date.

Net product sales for the years ended December 31, 2009, 2008 and 2007 were $754.0 million, $765.3 million and $701.5 million, respectively, and consisted of sales of BYETTA and SYMLIN, less allowances for product returns, rebates and wholesaler chargebacks, wholesaler discounts, and prescription vouchers.

1. Summary of Significant Accounting Policies (Continued)

The following table provides information regarding net product sales by product (in millions):

	Year ended December 31,		
	2009	2008	2007
BYETTA	$667.6	$678.5	$636.0
SYMLIN	86.4	86.8	65.5
	$754.0	$765.3	$701.5

Three of our customers each accounted for more than 10% of total net product sales for the years ended December 31, 2009 and 2008 and two of our customers each accounted for more than 10% of total net product sales for the year ended December 31, 2007. The following table summarizes the percent of our total net product sales that were attributed to each of these three customers (as a % of net product sales):

	Year ended December 31,		
	2009	2008	2007
McKesson Corporation	38%	38%	40%
Cardinal Health, Inc.	35%	36%	35%
Medco Health Solutions	12%	12%	*

* Less than 10%

We invest our excess cash in U.S. Government securities, securities of agencies sponsored by the U.S. Government, asset-backed securities, mortgage-backed securities, and debt instruments of financial institutions and corporations with investment-grade credit ratings. We have established guidelines relative to diversification and maturities that maintain safety and liquidity. The primary goal of these guidelines is to safeguard principal and they are periodically reviewed. These guidelines prohibit investments in auction rate securities. Financial instruments that potentially subject us to significant credit risk consist principally of cash equivalents and short-term investments.

Cash and Cash Equivalents

We consider instruments with a maturity date of less than 90 days from the date of purchase to be cash equivalents. Cash and cash equivalents include cash collateral for derivative financial instruments of $3.5 million at both December 31, 2009 and 2008, respectively.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal

1. Summary of Significant Accounting Policies (Continued)

market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable; and
Level 3	Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Short-Term Investments

Our short-term investments, consisting principally of debt securities, are classified as available-for-sale and are stated at fair value based upon observed market prices (Level 1 in the fair value hierarchy). Unrealized holding gains or losses on these securities are included in other comprehensive loss. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. For investments in mortgage-backed securities, amortization of premiums and accretion of discounts are recognized in interest income using the interest method, adjusted for anticipated prepayments as applicable. Estimates of expected cash flows are updated periodically and changes are recognized in the calculated effective yield prospectively as appropriate. Such amortization is included in interest income. Realized gains and losses are included in interest income and declines in value judged to be other-than-temporary on available-for-sale securities are included in impairment loss on investments. In assessing potential impairment of our short-term investments, we evaluate the impact of interest rates, potential prepayments on mortgage-backed securities, changes in credit quality, the length of time and extent to which the market value has been less than cost, and our intent and ability not to sell the security in order to allow for an anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method.

Accounts Receivable

Trade accounts receivable are recorded net of allowances for cash discounts for prompt payment, doubtful accounts, product returns and chargebacks. Allowances for rebate discounts and distribution fees are included in other current liabilities in the accompanying consolidated balance sheets. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns and individual customer circumstances. The allowance for doubtful accounts was $0.7 million and $0.6 million at December 31, 2009 and 2008, respectively.

Inventories, net

Inventories are stated at the lower of cost (FIFO) or market and net of a valuation allowance for potential excess and/or obsolete material of $0.3 million and $5.1 million at December 31, 2009 and December 31, 2008, respectively. Raw materials consist of bulk drug material for BYETTA and SYMLIN. Work-in-process inventories consist of in-process BYETTA cartridges, in-process SYMLIN cartridges and in-process SYMLIN vials. Finished goods inventories consist of BYETTA drug product

1. Summary of Significant Accounting Policies (Continued)

in a disposable pen/cartridge delivery system, finished SYMLIN drug product in vials for syringe administration and finished SYMLIN drug product in a disposable pen/cartridge delivery system.

We expense costs relating to the purchase and production of pre-approval inventories as research and development expense in the period incurred until such time as we believe future commercialization is probable and future economic benefit is expected to be recognized. As of December 31, 2009 and 2008 we have not capitalized any costs associated with pre-launch inventory for exenatide once weekly.

Property, plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Land improvements	Lesser of the lease term or the useful life
Laboratory equipment	5 to 10 years
Leasehold improvements	Lesser of the lease term or the useful life
Production equipment	10 years
Office equipment, furniture and computer software	3 to 5 years
Buildings	15 to 40 years

We recorded depreciation expense of $37.8 million, $29.2 million, and $19.0 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Interest costs incurred during the construction of major capital projects are capitalized until the underlying asset is ready for its intended use, at which point the interest cost is amortized as depreciation expense over the estimated useful life of the asset.

FDA validation costs, which to date relate to our manufacturing facility for exenatide once weekly, are capitalized as part of the effort required to acquire and construct long-lived assets, including readying them for their initial intended use, and are amortized over the estimated useful life of the asset.

We record impairment losses on property, plant and equipment used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. We are subject to regulatory requirements with respect to our currently approved products and product candidates that can result in us not obtaining approval for product candidates in development or even discontinuance of the ability to sell our existing products. Therefore, we must regularly evaluate our ability to realize assets associated with our products and product candidates. As of December 31, 2009 there are no indicators of impairment associated with such assets. We also record assets to be disposed of at the lower of their carrying amount or fair value less cost to sell. For the year ended December 31, 2008, we recorded $8.8 million in asset impairments related to impaired leasehold improvements associated with facility leases we will no longer use in our operations as part of our restructuring discussed in Note 5. While we have a history of operating and cash flow losses, we believe the expected future cash flows to be received support the carrying value of our long-lived assets and accordingly, we have not recognized any material impairment losses as of December 31, 2009.

1. Summary of Significant Accounting Policies (Continued)

Computer Software Costs for Internal Use

We capitalize costs of computer software developed or obtained for internal use. Capitalized computer software costs are amortized as depreciation expense on a straight-line basis over the estimated useful life of software, generally three years.

Investments in Unconsolidated Entities

We use the equity method of accounting for investments in other companies that are not controlled by us and in which our interest is generally between 20% and 50% of the voting shares or we have significant influence over the entity, or both. Our share of the income or losses of these entities is included in interest and other expense, and the investments, which have a net book value of $3.2 million and $4.7 million at December 31, 2009 and December 31, 2008, respectively, are included in other long-term assets. We recorded $4.0 million, $4.5 million and $1.8 million of equity method investee losses during the years ended December 31, 2009, 2008 and 2007, respectively. We recognized an impairment loss of $9.0 million in 2008 on one of our equity method investments after assessing the financial and technical performance of the entity in which the investment was made as well as the entity's ability to raise additional capital in significantly deteriorated financial markets to fund ongoing operations. There were no such impairments during the year ended December 31, 2009.

Patents

We have filed a number of patent applications with the United States Patent and Trademark Office and in foreign countries. Certain legal and related costs incurred in connection with pending patent applications have been capitalized. Costs related to successful patent applications are amortized over the lesser of the remaining useful life of the related technology or the remaining patent life, commencing on the date the patent is issued. Gross capitalized patent costs were approximately $5.9 million and $5.5 million at December 31, 2009 and 2008, respectively. Accumulated amortization was approximately $3.1 million and $2.6 million at December 31, 2009 and 2008, respectively. Patents are classified as other long-term assets in the accompanying consolidated balance sheets. We recorded patent amortization expense of $0.4 million, $0.4 million and $0.3 million in the years ended December 31, 2009, 2008 and 2007, respectively. Capitalized costs related to patent applications are expensed as a selling, general and administrative expense in the period during which a determination not to pursue such applications is made. Such expenses were not material in the years ended December 31, 2009, 2008 and 2007, respectively.

1. Summary of Significant Accounting Policies (Continued)

Net Loss Per Share

Basic and diluted net loss applicable to common stock per share is computed using the weighted average number of common shares outstanding during the period. Shares used in calculating basic and diluted net loss per common share exclude the following common share equivalents (in thousands):

	Years ended December 31,		
	2009	2008	2007
Antidilutive options to purchase common stock	209	2,957	6,767
Antidilutive shares underlying convertible senior notes	15,238	15,238	11,136
	15,447	18,195	17,903

In future periods, if we report net income and the common share equivalents for our convertible senior notes are dilutive, the common stock equivalents will be included in the weighted average shares computation and interest expense related to the notes will be added back to net income to calculate diluted earnings per share.

Derivative Financial Instruments

We mitigate certain financial exposures, including currency risk and interest rate risk, through a controlled program of risk management that includes the use of derivative financial instruments. Derivatives are recorded on the balance sheet at fair value, with changes in value being recorded in interest and other income and interest and other expense. The fair value of our derivative financial instruments was a net liability of $2.9 million and $4.8 million at December 31, 2009 and 2008, respectively. We have determined that our derivative financial instruments are defined as Level 2 in the fair value hierarchy. We recognized unrealized gains on derivative financial instruments of $1.9 million for the year ended December 31, 2009 and unrealized losses on derivative financial instruments of $4.9 million and $0.1 million for the years ended December 31, 2008 and 2007, respectively.

The following table summarizes the fair value and balance sheet classification of our derivative financial instruments (in thousands):

	December 31, 2009		December 31, 2008	
	Fair Value	Balance sheet location	Fair Value	Balance sheet location
Foreign currency derivative contracts	$ (100)	Other current liabilities	$ 160	Other current assets
Interest rate derivative contract (Note 8)	(2,813)	Other long-term obligations, net of current portion	(4,991)	Other long-term obligations, net of current portion
	$(2,913)		$(4,831)	

1. Summary of Significant Accounting Policies (Continued)

Comprehensive Loss

Comprehensive loss includes net loss and unrealized gains and losses on investments. We disclose the accumulated balance of other comprehensive loss as a separate component of stockholder's equity.

Accounting for Stock-Based Compensation

We utilize the fair value method of accounting for stock-based compensation arrangements. Accordingly, we expense the estimated fair value of non-cash stock awards granted to our employees, including the effect of estimated forfeitures, over the requisite employee service period, which is generally the vesting period. The fair value method of accounting applies to awards granted subsequent to January 1, 2006, the date the fair value method of accounting for stock-based compensation arrangements became effective, and to awards that were outstanding on the effective date and subsequently modified or cancelled. Estimated non-cash compensation expense for awards outstanding as of January 1, 2006 is being recognized over the remaining service period of the award using the compensation cost calculated for pro-forma disclosure purposes under the former guidance.

We use the Black-Scholes model to estimate the fair value of non-cash, stock-based payments granted to employees. The assumptions used for the specified reporting periods and the resulting estimates of weighted-average estimated fair value per share of options granted and employee stock purchase rights during those periods are as follows:

	Years ended December 31,		
	2009	2008	2007
Volatility—Stock option plans	80.9%	46.5%	44.2%
Volatility—Employee stock purchase rights	97.9%	56.8%	27.9%
Expected life in years—Stock option plans	4.3	4.2	5.4
Expected life in years—Employee stock purchase rights	0.5	0.5	0.5
Risk-free interest rate—Stock option plans	1.6%	3.4%	4.7%
Risk-free interest rate—Employee stock purchase rights	0.4%	1.9%	4.9%
Dividend yield	—%	—%	—%
Weighted average estimated fair value per share of stock options granted	$5.73	$10.43	$18.01
Weighted average estimated fair value per share of employee stock purchase rights granted	$4.04	$ 7.14	$10.01

We estimate volatility based upon the historical volatility of our common stock for a period corresponding to the expected term of our employee stock options and the implied volatility of market-traded options on our common stock with various maturities between six months and two years. The determination to use implied volatility in addition to historical volatility was based upon the availability of actively traded options on our common stock and our assessment that the addition of implied volatility is more representative of future stock price trends than historical volatility alone.

The expected life of our employee stock options represents the weighted-average period of time that options granted are expected to be outstanding in consideration of historical exercise patterns and the assumption that all outstanding options will be exercised at the mid-point of the then current date and their maximum contractual term.

1. Summary of Significant Accounting Policies (Continued)

The risk-free interest rates are based on the yield curve of U.S. Treasury strip securities in effect at the time of grant for periods corresponding with the expected life of our employee stock options. We have never paid dividends and do not anticipate doing so for the foreseeable future. Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our stock-based payments to employees.

Stock-based compensation expense recognized is based on awards ultimately expected to vest, and therefore is reduced by expected forfeitures. We estimate forfeitures based upon historical forfeiture rates, and will adjust our estimate of forfeitures if actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative adjustment in the period of the change and will also impact the amount of stock-based compensation expense in future periods.

Total employee non-cash stock-based compensation expense by operating statement classification is presented below (in thousands):

	Year ended December 31,		
	2009	2008	2007
Selling, general and administrative expenses	$28,351	$33,977	$35,420
Research and development expenses	15,411	21,138	23,644
Restructuring	—	786	—
Total	$43,762	$55,901	$59,064
Employee non-cash, stock-based compensation expense per share, basic and diluted	$ 0.31	$ 0.41	$ 0.45

Stock-based compensation expense capitalized as part of inventory and fixed assets was negligible and did not impact our reported cash flows for the years ended December 31, 2009, 2008 and 2007.

We also record non-cash expense associated with our Employee Stock Ownership Plan, or ESOP. Total non-cash ESOP expense by operating statement classification is presented below (in thousands):

	Year ended December 31,		
	2009	2008	2007
Selling, general and administrative expenses	$ 9,359	$11,267	$10,022
Research and development expenses	6,886	8,529	7,269
Restructuring	—	417	—
Total	$16,245	$20,213	$17,291

Recently Issued Accounting Standards

In April 2009, the FASB issued a new accounting standard providing guidance for the accounting of assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance amends and clarifies previous accounting standards to address application issues regarding the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Due to the fact that this guidance

1. Summary of Significant Accounting Policies (Continued)

is applicable to acquisitions completed after January 1, 2009 and we did not have any business combinations during 2009, the adoption of this standard did not have a material effect on our financial position, results of operations or cash flows.

In June 2009, the FASB issued authoritative guidance that prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. Specifically, among other aspects, this standard amends previously issued accounting guidance, modifies the financial-components approach and removes the concept of a qualifying special purpose entity when accounting for transfers and servicing of financial assets and extinguishments of liabilities, and removes the exception from applying the general accounting principles for the consolidation of variable interest entities that are qualifying special-purpose entities. This new accounting standard is effective for transfers of financial assets occurring on or after January 1, 2010. The adoption of this standard will not have an impact on our financial position or results of operations.

In June 2009, the FASB issued authoritative guidance that amends previously issued accounting guidance for the consolidation of variable interest entities to require an enterprise to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity. This amended consolidation guidance for variable interest entities also replaces the existing quantitative approach for identifying which enterprise should consolidate a variable interest entity, which was based on which enterprise is exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Under this revised guidance, more entities may meet the definition of a variable interest entity, and the determination about whether an enterprise should consolidate a variable interest entity is required to be evaluated continuously. This standard is effective for us for interim and annual periods beginning after January 1, 2010. The adoption of this standard will not have an impact on our financial position or results of operations.

In August 2009, the FASB issued new authoritative guidance for the fair value measurement of liabilities when a quoted price in an active market is not available. The new guidance is effective for reporting periods beginning after August 28, 2009, which means that it became effective for our fourth quarter beginning October 1, 2009. The adoption of this new guidance did not have a material effect on our financial position, results of operations or cash flows.

In September 2009, the FASB issued authoritative guidance that provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily determinable fair value and enhances the disclosures concerning these investments. Examples of alternate investments that fall within the scope of this standard include investments in hedge funds and private equity, real estate, and venture capital partnerships. This Standard is effective for interim and annual periods ending after December 15, 2009. As of December 31, 2009, we do not have any investments that fall within the scope of this new guidance and therefore we do not anticipate that this standard will have a material impact on our consolidated financial statement disclosures.

1. Summary of Significant Accounting Policies (Continued)

In October 2009, the FASB issued authoritative guidance that amends existing revenue recognition accounting pronouncements related to multiple-deliverable revenue arrangements. The new guidance provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and how the consideration should be allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The new guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Earlier application is permitted as of the beginning of a fiscal year. We are currently evaluating the potential impact of this standard on our financial position and results of operations.

2. Investments

The following is a summary of our short-term investments as of December 31, 2009 and 2008 (in thousands):

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gains(1)	Gross Unrealized Losses(1)	Estimated Fair Value
December 31, 2009				
U.S. Treasury securities	$187,892	$ 66	$ (2)	$187,956
Obligations of U.S. Government-sponsored enterprises	60,280	47	(453)	59,874
Corporate debt securities	278,872	917	(99)	279,690
Asset backed securities	19,963	37	(576)	19,424
Total	$547,007	$1,067	$(1,130)	$546,944
December 31, 2008				
U.S. Treasury securities	$130,193	$ 449	$ —	$130,642
Obligations of U.S. Government-sponsored enterprises	129,197	656	(1,494)	128,359
Corporate debt securities	294,805	175	(4,090)	290,890
Asset backed securities	33,081	4	(3,401)	29,684
Total	$587,276	$1,284	$(8,985)	$579,575

(1) Other comprehensive loss included unrealized losses of $1.6 million and $3.3 million on investments underlying our 2001 Non-Qualified Deferred Compensation Plan at December 31, 2009 and 2008, respectively.

The gross realized gains on sales of available-for-sale securities totaled approximately $0.7 million, $2.6 million and $1.1 million and the gross realized losses totaled $0.6 million, $4.6 million and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

2. Investments (Continued)

Contractual maturities of short-term investments at December 31, 2009 were as follows (in thousands):

	Fair Value
Due within 1 year	$465,263
After 1 but within 5 years	53,224
After 5 but within 10 years	1,437
After 10 years	27,020
Total	$546,944

For purposes of these maturity classifications, the final maturity date is used for securities not due at a single maturity date. Securities not due at a single maturity date include mortgage-backed securities, which are included in Obligations of U.S Government-sponsored enterprises in the table above, and asset-backed securities.

The following table shows the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$10,635	$ (2)	$ —	$ —	$ 10,635	$ (2)
Obligations of U.S Government-sponsored enterprises	17,166	(118)	17,629	(335)	34,795	(453)
Corporate debt securities	25,420	(42)	12,498	(57)	37,918	(99)
Asset backed securities	2,560	(52)	15,567	(524)	18,127	(576)
Mortgage-backed securities	—	—	—	—	—	—
	$55,781	$(214)	$45,694	$(916)	$101,475	$(1,130)

During the year ended December 31, 2009 we recognized a $1.4 million other-than-temporary impairment loss for credit-related losses associated with two securities in our portfolio. The impairment loss was based upon the difference between the amortized cost basis and the observed market prices for the securities. During the year ended December 31, 2008 we recognized a $5.9 million other-than-temporary impairment loss on an investment in a corporate debt security based upon an assessment of the impact of bankruptcy proceedings of the debt issuer on the recoverability of our investment. The unrealized losses on our remaining investments are due to the increased volatility in the markets impacting the classes of securities we invest in and are not due to a deterioration in credit ratings. Our investments have a short effective duration, and since we have the ability and intent not to sell these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2009.

3. Other Financial Information

Inventories consist of the following (in thousands):

	At December 31, 2009	At December 31, 2008
Raw materials	$67,446	$ 74,140
Work-in process	18,335	21,382
Finished goods	13,919	20,301
	$99,700	$115,823

Other current assets consist of the following (in thousands):

	At December 31, 2009	At December 31, 2008
Prepaid expenses	$58,032	$30,335
Interest and other receivables	13,740	3,681
Other current assets	6,709	7,022
	$78,481	$41,038

Property, plant and equipment consist of the following (in thousands):

	At December 31, 2009	At December 31, 2008
Land and land improvements	$ 12,196	$ 11,876
Laboratory equipment	57,354	34,275
Leasehold improvements	71,969	71,379
Production equipment	78,605	13,610
Office equipment, furniture and computer software	88,369	82,852
Buildings	154,860	51,278
Construction in progress	436,959	474,125
	900,312	739,395
Less accumulated depreciation and amortization	(120,254)	(83,951)
	$ 780,058	$655,444

Construction in progress includes costs associated with our manufacturing facility for exenatide once weekly, which is currently under construction in Ohio (see Note 4) and costs associated with the exenatide once weekly pen device. During 2009 we placed into service bulk manufacturing components. Construction in progress as of December 31, 2008 has been adjusted to include additional capitalized interest of $18.5 million as a result of the required retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (Note 1).

3. Other Financial Information (Continued)

Other current liabilities consist of the following (in thousands):

	At December 31,	
	2009	2007
Accrued rebate discounts	$40,735	$28,575
Accrued expenses	34,789	43,482
Other current liabilities	19,639	18,068
	$95,163	$90,125

4. Collaborative Agreements

We have entered into various collaborative agreements which provide us with rights to develop, produce and market products using certain know-how, technology and patent rights maintained by our collaborative partners. Terms of the various collaboration agreements may require us to make and/or receive milestone payments upon the achievement of certain product research and development objectives and pay and/or receive royalties on future sales, if any, of commercial products resulting from the collaboration.

Effective January 1, 2009, we implemented new authoritative guidance related to accounting for collaborative arrangements. The new guidance requires that certain transactions between collaborators be recorded in the income statement on either a gross or net basis, depending on the characteristics of the collaboration relationship, and provides for enhanced disclosure of collaborative relationships. We evaluated our collaborative agreements for proper statement of operations classification based on the nature of the underlying activity. If payments to and from our collaborative partners are not within the scope of other authoritative accounting literature, the statement of operations classification for the payments is based on a reasonable, rational analogy to authoritative accounting literature that is applied in a consistent manner. Amounts due from our collaborative partners related to development activities are generally reflected as a reduction of research and development expenses and amounts due to our collaborative partners related to sharing of commercialization expenses are generally reflected as selling, general and administrative expenses. Milestone payments and up-front payments received are generally reflected as collaborative revenue as discussed above in Note 1, and milestone payments and up-front payments made are generally recorded as research and development expenses if the payments relate to drug candidates that have not yet received regulatory approval. Milestone payments and up-front payments made related to approved drugs (of which there have been none to date) will generally be capitalized and amortized to cost of goods sold over the economic life of the product. Royalties received (of which there have been none to date) will generally be reflected as collaborative revenues and royalties paid are generally reflected as cost of goods sold. The adoption of the new guidance related to accounting for collaborative arrangements did not affect our financial position or results of operations.

For collaborations with commercialized products, if we are the principal we record revenue and the corresponding operating costs in their respective line items within our statement of operations based on the nature of the shared expenses. If we are not the principal, we record operating costs as a reduction of revenue. The principal is the party who is responsible for delivering the product or service to the customer, has latitude with establishing price and has the risks and rewards of providing product or service to the customer, including inventory and credit risk.

4. Collaborative Agreements (Continued)

Collaboration with Eli Lilly and Company

In September 2002, we and Lilly entered into a Collaboration Agreement for the global development and commercialization of exenatide (the "agreement"). The agreement was amended in 2006 and in 2009.

This agreement includes BYETTA and any sustained release formulations of exenatide such as once weekly exenatide, our once-weekly formulation of exenatide for the treatment of type 2 diabetes. Under the terms of the agreement, operating profits from products sold in the United States are shared equally between us and Lilly. In 2005, we received United States Food and Drug Administration (FDA) approval for the twice-daily formulation of exenatide, which is marketed in the United States under the trade name BYETTA. The agreement provides for tiered royalties payable to us by Lilly based upon the annual gross margin for all exenatide product sales, including any long-acting release formulations, outside of the United States. Royalty payments for exenatide product sales outside of the United States will commence after a one-time cumulative gross margin threshold amount has been met. Lilly is responsible for 100% of the costs related to development of exenatide once weekly and BYETTA for sale outside of the United States. Lilly is responsible for 100% of the costs related to commercialization of all exenatide products for sale outside of the United States.

At signing, Lilly made initial non-refundable payments to us totaling $80 million, of which $50 million was amortized to revenues under collaborative agreements prior to 2004. The remaining $30 million was amortized to revenues ratably over a seven-year period which ended in 2009 and represented our estimate of the period of our performance of significant development activities under the agreement.

In addition to these up-front payments, Lilly agreed to make future milestone payments of up to $85 million upon the achievement of certain development milestones, including milestones relating to both twice daily and sustained release formulations of exenatide such as exenatide once weekly, of which $75 million have been paid through December 31, 2009. No additional development milestones may be earned under the collaboration agreement. In December 2007, we received milestone payments of $30 million associated with the results of a thirty week comparator study of exenatide once weekly and BYETTA in patients with type 2 diabetes. Since the New Drug Application filing for exenatide once weekly did not occur by December 31, 2007, Lilly was entitled to convert the milestones into shares of our common stock at a conversion price equal to the immediately preceding twenty day average closing market price of our common stock on December 31, 2007. In February 2008 Lilly elected to convert the milestones into common stock and received 0.8 million shares of our common stock at a conversion price equal to $37.9535.

Lilly also agreed to make additional future milestone payments of up to $130 million contingent upon the commercial launch of exenatide in selected territories throughout the world, including both twice-daily and sustained release formulations, of which $40 million have been paid and recorded as revenue through December 31, 2009. Remaining milestones relate primarily to the commercial launch of exenatide once weekly in selected territories throughout the world, including $40 million for the launch in the United States.

In October 2008, we and Lilly entered into an Exenatide Once Weekly Supply Agreement (the "supply agreement") pursuant to which we will supply commercial quantities of exenatide once weekly for sale in the United States, if approved by the United States Food and Drug Administration, or FDA.

4. Collaborative Agreements (Continued)

In addition, if Lilly receives approval to market the product in jurisdictions outside the United States, we will be required to manufacture the product intended for commercial sale by Lilly in those jurisdictions.

Under the terms of the exenatide once weekly supply agreement, Lilly made a cash payment of $125 million to us, which represents an amount to compensate us for the estimated past and future cost of carrying Lilly's share of the capital investment made in our manufacturing facility in Ohio, that otherwise would have been included in the cost of product produced at the facility and charged to Lilly through our arrangements with them. In addition to this cash payment, we will recover Lilly's share of the capital investment in the facility through an allocation of depreciation expense in cost of goods as discussed below. Under the terms of the supply agreement, we have agreed not to charge Lilly for Lilly's share of the interest costs capitalized to the facility or any future financing cost that may be related to financing the facility. Accordingly we have determined that a portion of the $125 million payment, amounting to $37.7 million at December 31, 2009, represents a reimbursement to us of Lilly's share of interest costs capitalized to the facility that will be credited to Lilly for its share of the capitalized interest included in the cost of goods sold for exenatide once weekly as incurred. We have concluded that any excess amount represents deferred collaborative revenue for services to be provided to Lilly under the supply agreement that will be amortized ratably over the economic useful life of the exenatide once weekly product following its commercial launch. The ultimate allocation of the $125 million payment, which is classified as a long-term deferred credit in the accompanying Consolidated Balance Sheets at December 31, 2009, will be dependent upon the total amount of interest costs capitalized to the facility when it is placed in service. Under certain circumstances, including upon an impairment of the exenatide once weekly manufacturing facility, Lilly may receive a credit for the unearned portion of the $125 million payment which will be applied against Lilly's share of the impairment charge. The $125 million payment is not refundable to Lilly if exenatide once weekly does not receive regulatory approval unless such non-approval results in an impairment as discussed above.

In addition to the $125 million cash payment, we will recover Lilly's share of the over $500 million initial capital investment in the facility through an allocation of depreciation to cost of goods sold in accordance with the collaboration agreement. Subsequent capital investments, including those for the exenatide once weekly pen device, are subject to separate cost sharing terms, as described below. We retain ownership of the facility and Lilly's share of the capital investment to be recovered through the sharing of cost of goods sold is initially estimated to be 55% subject to adjustment based upon the allocation of the proportion of product supplied for sale in the United States, the cost of which is shared equally by the parties, and the proportion of product supplied for sale outside of the United States, the cost of which is paid for 100% by Lilly.

In October 2008, we and Lilly also entered into a loan agreement pursuant to which Lilly made available to us a $165 million unsecured line of credit that we can draw upon from time to time beginning on December 1, 2009 and ending on June 30, 2011. Any interest due under the credit facility will bear interest at the five-day average three-month LIBOR rate immediately prior to the date of the advance plus 5.25% and shall be due and payable quarterly in arrears on the first business day of each quarter. All outstanding principal, together with all accrued and unpaid interest shall be due and payable the earlier of 36 months following the date on which the loan commitment is fully advanced or June 30, 2014. As of December 31, 2009 we have not drawn upon this credit facility.

4. Collaborative Agreements (Continued)

In April 2009, we and Lilly announced the restructuring of the exenatide operations in order to improve alliance effectiveness, increase financial and operational efficiencies and maximize the value of BYETTA and exenatide once weekly. Additionally, we and Lilly amended our collaboration agreement to require one year's notice should Lilly terminate the agreement without cause. Previously, the agreement required nine-month's notice. In addition, we and Lilly also agreed that internal marketing costs, which were previously not shared, are now shared within the alliance.

In May 2009, we and Lilly entered into a Cost Allocation Agreement (the "cost allocation agreement") which amends the exenatide development and commercialization cost-sharing provisions contained in the companies' Collaboration Agreement and Exenatide Once Weekly Supply Agreement, or the Agreements.

Under the terms of the Cost Allocation Agreement, the following changes will be applied with respect to the cost-sharing provisions of the Agreements retroactively as of January 1, 2009:

- Lilly will be responsible for 53% of shared exenatide global development and commercialization expenses that generate utility both in the United States and outside the United States, including global manufacturing development expenses. We will be responsible for 47% of these expenses;
- Lilly will assume 100% of all exenatide development and commercialization expenses that generate utility predominantly outside the United States. Under the previous cost-sharing arrangement, we were responsible for 20% of some of these expenses; and
- The royalty structure for exenatide revenues generated outside the United States has been modified to reflect Lilly's revised expense burden, with a reduction in Lilly's royalty payments to us.

The companies will continue to equally share all exenatide development and commercialization expenses that generate utility predominately in the United States.

In May 2009, we and Lilly entered into a joint supply agreement for an exenatide once weekly pen device. We and Lilly agreed to cooperate in the development, manufacturing and marketing of exenatide once weekly in a dual chamber cartridge pen configuration. We and Lilly will share the capital and development costs of the pen, including the estimated total capital investment of approximately $216 million which is expected to be incurred over the next few years. We and Lilly have agreed that the estimated cost of the total capital investment will be allocated 60% to Lilly and 40% to us, with Lilly funding its share as the capital expenditures are incurred. Through December 31, 2009, we have incurred $97.7 million in capital expenditures associated with the exenatide once weekly pen, which amount is included in construction in progress. We have billed Lilly $54.6 million for these expenditures, of which $46.6 million has been received by us. Capital reimbursements from Lilly, which are included in deferred collaborative profit-sharing in the accompanying consolidated balance sheet, are being deferred and will be amortized to collaborative profit sharing for Lilly's share of the depreciation included in cost of goods sold for the exenatide once weekly pen device as incurred.

4. Collaborative Agreements (Continued)

The following table summarizes the milestones received during the years ended December 31, 2009, 2008 and 2007 and the manner of recognition in the accompanying consolidated financial statements:

Amount	Year Received	Milestone event	Manner of recognition	Type
$5 million	2007	Results of clinical study comparing BYETTA to insulin-glargine.	Recognized as revenue under collaborative agreements upon receipt.	Development
$10 million	2007	Commercial launch of BYETTA in the EU.	Recognized as revenue under collaborative agreements upon commercial launch of BYETTA in 2007.	Commercial
$30 million	2007	Completion of Phase 3 trial for once weekly exenatide.	Deferred upon receipt until stock conversion rights contingency finalized.(1)	Development

(1) In February 2008, Lilly elected to convert these milestones into shares of our common stock.

We recorded revenue under this collaborative agreement of $3.1 million, $4.3 million and $19.3 million in the years ended December 31, 2009, 2008 and 2007, respectively. We recorded $66.6 million, $69.3 million and $60.3 million of cost-sharing payments due from Lilly for the twelve months ended December 31, 2009, 2008 and 2007, respectively, related to the sharing of BYETTA and exenatide once weekly development expenses, which are included as a reduction of research and development expenses in the accompanying consolidated statements of operations. We recorded expense of $5.3 million, $2.5 million and $22.0 million for the twelve months ended December 31, 2009, 2008 and 2007, respectively, for amounts due to Lilly for shared sales force expenses, marketing expenses and other commercial support, which are included in selling, general and administrative expenses.

Collaboration with Alkermes, Inc.

In May 2000, we signed an agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development, manufacture and commercialization of an injectable long-acting formulation of exenatide, or exenatide once weekly.

Under the terms of the agreement, Alkermes has granted us an exclusive, worldwide license to its Medisorb® technology for the development and commercialization of injectable sustained release formulations of exendins, such as exenatide, and other related compounds that we may develop. In exchange, Alkermes receives funding for research and development and may earn future milestone payments upon achieving specified development and commercialization goals. Alkermes will also receive royalties on any future product sales.

In October 2005, we and Alkermes Controlled Therapeutics II, a wholly owned subsidiary of Alkermes, Inc., entered into an Amendment to Development and License Agreement (the

4. Collaborative Agreements (Continued)

"Amendment"), which amends the Development and License Agreement between the parties dated May 15, 2000. Under the terms of the Amendment, we will be responsible for manufacturing for commercial sale the once weekly dosing formulation of exenatide once weekly, if approved. The royalty to be paid from us to Alkermes for commercial sales of exenatide once weekly was adjusted to reflect the new manufacturing arrangement.

In December 2005, our wholly-owned subsidiary, Amylin Ohio LLC, purchased an existing building and land to house our manufacturing facility in Ohio and we are responsible for all costs and expenses associated with the design, construction, validation and utilization of the facility. At December 31, 2009 we had capitalized $701.9 million associated with the construction and validation of this facility, including $97.7 million in capital expenditures associated with the exenatide once weekly pen device.

Collaboration with Takeda Pharmaceutical Company, Ltd

On October 30, 2009, we and Takeda Pharmaceutical Company Limited, or Takeda, entered into a License, Development and Commercialization Agreement, or the development agreement, pursuant to which the companies will co-develop and commercialize pharmaceutical products containing compounds specified in the development agreement for the treatment of human indications including, but not limited to, (i) weight management and/or obesity, (ii) glycemic control and (iii) cardiovascular disease. We received a one-time, nonrefundable cash payment of $75 million from Takeda in connection with the execution of the development agreement. We recorded the up-front payment as deferred revenue in our consolidated balance sheets and will recognize the revenue over the estimated development period of ten years. As of December 31, 2009 deferred revenue associated with the Takeda collaboration equaled $73.8 million, of which $66.3 is classified as long-term.

We will also receive certain payments upon the achievement of milestone events including: (i) up to $200 million for achieving development milestones with respect to two specific products and up to $50 million for achieving development milestones with respect to any additional products; (ii) up to $140 million per product for achieving commercial milestones related to the first sale of a product in various territories; and (iii) up to $800 million per product for the achievement of certain sales based milestones. Takeda will also pay us double digit tiered royalties based on total annual sales of products.

We will be responsible for executing all development activities for each product through the completion of all phase 2 clinical trials of such products for the purpose of obtaining regulatory approval in the United States. We will also be responsible for certain third party royalties. Takeda will be responsible for the execution of all other development activities for the purpose of obtaining regulatory approval in and outside the United States. Throughout the term of the development agreement, Takeda will generally be responsible for 80% of the development costs associated with obtaining approval for the products in the United States and we will be responsible for 20% of such costs, except for certain clinical safety trial costs for which we will have additional cost-sharing responsibility. Takeda will be responsible for 100% of all development costs associated with obtaining approval for the products outside the United States.

Takeda will be responsible for commercializing the products in and outside the United States and will be responsible for all commercialization costs associated with the products. We will have the option to co-commercialize the first 2 approved products containing different clinically active ingredients and any follow-on products containing the identical ingredients. The development agreement will terminate at Takeda's election or upon the expiration of all Takeda payment obligations to Amylin.

4. Collaborative Agreements (Continued)

Either party may terminate the agreement for cause, including the commencement of insolvency, bankruptcy, reorganization or other similar proceeding by a party or if the other party breaches any material provision of the development agreement including breaches of payment or commercially reasonable efforts obligations. Further, either party may terminate the development agreement for safety issues or failure to obtain any necessary third party license.

We recorded revenue under this collaborative agreement of $1.3 million for the amortization of the up-front payment. We recorded $1.5 million of cost-sharing payments due from Takeda for the twelve months ended December 31, 2009, which are included as a reduction of research and development expenses in the accompanying consolidated statements of operations.

Other Collaborations

In connection with our strategic equity investments, we have entered into collaborative agreements with certain of our equity method investees. We received research and development cost-sharing reimbursements under these collaborative agreements of $2.5 million, $1.2 million and $0.7 million in the years ended December 31, 2009, 2008 and 2007, respectively. The cost sharing reimbursements were recorded as a reduction to research and development costs.

5. Restructuring

On November 10, 2008, we announced a corporate restructuring, or the 2008 Restructuring that reduced our San Diego work force by approximately 25 percent or 330 employees. In connection with the 2008 Restructuring, we recorded restructuring charges of $54.9 million which are reported as a separate line item in the accompanying Consolidated Statement of Operations for the year ended December 31, 2008.

In May 2009, we announced a restructuring of our sales force to merge our existing primary care and specialty sales forces into a single organization or the 2009 Restructuring. The 2009 Restructuring reduced the total number of Amylin sales representatives by approximately 200 employees. We recorded restructuring charges of $17.0 million during the year ended December 31, 2009 consisting of employee separation costs and facilities related charges.

5. Restructuring (Continued)

The following table summarizes the components of the restructuring charges (in thousands):

	Year ended December 31,		
	Accruals	Non-cash items	Total
2008 Activity			
Facilities related charges	$38,447	$(7,156)	$31,291
Employee separation costs	13,118	786	13,904
Asset impairments	—	8,796	8,796
Other restructuring charges	935	—	935
Balance as of December 31, 2008:	$52,500	$ 2,426	$54,926
2009 Activity			
Facilities related charges	5,391	213	5,604
Employee separation costs	10,629	281	10,910
Other restructuring charges	466	—	466
Balance as of December 31, 2009:	$16,486	$ 494	$16,980

Facility related charges consist of estimated losses associated with certain facility leases in our San Diego campus which we no longer use in our operations and which we ceased using in the quarter ended December 31, 2008. These losses represent the remaining lease payments and other costs due under the lease and costs associated with obtaining sub-leases, net of sub-lease income under executed sub-leases. To the extent sub-leases have not yet been signed, we assumed reasonably expected sub-lease income which we determined based upon our assessment of market conditions for similar rental properties in our geographic area, both of which are discounted at a credit-adjusted risk-free rate of 10%. During the year ended December 31, 2009 we revised the estimated losses associated with the facility leases we ceased using in 2008 based upon recently executed sub-lease agreements and a related reassessment of current market conditions and recorded an additional loss of $5.6 million, bringing the total facilities related charges for the two years ended December 31, 2009 to $36.9 million. As of the year ended December 31, 2009, the estimated losses associated with the facilities with executed sub-leases accounted for approximately $19.9 million of the total facility related charges of $36.9 million. We expect to incur approximately $11.4 million of accretion expense over the remaining term of the leases, which have expiration dates from 2015 to 2018.

Employee separation costs for the 2008 Restructuring consist primarily of salaries and benefits earned during the minimum notification period prescribed by law and severance costs associated with the reduction in our workforce. Employee separation costs for the 2009 Restructuring consist primarily of severance costs. Asset impairments primarily relate to impaired leasehold improvements associated with the facility leases discussed above. Other restructuring charges consist of incremental direct costs associated with the 2008 and 2009 Restructuring.

5. Restructuring (Continued)

The following table sets forth activity in the restructuring liability (in thousands):

	Employee separation costs	Facilities related charges	Other restructuring charges	Total
Balance at December 31, 2007	$ —	$ —	$ —	$ —
Accruals	13,118	38,447	935	52,500
Payments	(4,827)	—	(935)	(5,762)
Balance at December 31, 2008	$ 8,291	$ 38,447	$ —	$ 46,738
Accruals	10,629	5,391	466	16,486
Payments	(18,920)	(14,826)	(466)	(34,212)
Accretion of sub-lease expense	—	2,968	—	2,968
Balance at December 31, 2009	$ —	$ 31,980	$ —	$ 31,980

We have substantially completed all of the activities included in the restructuring plans for both 2008 and 2009. All of the costs associated with the 2008 and 2009 Restructurings were incurred during the years ended December 31, 2009 and 2008.

6. Commitments and Contingencies

Lease Commitments

We lease our facilities under operating leases, with various terms, the majority of which expire between 2015 and 2019. The minimum annual rent on our facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. For financial reporting purposes, rent expense is recognized on a straight-line basis over the term of the leases. Accordingly, rent expense recognized in excess of rent paid is reflected as deferred rent. Deferred rent totaled $8.7 million and $8.3 million at December 31, 2009 and 2008, respectively, of which $7.9 million and $7.6 million is included in other long-term obligations, net of current portion in the accompanying Consolidated Balance Sheets at December 31, 2009 and 2008, respectively. Certain of our facility leases contain incentives in the form of reimbursement from the landlord for a portion of the costs of leasehold improvements we have incurred. These incentives are recognized as a reduction of rental expense on a straight-line basis over the term of the respective leases. Unamortized leasehold improvement incentives totaled $9.0 million for both years ended December 31, 2009 and 2008, of which $7.8 million and $7.9 million is included in other long-term obligations, net of current portion in the accompanying consolidated balance sheets at December 31, 2009 and 2008, respectively.

We lease vehicles for our field force under operating leases, with lease terms up to four years, of which the first year is non-cancellable. Minimum future payments for the non-cancellable term of these leases are $0.1 million at December 31, 2009.

6. Commitments and Contingencies (Continued)

Minimum future annual obligations for facility and vehicle operating leases for years ending after December 31, 2009 are as follows (in thousands):

2010	$ 23,234
2011	23,790
2012	24,430
2013	25,055
2014	25,731
Thereafter	65,295
Total minimum lease payments	$187,535

Rent expense for the years ended December 31, 2009, 2008 and 2007, was $12.5 million, $18.9 million and $16.2 million, respectively.

Other Commitments

We have committed to make potential future milestone payments to third parties as part of in-licensing and development programs primarily related to research and development agreements. Potential future payments generally become due and payable only upon the achievement of certain developmental, regulatory and/or commercial milestones, such as achievement of regulatory approval, successful development and commercialization of products, and subsequent product sales. Because the achievement of these milestones is neither probable nor reasonably estimable, we have not recorded a liability on the balance sheet for any such contingencies.

As of December 31, 2009, if all such milestones are successfully achieved, the potential future milestone and other contingency payments due under certain contractual agreements are approximately $260.0 million in aggregate, of which $9.5 million is expected to be paid over the next twelve months.

We have committed to make future minimum payments to third parties for certain inventories in the normal course of business. The minimum contractual purchase commitments total $78.1 million as of December 31, 2009, the majority of which relate to exenatide once weekly and BYETTA, including minimum inventory purchases for exenatide once weekly of $37.6 million that are contingent upon FDA approval of exenatide once weekly.

As of December 31, 2009, commitments to complete construction of our exenatide once weekly manufacturing facility in Ohio are $2.7 million and commitments associated with capital investments on the exenatide once weekly pen device are $46.1 million.

7. Convertible Senior Notes

In April 2004, we issued $200 million aggregate principal amount of 2.5% convertible senior notes due April 15, 2011 in a private placement, referred to as the 2004 Notes. The 2004 Notes have been registered under the Securities Act of 1933, as amended, or the Securities Act, to permit registered resale of the 2004 Notes and of the common stock issuable upon conversion of the 2004 Notes. The 2004 Notes bear interest at 2.5% per year, payable in cash semi-annually and are convertible into a total of up to 5.8 million shares of common stock at a conversion price of $34.35 per share, subject to customary adjustments for stock dividends and other dilutive transactions. We incurred debt issuance

7. Convertible Senior Notes (Continued)

costs of $6.4 million in connection with the issuance of the 2004 Notes, which are being amortized to interest expense over the term of the 2004 Notes and had a net book value of $1.2 million and $2.1 million at December 31, 2009 and 2008, respectively. Amortization expense associated with these debt issuance costs was approximately $0.9 million for each of the years ended December 31, 2009, 2008 and 2007. The fair value of the 2004 Notes, determined by observed market prices, was $192.1 million and $150.0 million at December 31, 2009 and 2008, respectively.

Upon a change in control, the holders of the 2004 Notes may elect to require us to re-purchase the 2004 Notes. We may elect to pay the purchase price in common stock instead of cash, or a combination thereof. If paid with common stock the number of shares of common stock a holder will receive will be valued at 95% of the average closing prices of our common stock for the five-day trading period ending on the third trading day before the purchase date.

In June 2007, we issued the 2007 Notes in a private placement, which have an aggregate principal amount of $575 million, and are due June 15, 2014. The 2007 Notes are senior unsecured obligations and rank equally with all other existing and future senior unsecured debt. The 2007 Notes bear interest at 3.0% per year, payable in cash semi-annually, and are initially convertible into a total of up to 9.4 million shares of common stock at a conversion price of $61.07 per share, subject to the customary adjustment for stock dividends and other dilutive transactions. In addition, if a "fundamental change" (as defined in the associated indenture agreement) occurs prior to the maturity date, we will in some cases increase the conversion rate for a holder of notes that elects to convert our notes in connection with such fundamental change. The maximum conversion rate is 22.9252 ($43.62 per share), which would result in a maximum issuance 13.2 million shares of common stock if all holders converted at the maximum conversion rate.

The 2007 Notes will be convertible into shares of our common stock unless we elect net-share settlement. If we elect net-share settlement, we will satisfy the accreted value of the obligation in cash and will satisfy the excess of conversion value over the accreted value in shares of our common stock based on a daily conversion value, determined in accordance with the associated indenture agreement, calculated on a proportionate basis for each day of the relevant 20-day observation period. Holders may convert the 2007 Notes only in the following circumstances and to the following extent: (1) during the five business-day period after any five consecutive trading day period (the measurement period) in which the trading price per note for each day of such measurement period was less than 97% of the product of the last reported sale price of our common stock and the conversion rate on each such day; (2) during any calendar quarter after the calendar quarter ending March 31, 2007, if the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter; (3) upon the occurrence of specified events; and (4) the 2007 Notes will be convertible at any time on or after April 15, 2014 through the scheduled trading day immediately preceding the maturity date.

Subject to certain exceptions, if we experience a "designated event" (as defined in the associated indenture agreement) including a "fundamental change," including if a majority of our Board of Directors ceases to be composed of a majority of the existing directors or other individuals approved by a majority of the existing directors, holders of the 2007 Notes will, for the duration of the notes, have the option to require us to repurchase all or any portion of their 2007 Notes. The designated event

7. Convertible Senior Notes (Continued)

repurchase price will be 100% of the principal amount of the 2007 Notes to be purchased plus any accrued interest up to but excluding the relevant repurchase date. We will pay cash for all notes so repurchased. We may not redeem the Notes prior to maturity.

The 2007 Notes have been registered under the Securities Act of 1933, as amended, to permit registered resale of the 2007 Notes and of the common stock issuable upon conversion of the 2007 Notes. Subject to certain limitations, we will be required to pay the holders of the 2007 Notes special interest on the 2007 Notes if we fail to keep such registration statement effective during specified time periods. The 2007 Notes pay interest in cash, semi-annually in arrears on June 15 and December 15 of each year, which began on December 15, 2007. We incurred debt issuance costs of $16.3 million in connection with the issuance of the 2007 Notes. As a result of our adoption of the new accounting guidance for convertible debt instruments (Note 1), we retrospectively allocated a portion of the debt issuance costs to equity which resulted in total revised debt issuance costs of $11.1 million and recorded a debt discount of $180.3 million. The debt discount and issuance costs are being amortized to interest expense over the term of the 2007 Notes. The effective interest rate on the net carrying value of the 2007 Notes was 9.3% for year ended December 31, 2009.

The net book value of debt issuance costs as of December 31, 2009 was $7.0 million. After giving effect to the aforementioned retrospective adjustment, the debt issuance costs had a net book value of $8.6 million and $10.2 million at December 31, 2008 and 2007, respectively. Amortization expense associated with these debt issuance costs was $1.6 million for both of the years ended December 31, 2009 and 2008 and $0.9 million for the year ended December 31, 2007. The fair value of the 2007 Notes, determined by observed market prices, was $453.0 and $260.4 million at December 31, 2009 and 2008 respectively.

As discussed in Note 1, the 2007 Notes are within the scope of the new authoritative guidance for accounting for convertible debt instruments that may be settled in cash upon conversion because we have the option to elect net-share settlement upon conversion.

The carrying amount of the equity component of the 2007 Notes was $180.3 million at both December 31, 2009 and 2008. At December 31, 2009, the unamortized balance of the debt discount will be amortized over the remaining life of the 2007 Notes, approximately five years.

8. Long-Term Note Payable

In December 2007, we entered into a $140 million credit agreement with Bank of America, N.A., as administrative agent, collateral agent and letter of credit issuer, Silicon Valley Bank and RBS Asset Finance, Inc., as syndication agents, and Comerica Bank and BMO Capital Markets Financing, Inc., as documentation agents. The credit agreement provides for a $125 million term loan and a $15 million revolving credit facility. The revolving credit facility also provides for the issuance of letters of credit and foreign exchange hedging up to the $15 million borrowing limit. At December 31, 2009 we had an outstanding balance of $93.8 million under the term loan and had issued $8.9 million of standby letters of credit under the revolving credit facility, primarily in connection with office leases.

8. Long-Term Note Payable (Continued)

Our domestic subsidiaries, Amylin Ohio LLC and Amylin Investments LLC, are co-borrowers under the credit agreement. The loans under the revolving credit facility are collateralized by substantially all of our (including the two domestic subsidiaries) assets (other than intellectual property and certain other excluded collateral). The term loan is repayable on a quarterly basis, with no payments due quarters one through four, 6.25% of the outstanding principal due quarters five through eleven, and 56.25% of the outstanding principal due in quarter 12. Interest on the term loan will be paid quarterly on the unpaid principal balance at 1.75% above the London Interbank Offered Rate, or LIBOR, based on our election of either one, two, three, or six months LIBOR term, and payable at the end of the selected interest period but no less frequently than quarterly as of the first business day of the quarter prior to the period in which the quarterly installment is due. We have elected to use the three month LIBOR, which was 0.25% at December 31, 2009. Interest periods on the revolving credit facility may be either one, two, three, or six months, and payable at the end of the selected interest period but no less frequently than quarterly, and the interest rate will be either LIBOR plus 1.0% or the Bank of America prime rate, as selected by us. Both loans have a final maturity date of December 21, 2010.

The credit agreement contains certain covenants, including a requirement to maintain minimum unrestricted cash and cash equivalents balances, as defined in the agreement, in excess of $400 million, below which certain limitations provided for in the agreement become effective. The credit agreement also contains certain events of default including unrestricted cash and cash equivalents balances, as defined in the agreement, falling below $280 million, nonpayment of principal, interest, fees or other amounts, violation of covenants, inaccuracy of representations and warranties and default under other indebtedness that would permit the administrative agent to accelerate our outstanding obligations if not cured within applicable grace periods. In addition, the credit agreement provides for automatic acceleration upon the occurrence of bankruptcy, other insolvency events and a change in control as defined in the credit agreement, including if a majority of our Board of Directors ceases to be composed of the existing directors or other individuals approved by a majority of the existing directors. There is an annual commitment fee associated with the revolving credit facility of 0.25%.

Maturities of long-term debt for years ending after December 31, 2009 are as follows (in thousands):

2010	$93,750
Thereafter	—
Total minimum long-term debt payments	$93,750

We incurred debt issuance costs of $1.7 million in connection with the credit agreement, which are being amortized to interest expense on a straight-line basis over the term of the credit agreement and had a net book value of $0.5 million and $1.1 million at December 31, 2009 and 2008, respectively. Amortization expense associated with these debt issuance costs was $0.6 million for both of the years ended December 31, 2009 and 2008 and $15.3 thousand for the year ended December 31, 2007.

In connection with the execution of the Term Loan, we entered into an interest rate swap with an initial notional amount of $125 million on December 21, 2007 that has resulted in a fixed rate of 5.717% and matures on December 21, 2010. We determined that the interest rate swap agreement is defined as Level 2 in the fair value hierarchy. As of, and for the year ended, December 31 2009 the

8. Long-Term Note Payable (Continued)

fair value of the interest rate swap agreement was a liability of $2.8 million and the recognized gain on the interest rate swap was $2.2 million. As of, and for the year ended, December 31, 2008 the fair value of the interest rate swap was a liability of $5.0 million and the recognized loss on the interest rate swap was $4.6 million. Recognized gains and losses on the interest rate swap are included in interest and other expense.

9. Stockholders' Equity

Stock-based Compensation Plans

Stock Option Plans

We have two stock option plans under which we currently grant stock options: the 2009 Equity Incentive Plan, or the 2009 Plan, and the 2003 Non-Employee Directors' Stock Option Plan, or the 2003 Directors' Plan. The 2009 Plan replaced the 2001 Stock Option Plan, or the 2001 Plan. Options granted under the 2001 Plan remain outstanding until exercised or cancelled. Under the 2003 Directors' Plan, non-qualified stock options and restricted stock may be granted to our non-employee directors. The 2003 Directors' Plan provides for automatic stock option grants to non-employee directors upon their initial appointment or election to our Board of Directors which are issued from shares authorized under the 2009 Plan.

To date, stock-based compensation awards under the 2001 Plan, the 2003 Directors' Plan and the 2009 Plan consist primarily of incentive and non-qualified stock options. Stock options granted under the each of the plans must have an exercise price equal to at least 100% of the fair market value of our common stock on the date of grant and generally vest over four years. Stock options granted prior to October 10, 2007 have a maximum contractual term of ten years and stock options granted after October 10, 2007 have a maximum contractual term of seven years. At December 31, 2009, an aggregate of 28.5 million shares were reserved for future issuance under our stock option plans, of which 11.3 million shares were available for future grants.

A summary of stock option transactions for all stock option plans is presented below:

	Shares (thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Options outstanding at December 31, 2008	18,605	$27.39		
Granted	3,687	$ 9.39		
Exercised	(626)	$ 7.83		
Cancelled/Forfeited	(4,433)	$26.60		
Options outstanding at December 31, 2009	17,233	$24.45	5.29	$18,918
Options exercisable at December 31, 2009	11,582	$27.34	4.90	$ 2,683
Options vested and expected to vest	16,872	$24.68	5.27	$17,562

The total intrinsic value of stock options exercised was $2.8 million, $8.4 million and $72.9 million during the years ended December 31, 2009, 2008 and 2007, respectively. We received cash from the exercise of stock options of $4.6 million, $7.3 million and $37.4 million during the years ended

9. Stockholders' Equity (Continued)

December 31, 2009, 2008 and 2007, respectively. We did not record any tax benefits related to the exercise of employee stock options due to our net loss position. Upon option exercise, we issue new shares of our common stock.

At December 31, 2009, total unrecognized estimated non-cash, stock-based compensation expense related to nonvested stock options granted prior to that date was $49.4 million, with a weighted-average amortization period of 2.1 years. We record non-cash, stock-based compensation expense for options with pro-rata vesting on a straight-line basis over the awards' vesting period.

Employee Stock Purchase Plan

Our 2001 Employee Stock Purchase Plan, or the 2001 Purchase Plan, enables participants to contribute up to 15% of their eligible compensation for the purchase of our common stock at the lower of 85% of the fair market value of our common stock (i) on the employee's enrollment date or (ii) the purchase date. The terms of any offerings under the 2001 Purchase Plan are established by the Compensation and Human Resources Committee of the Board of Directors. In May 2008, the Compensation and Human Resources Committee approved a series of four consecutive six-month offerings commencing on September 1, 2008. As of December 31, 2009, 1.6 million shares were reserved for future issuance under the 2001 Purchase Plan.

The total intrinsic value of purchase rights exercised was $1.1 million, $1.7 million and $1.5 million during the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, total unrecognized non-cash, compensation expense for nonvested purchase rights granted prior to that date was $0.4 million, with a weighted-average amortization period of 0.2 years.

Shares Reserved for Future Issuance

The following shares of common stock are reserved for future issuance at December 31, 2009 (in thousands):

Stock Option Plans	28,543
Employee Stock Purchase Plan	1,605
Convertible Senior Notes	15,238
	45,386

Shareholder Rights Plan

In June 2002, we adopted a Preferred Share Purchase Rights Plan (the "Rights Plan"). The Rights Plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of our common stock, par value $0.001 per share, held of record at the close of business on June 28, 2002. The Rights are not currently exercisable. Under certain conditions involving an acquisition or proposed acquisition by any person or group of 15% or more of our common stock, the Rights permit the holders (other than the 15% holder) to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares") at a price of $100 per one one-hundredth of a Preferred Share, subject to adjustment. Each one one-hundredth of a share of Preferred Shares has designations and powers, preferences and rights and the qualifications, limitations and restrictions which make our value approximately equal to the value of

9. Stockholders' Equity (Continued)

one share of our common stock. Under certain conditions, the Rights are redeemable by our Board of Directors in whole, but not in part, at a price of $0.001 per Right.

10. Benefit Plans

Defined Contribution 401(k) Plan

We have a defined contribution 401(k) plan for the benefit of all eligible employees. Discretionary matching contributions are based on a percentage of employee contributions and are funded by newly issued shares of our common stock. We recorded expense of $3.9 million, $4.9 million and $4.4 million for matching contributions in the years ended December 31, 2009, 2008 and 2007, respectively.

Deferred Compensation Plans

In August 1997, we adopted a Non-Employee Directors' Deferred Compensation Plan (the "Directors' Deferral Plan") that permits participating non-employee directors to elect, on an annual basis, to defer all or a portion of their cash compensation in a deferred stock account, pursuant to which the deferred fees are credited in the form of phantom shares of our common stock, based on the market price of the stock at the time the fees are earned. Deferred amounts are valued at the fair market value of our common stock at each reporting date and are included in accrued compensation in the accompanying consolidated balance sheets. Upon termination of service the director's account is settled in either cash or stock, at our discretion. In connection with this plan we recorded an expense of $0.9 million for the year ended December 31, 2009, a credit of $0.6 million for the year ended December 31, 2008 and an expense of $0.8 million for the year ended December 31, 2007.

We adopted a Deferred Compensation Plan in April 2001 which allows officers to defer up to 80% and directors to defer up to 100% of their eligible annual compensation. The trust assets, consisting of primarily cash, mutual funds and equity securities are recorded at current market prices. The company-owned assets are placed in a "rabbi trust" and are included in other current assets in the accompanying consolidated balance sheets. The trust assets had a fair value of $6.7 million and $6.5 million at December 31, 2009 and 2008, respectively, including unrealized losses of approximately $1.6 million and $3.3 million at December 31, 2009 and 2008, respectively. Unrealized gains and losses on the trust assets are included in accumulated other comprehensive loss in the accompanying consolidated balance sheets. The corresponding liability was $6.7 million and $6.5 million at December 31, 2009 and 2008, respectively, of which $6.7 million and $6.3 million are included in other long-term liabilities, net of current portion in the accompanying consolidated balance sheets at December 31, 2009 and 2008, respectively. The current portion of the corresponding liability is included in accrued compensation in the accompanying consolidated balance sheets at December 31, 2009 and 2008. Total contributions to this plan, consisting solely of compensation deferred by participants, were $1.7 million, $1.7 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Employee Stock Ownership Plan

In December 2007, we adopted the Employee Stock Ownership Plan, or ESOP. Active employees who are at least 18 years old and have met minimum service requirements and are not otherwise disqualified under the terms of the ESOP are eligible to participate. Each participant has an ESOP account into which we make mandatory annual contributions in the form of shares of our common stock equal to 10% of a participant's plan year eligible compensation. We may make additional

10. Benefit Plans (Continued)

discretionary contributions for any plan year, and total contributions are limited to the lesser of 100% of a participant's plan year eligible compensation and limitations established by the Internal Revenue Service Code (IRS Code). A participant's eligible compensation primarily includes wages and bonus.

Participants vest in their accounts over four years of service, at 25% for more than one year of service but less than two years, at 50% for more than two years of service but less than three years, at 75% for more than three years of service but less than four years, and 100% for more than four years of service. Any forfeitures of non-vested amounts shall be used to restore any rehired employees who previously forfeited their nonvested balance under certain circumstances, or shall be used to reduce future employer contributions and shall be allocated to the participant accounts. Distributions generally are made only upon termination of employment and as necessary by regulatory requirements.

Shares committed to be released or that have been allocated to participant accounts are treated as outstanding shares for calculating earnings per share. The ESOP held 2.7 million shares at December 31, 2009, of which 0.8 million were unvested and had a fair value of $11.8 million. We recorded ESOP expense of $16.3 million, $19.8 million and $17.3 million for the years ended December 31, 2009, 2008 and 2007, respectively, for our contribution.

11. Litigation

From time to time in the ordinary course of business, we become involved in various lawsuits, claims and proceedings relating to the conduct of our business, including those pertaining to product liability, patent infringement and employment claims. Since August 2008, we and Lilly have been named as defendants in 55 separate product liability cases involving approximately 340 plaintiffs in various courts in the United States. These cases have been brought by individuals who allege they have used BYETTA. They generally seek compensatory and punitive damages for alleged injuries, consisting primarily of pancreatitis, and in some cases, wrongful death. Most of the cases are pending in California state court, where the Judicial Council has granted our petition for a "coordinated proceeding" for all California state court cases alleging harm allegedly as a result of BYETTA use. We also have received notice from plaintiff's counsel of additional claims by individuals who have not filed suit. These matters are at an early stage and, as a result, we cannot reasonably estimate potential losses, if any, at this time. While we cannot predict the outcome of any lawsuit, claim or proceeding, we and Lilly intend to vigorously defend these matters. However, if we are unsuccessful in our defense, these matters could result in a material adverse impact to our financial position and results of operations.

12. Income Taxes

We have net deferred tax assets relating primarily to net operating loss carryforwards and research and development tax credit carryforwards. Subject to certain limitations, these deferred tax assets may be used to offset taxable income in future periods. Since we have been unprofitable since inception and the likelihood of future profitability is not assured, we have provided a valuation allowance for most of these deferred tax assets in our consolidated balance sheets at December 31, 2009 and 2008, respectively. If we determine that we are able to realize a portion or all of these deferred tax assets in the future, we will record an adjustment to increase their recorded value and a corresponding adjustment to increase income or additional paid in capital, as appropriate, in that same period.

We recognize the impact of a tax position in our financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits

12. Income Taxes (Continued)

of the position. We provide estimates for unrecognized tax benefits which relate primarily to issues common among corporations in our industry. We apply a variety of methodologies in making these estimates which include advice from industry and subject experts, evaluation of public actions taken by the Internal Revenue Service and other taxing authorities, as well as our own industry experience. If our estimates are not representative of actual outcomes, our results could be materially impacted.

The provision (benefit) for income taxes includes the following (in thousands):

	Years ended December 31,		
	2009	2008	2007
Current (benefit) provision:			
Federal	$(2,027)	$(657)	$ —
State	34	38	38
Foreign	—	18	30
Total current (benefit) provision	(1,993)	(601)	68
Deferred (benefit) provision:			
Federal	—	—	—
State	26	26	(1,117)
Foreign	—	—	—
Total deferred (benefit) provision	26	26	(1,117)
Total (benefit) provision	$(1,967)	$(575)	$(1,049)

These amounts are included in interest and other expense in the accompanying consolidated statements of operations.

The current Federal income tax benefit reflects refundable research credits and the refund of 2008 alternative minimum taxes from the carryback of the current year loss. The Housing and Economic Recovery Act of 2008 (P.L. 110-289), enacted on July 30, 2008, and extended through 2009 by the American Recovery and Reinvestment Act of 2009, provides for the acceleration of a portion of unused pre-2006 research credits and alternative minimum tax credits in lieu of claiming the 50% bonus depreciation allowance enacted in the Economic Stimulus Act of 2008. Amylin is electing to refund approximately $1.4 million of research credit carryovers in 2009. $1.6 million of accelerated research credits have been reflected in the current income tax benefit including an additional benefit related to last year's actual refundable credits. A refund of $0.4 million from the carryback of 2009 net operating losses to 2008 has also been reflected in the current income tax benefit.

The deferred state income tax benefit in 2007 reflects the Texas margin tax (TMT) credit available to offset future margin taxes over the next 18 years. We estimate that our future TMT liability will be based on our gross revenues in Texas, rather than our apportioned taxable income. Therefore, it is more likely than not that our TMT credit will be recovered and, accordingly, we have not established a valuation allowance against this asset.

Deferred income taxes reflect the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes and the net tax effects of net operating loss and credit carryforwards. Significant components of our deferred tax assets as of December 31, 2009 and 2008 are shown below (in thousands). The components of our deferred tax assets as of December 31, 2008 have been adjusted for the required retroactive adoption

12. Income Taxes (Continued)

of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (Note 1). A valuation allowance of $661.7 million was recognized at December 31, 2009 to offset the deferred tax assets, as realization of such assets has not met the more likely than not threshold required under current accounting guidance. Included in the gross deferred tax assets below are pre-January 1, 2006 stock option deductions that, when recognized, are estimated to increase additional paid in capital by $21.5 million (in thousands).

	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 418,807	$ 409,376
Research tax credits	59,531	61,839
Capitalized research and development expenses	64,650	83,564
Accrued expenses	68,164	58,242
Deferred revenue	73,417	49,192
Stock-based compensation expense	29,667	27,440
Other, net	—	166
Total deferred tax assets	714,236	689,819
Valuation allowance for deferred tax assets	(661,698)	(629,600)
Total deferred tax assets after valuation allowance	52,538	60,219
Deferred tax liabilities:		
Convertible debt discount	(48,479)	(59,128)
Other, net	(2,993)	—
Total deferred tax liabilities	(51,472)	(59,128)
Net deferred tax asset after valuation allowance	$ 1,066	$ 1,091

The net deferred tax assets are included in other long-term assets in the accompanying consolidated balance sheets.

Following is a summary of our Federal net operating loss carryforwards, Federal research tax credit carryforwards and California net operating loss carryforwards at December 31, 2009 (in thousands):

	Federal net operating loss carryforwards	California net operating loss carryforwards	Federal research and development tax credit carryforwards
Expiring within one year	$ —	$ —	$ 636
After 1 but within 5 years	717	151,172	2,670
After 5 but within 10 years	72,038	395,732	3,405
After 10 years	1,147,481	66,131	53,647
	$1,220,236	$613,035	$60,358

We experienced changes in control that triggered the limitations of Section 382 of the Internal Revenue Code on our net operating loss carryforwards. The Section 382 limitations were immaterial to our total net operating losses and are reflected in the net operating loss of $1.2 billion presented above.

12. Income Taxes (Continued)

At December 31, 2009, we had Federal net operating loss carryforwards of approximately $1.2 billion, which begin to expire at the end of 2011. We also have California net operating loss carryforwards of $613.0 million, which begin to expire at the end of 2011, and other state net operating loss carryforwards of approximately $225.0 million, which begin to expire at the end of 2010. The difference between the Federal and California tax loss carryforwards is attributable to the capitalization of research and development expenses for California tax purposes, the prior years' limitation on California loss carryforwards and apportionment of losses to other states. We have Federal research tax credit carryforwards of $60.4 million, which began to expire at the end of 2009, and California research tax credit carryforwards of $29.2 million, which carry forward indefinitely.

The reconciliation between our effective tax rate and the federal statutory rate is as follows:

	Tax rate for the years ended December 31,		
	2009	2008	2007
Federal statutory rate applied to net loss before income tax (benefit) provision	(35.0)%	(35.0)%	(35.0)%
State taxes	2.4%	(1.6)%	—
Research and development tax credits	0.1%	(0.8)%	(3.0)%
Stock-based compensation	6.4%	3.1%	4.2%
Expiring federal net operating losses	5.4%	—	—
Increase in valuation allowance	17.1%	34.5%	30.9%
Other	2.6%	(0.4)%	2.4%
Effective tax rate	(1.0)%	(0.2)%	(0.5)%

The state tax effects during 2009 include a 5.4% increase in the effective state tax rate (fully offset by a decrease in valuation allowance) relating to a decrease to certain deferred tax assets as a result of a California tax law change that was enacted in February 2009. This change allows an elective single sales factor for state apportionment for taxable years beginning on or after January 1, 2011. We expect to benefit from the California single sales factor election for apportioning income for years 2011 and beyond. As a result of our anticipated election of the single sales factor, we have re-measured our deferred tax assets taking into account the expected reduced California apportionment factor under the elective single sales factor. The state tax effects during 2007 include the expiration of state net operating loss carryforwards.

Because we adopted the provisions of fair value method of accounting for stock-based compensation arrangements effective January 1, 2006, we recognize windfall tax benefits associated with stock-based compensation directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from January 1, 2006 onward. A windfall tax benefit occurs when the actual tax benefit realized upon an employee's disposition of a stock-based award exceeds any existing deferred tax asset associated with the award. At December 31, 2009, deferred tax assets do not include $45 million of excess tax benefits from stock-based compensation.

Income taxes paid during the years ended December 31, 2009, 2008 and 2007 totaled $43 thousand, $63 thousand and $30 thousand, respectively.

12. Income Taxes (Continued)

The reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	December 31,		
	2009	2008	2007
Reconciliation of unrecognized tax benefits:			
Unrecognized tax benefits related to reductions in tax losses and credits as of the beginning of the year	$22,441	$ 29,913	$23,645
Increase (decrease) in unrecognized tax benefits related to reductions in tax losses and credits as a result of tax positions taken during a prior period	2,752	(11,711)	339
Increase in unrecognized tax benefits related to reductions in tax losses and credits as a result of tax positions taken during the current period	11,112	4,239	5,929
Unrecognized tax benefits related to reductions in tax losses and credits as of the end of the year	$36,305	$ 22,441	$29,913

The balance of unrecognized tax benefits at December 31, 2009 of $36.3 million are tax benefits that, if recognized, would not affect our effective tax rate as long as they remain subject to a full valuation allowance. The net effect on the deferred tax assets and corresponding decrease in the valuation allowance at December 31, 2009, 2008 and 2007 resulting from unrecognized tax benefits is $28.3 million, $15.1 million and $19.4 million, respectively. We have not recognized any accrued interest and penalties related to unrecognized tax benefits during the years ended December 31, 2009, 2008 and 2007. We are subject to taxation in the United States and various states and foreign jurisdictions. Effectively all of our historical tax years are subject to examination by the Internal Revenue Service and various state and foreign jurisdictions due to the generation of net operating loss and credit carryforwards. We do not foresee any material changes to unrecognized tax benefits within the next twelve months. We will elect a treatment for interest and penalties when they occur.

13. Quarterly Financial Data (Unaudited)

The following financial information reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods.

13. Quarterly Financial Data (Unaudited) (Continued)

Summarized quarterly data for fiscal 2009 and 2008 are as follows (in thousands, except per share data):

	For the quarters ending			
	March 31(2)	June 30(2)	September 30(2)	December 31(2)
2009:				
Net product sales	$179,332	$197,497	$192,887	$ 184,277
Revenues under collaborative agreements	1,070	1,072	1,034	1,250
Gross profit from product sales	160,700	173,204	170,263	166,827
Restructuring	—	11,376	—	5,604
Net loss	(46,954)	(62,372)	(26,659)	(50,271)
Basic and diluted net loss per share(1)	$ (0.34)	$ (0.44)	$ (0.19)	(0.35)
2008:				
Net product sales	$178,721	$200,335	$201,364	$ 184,922
Revenues under collaborative agreements	1,071	1,072	1,071	1,072
Gross profit from product sales	156,697	175,653	177,969	163,427
Restructuring	—	—	—	54,926
Net loss	(71,099)	(66,591)	(79,023)	(105,228)
Basic and diluted net loss per share(1)	(0.52)	(0.49)	(0.58)	(0.76)

(1) Net loss per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per-share calculations will not necessarily equal the annual per share calculation.

(2) Operating results have been revised to conform to the current presentation with regard to the Company's change in method of accounting for reimbursed research and development costs under collaborative arrangements , see Note 1, "Summary of Significant Accounting Policies". Revenues under collaborative arrangements (in thousands) have been reduced by $17,445, $20,612, $15,927, $16,497, $13,272, $10,803, $17,314, for each of the quarterly periods presented above from the quarter ended March 31, 2008 through the quarter ended September 30, 2009. There was no change to net loss as a result of this revision.

(3) Net loss and basic and diluted net loss per share for each of the quarterly periods in 2008 have been adjusted for the retroactive adoption of authoritative guidance related to convertible debt instruments that may be settled in cash upon conversion (Note 1).

AMYLIN PHARMACEUTICALS, INC

Schedule II: Valuation Accounts

(in thousands)

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2009				
Inventory reserve	$ 5,101	1,007	5,811	$ 297
Accounts receivable allowances(1)	$15,041	44,783	39,529	$20,295
Year ended December 31, 2008				
Inventory reserve	$ 5,327	7,196	7,422	$ 5,101
Accounts receivable allowances(1)	$12,769	34,996	32,724	$15,041
Year ended December 31, 2007				
Inventory reserve	$ 385	7,637	2,695	$ 5,327
Accounts receivable allowances(1)	$ 6,558	27,787	21,576	$12,769

(1) Allowances for prompt payment, product returns, doubtful accounts and wholesaler chargebacks.